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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-90108

$125,000,000

11 1/4% Senior Notes due August 1, 2010

        We are offering $125,000,000 of our 11 1/4% Senior Notes due August 1, 2010. We will pay interest on the notes every February 1 and August 1. The first interest payment will be made on February 1, 2003. The notes will mature on August 1, 2010.

        We may redeem some or all of the notes on or after August 1, 2006 at the redemption prices set forth in this prospectus. In addition, we may redeem up to 35% of the aggregate principal amount of the notes before August 1, 2005 with the net proceeds of equity offerings. If we experience a change of control, holders of the notes may require us to repurchase the notes. There is no sinking fund for the notes.

        The notes will be senior unsecured obligations of Mothers Work, Inc. and will rank senior to our subordinated indebtedness. Our obligations under the notes will be guaranteed on a senior basis by our domestic restricted subsidiaries. The notes will be effectively subordinated to all of our secured debt, including our credit facility.

        Concurrently with this offering, we also are publicly offering 1,100,000 shares of our common stock, which includes 100,000 shares being sold by selling stockholders, by means of a separate prospectus and registration statement. This offering is contingent on the closing of the concurrent equity offering, but the concurrent equity offering is not contingent on the closing of this offering.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 13.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Mothers Work
Per Note	98.719%	3.000%	95.719%
Total	$123,398,750	$3,750,000	$119,648,750
(1)
Plus accrued and unpaid interest, if any, from August 5, 2002.

        Delivery of the notes, in book-entry form only, will be made on or about August 5, 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Fleet Securities, Inc.

The date of this prospectus is July 31, 2002.

a pea in the pod®
MATERNITY REDEFINED®

Mimi
maternity®

Fashion-Quality-Selection • Amazing Low Prices • 750 Great Locations

MOTHERHOOD®
MATERNITY

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        Mothers Work®, A Pea in the Pod®, Mimi Maternity®, Motherhood®, Motherhood Maternity Outlet®, MaternityMall.com®, Mothertime™, iMaternity™, Mimi™, TrendTrack™ and Dan Howard™ are trademarks and service marks of Mothers Work, Inc. This prospectus also includes trademarks, service marks and trade names owned by other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

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  changes in consumer spending patterns;

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  raw material price increases;

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  consumer preferences and overall economic conditions;

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  the impact of competition and pricing;

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  changes in weather patterns;

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  availability of suitable store locations on appropriate terms;

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  continued availability of capital and financing;

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  ability to hire and develop sales associates;

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  changes in fertility and birth rates;

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  political stability;

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  currency and exchange risks;

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  changes in existing or potential duties, tariffs or quotas;

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  postal rate increases and charges;

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  paper and printing costs;

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  other factors affecting our business beyond our control; and

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  other factors referenced in this prospectus, including those set forth under the caption "Risk Factors."

        In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends," "continues," "could," "estimates," "plans," "potential," "predicts," "goal," "objective," or the negative of any of these terms, or comparable terminology, or by discussions of outlook, plans, goals, strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

i

PROSPECTUS SUMMARY

        This summary highlights information more fully described elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully, including the SEC filings that we have incorporated by reference into this prospectus, the "Risk Factors" section and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our notes. When we refer to "notes" in this prospectus, we are referring to our 11 1/4% Senior Notes due August 1, 2010, unless otherwise indicated. When used in this prospectus, the terms "Mothers Work," "we," "our" and "us" refer to Mothers Work, Inc. and its subsidiaries, unless otherwise specified.

Mothers Work, Inc.

        We are the leading designer and retailer of maternity apparel in the United States with 893 stores in all 50 states, Puerto Rico and Canada. We operate our stores under the Motherhood Maternity (Motherhood), Mimi Maternity (Mimi) and A Pea in the Pod brands and also sell our merchandise on the Internet at our MaternityMall.com and brand-specific websites. Our strategy is to fulfill all of an expectant mother's clothing needs, including casual and career wear, formal attire, underwear and outerwear in a high-service store environment. We use a vertically integrated business model to ensure that we offer the broadest assortment of in-stock, fashionable merchandise. Our three retail brands collectively target all of the price segments in maternity apparel, ranging from Motherhood at value prices to A Pea in the Pod at luxury prices. Our stores include 132 leased departments, primarily Motherhood-branded, within department and specialty stores. We have achieved 14.3% compounded annual sales growth over the past five years, resulting in sales of $388.3 million for the fiscal year ended September 30, 2001.

        We were founded by Dan and Rebecca Matthias in 1982 as a mail order maternity apparel catalog. We began operating retail stores in 1985 and completed our initial public offering in 1993. We acquired Motherhood and A Pea in the Pod in 1995 and iMaternity in October 2001 to increase our industry presence, address multiple price points in maternity apparel and improve operating productivity. Since the acquisitions of Motherhood and A Pea in the Pod, we have developed and grown these brands along with our Mimi brand. In connection with each of our acquisitions, we have consolidated some overlapping locations and closed under-performing stores, resulting in increased sales per square foot and better absorption of store overhead.

        We believe that there are approximately $1 billion of maternity clothes sold each year in the United States. We also believe that there is an opportunity to grow the market by selling maternity clothes to pregnant women who currently purchase loose-fitting or larger-sized non-maternity clothing as a substitute for maternity wear. In addition, we believe that demand for maternity apparel is relatively stable when compared to non-maternity apparel. Expectant mothers continue to need to replace their clothes and the current rate of approximately four million U.S. births per year has remained stable over the last decade. We believe that maternity apparel is also less fashion sensitive than specialty apparel in general, as demand is driven by the need to replace wardrobe basics as opposed to current fashion trends. Our competitors in the value-priced maternity apparel business are primarily moderate-priced department stores, discount stores and web-based maternity operations. Competition in mid- and luxury-priced maternity apparel is highly fragmented. We compete primarily with single location retailers and a handful of multi-location maternity operations, with the largest of these competitors having only twelve stores.

        Motherhood.    Motherhood serves the value-priced and highest volume portion of the maternity apparel industry and is our largest chain, with 610 stores as of March 31, 2002. Motherhood is positioned on everyday low prices, broad assortment, fashion and quality. We believe that the Motherhood customer shops at moderate-priced department stores and discount stores when she is not expecting. Motherhood stores average approximately 1,400 square feet and are located primarily in enclosed malls, strip and power centers and central city business districts. Motherhood stores include 87 outlet locations that carry predominantly Motherhood-branded product, as well as some closeout merchandise. In addition, we operate 128 Motherhood leased departments in department and specialty stores such as Macy's, Rich's, Lazarus and Babies "R" Us. Between 1998 and 2000, we successfully broadened Motherhood's customer base by lowering price points approximately 40% to 45%. This new price position significantly expanded the brand's target market, increased revenues per store and increased unit volumes.

        Mimi.    We have 109 Mimi stores, as of March 31, 2002, that serve the middle market price segment of the maternity apparel industry. The brand is positioned as young, contemporary, fun and affordable. We believe that the Mimi customer shops at department stores and specialty apparel chains when she is not expecting. Mimi stores average approximately 1,600 square feet and are located primarily in regional malls, lifestyle centers and central business districts. The stores carry Mimi-branded product, as well as a small selection of maternity merchandise developed by contemporary vendors exclusively for Mimi. We also operate ten Mimi leased departments, six of which have been opened after March 31, 2002, in Marshall Field's, Bloomingdale's and Macy's. Mimi was historically price positioned just below A Pea in the Pod. When Motherhood's prices were lowered, there was an opportunity for Mimi to broaden its customer base by including lower price points. Mimi was, therefore, recently repositioned and its merchandise price points now range from just above Motherhood to the lower end of A Pea in the Pod. This repositioning has resulted in an expansion of Mimi's target market, and we believe that we now have the opportunity to significantly increase the number of Mimi stores.

        A Pea in the Pod.    We believe that A Pea in the Pod is the premier maternity brand in the United States. The brand is positioned as exclusive, designer and aspirational. Our 42 stores, as of March 31, 2002, average approximately 2,400 square feet and are located in the most upscale venues, including Madison Avenue, Oak Street, Beverly Hills, South Coast Plaza and Bal Harbour. In addition to offering A Pea in the Pod and Mimi brands, we seek out designer and contemporary manufacturers and help them develop maternity versions of their styles exclusively for our A Pea in the Pod stores. Publicity, including celebrities wearing our clothes, is an important part of the marketing and positioning of the brand. As scarcity is part of the concept's luxury image, we have chosen to further develop the brand primarily by optimizing our customers' in-store experience rather than by opening new stores. We, therefore, continuously upgrade the quality of the locations, our store designs, the product styling and our publicity to enhance brand image and maximize profitability.

Our Competitive Strengths

        We are the leader in maternity apparel.    We are the only nationwide chain of maternity specialty stores in the United States and believe that our brands are the most recognized in maternity apparel. We have established a broad distribution network, with stores in a wide range of geographic areas and retailing venues. In addition, we believe that we have a leading position at every price point of maternity apparel through our three distinct brands. Our leadership position enables us to gain a unique understanding of the needs of our maternity customers, as well as keep abreast of fashion and product developments. We enhance our leadership position, increase market penetration and further build our brands by operating leased departments in department and baby specialty stores.

        We offer a wide product assortment.    A primary consideration for expectant mothers shopping for maternity clothes is product assortment, as pregnant women need to replace almost their entire wardrobe. We believe that we offer the widest selection of merchandise in the maternity apparel industry. We also offer product for multiple seasons, as pregnant women's clothing needs vary depending on their due date. Our ability to offer a broad assortment of product is due, in large part, to our vertically integrated business model, which includes our extensive in-house design and contract manufacturing capabilities, as well as our rapid inventory replenishment system. We believe that many of our competitors rely predominantly on the decreasing number of wholesale maternity apparel vendors who often offer more limited assortments.

        We are vertically integrated.    We design, contract manufacture and distribute approximately 90% of our merchandise. We believe that vertical integration enables us to offer the widest product selection in maternity apparel, to respond quickly to fashion trends and to ensure industry-leading in-stock levels. We combine our in-house design expertise, domestic and international sourcing capabilities, rapid inventory replenishment process and extensive proprietary systems to maximize inventory turnover, sales per square foot and gross profit margins. During the six months ended March 31, 2002, continuous improvements in our international sourcing capabilities have assisted us in improving inventory turnover and increasing gross margins by 3.3 percentage points as compared with the prior year period.

        We utilize a rapid inventory replenishment system.    Because maternity apparel is a niche industry, store profitability is optimized in smaller store formats. We are able to profitably offer a wide selection of merchandise in stores averaging approximately 1,500 square feet due, in large part, to our rapid inventory replenishment system. Our proprietary system enables us to offer more than 3,000 stock keeping units, or SKUs, per store without dedicating retail space to storage. We coordinate the rapid replenishment of inventory for all of our stores through our distribution center, which sends individually tailored selections to specific store locations between two and six times per week. We believe that most of our competitors do not rapidly replenish all styles in their store inventories and, therefore, cannot continuously offer comparable merchandise availability and assortment.

        We have proprietary systems that support our business.    In order to support our vertically integrated business model, we have developed a fully integrated, proprietary enterprise resource planning (ERP) system. This system includes point-of-sale (POS) systems, our TrendTrack merchandise analysis and planning system, our materials requirement planning (MRP) system and our web-based, global sourcing and logistics systems. These systems also support our automated picking and sorting systems and other aspects of our logistics infrastructure. We believe that our proprietary systems are critical to our competitive strengths of offering a broad product assortment, responding quickly to fashion trends, minimizing manufacturing costs and rapidly replenishing inventory in our stores.

        We are able to obtain prime real estate locations.    We believe that we are able to obtain attractive real estate locations due to the brand awareness of our concepts, our multiple price point approach and our sought after maternity customer. We are the only maternity apparel retailer to provide mall operators with the ability to choose from three differently priced concepts, depending on the mall's target demographics. We are also able to provide multiple stores for malls that want to offer their maternity customers a range of price alternatives. In addition, in the case of multi-mall operators, we have the flexibility to supply packages of stores in multiple malls. As a result, we have been able to locate stores in many of what we believe are the most desirable shopping malls in the country and are able to obtain attractive locations within these malls.

        We have a highly experienced and recently expanded management team.    Dan Matthias, Chairman and Chief Executive Officer, and Rebecca Matthias, President and Chief Operating Officer, founded the company 20 years ago and are leaders in maternity apparel retailing. David Mangini joined our management team in August 2001 as Executive Vice President — General Merchandise Manager with more than 20 years of apparel merchandising experience, including senior positions at Gap Inc. and Limited Brands, Inc. Mr. Mangini has developed a merchandising and planning organization by brand to further support each concept's future growth.

Our Growth Strategy

        We intend to continue growing our business primarily by opening new Motherhood and Mimi locations and improving profit margins. We expect to finance our growth principally from internally generated cash flow.

        Continue to grow our Motherhood store base.    We have grown our Motherhood store base from 217 stores at the time of acquisition in 1995 to 610 stores as of March 31, 2002, excluding leased departments. In fiscal 2000 and 2001, we opened 64 and 43 Motherhood stores, respectively, excluding leased departments and net of store closings. Based on our internal research and the number of suitable malls and outlet centers without a Motherhood store, we believe that the maternity apparel industry can support approximately 450 additional Motherhood stores and 100 additional Motherhood outlet stores in the United States. We expect to open approximately 99 and 67 new Motherhood stores and outlets in fiscal 2002 and 2003, respectively, net of store closings. We expect that the Motherhood stores opened in fiscal 2002 will include 54 conversions from acquired iMaternity locations. We currently have five Motherhood stores in Canada and believe that we can open additional stores in Canada, as well as in other international locations. We may also have the opportunity to grow the number of our Motherhood leased departments in the United States.

        Accelerate the growth of our Mimi store base.    We have 109 Mimi stores as of March 31, 2002, excluding leased departments. In fiscal 2000, we did not open any Mimi stores, net of store closings. In fiscal 2001, we opened three Mimi stores, excluding leased departments and net of store closings. We have recently widened the range of price points offered at Mimi to include lower prices and believe that this repositioning has significantly expanded Mimi's potential customer base. As a result, we expect to accelerate the growth of Mimi stores. Based on our internal research and the estimated number of suitable locations, we believe that the maternity apparel industry can support approximately 200 additional Mimi stores in the United States. We plan to open approximately 33 and 28 Mimi stores in fiscal 2002 and 2003, respectively, net of store closings. We expect that the Mimi stores opened in fiscal 2002 will include 25 conversions from acquired iMaternity locations.

        Increase our gross and operating margins.    We expect to increase our gross and operating margins primarily by continuing to develop our international sourcing capabilities. We have been transitioning from domestic to international manufacturing and believe that there are still significant opportunities to continue to lower our cost of goods. These opportunities include: (i) increasing volume purchasing as our business grows; (ii) improving supply chain efficiencies and communication with suppliers; (iii) shifting more of our domestic production to international factories; and (iv) identifying new manufacturers in additional and existing countries to minimize costs. We expect to continue to domestically source a portion of our product in order to quickly respond to changing fashion demands. We also expect that current initiatives to enhance the fashion apparel selection at Motherhood and Mimi will improve margins by increasing product demand and reducing markdowns.

        Expand and remodel our stores.    Approximately 25% of our non-outlet Motherhood stores are too small to carry our full line of merchandise, including plus-sized maternity wear, as well as our entire assortment of nursing apparel and accessories. We plan to expand the size of these stores primarily by relocating them within their current malls as space becomes available. Since the beginning of fiscal 1999, we have expanded 41 stores by increasing their average square footage from approximately 950 square feet to approximately 1,850 square feet. Recent results from completed relocations and expansions indicate that enlarging undersized Motherhood stores has increased their sales and profits. There are also opportunities to expand a portion of our Mimi store base to improve sales and profits. In addition, we plan to accelerate our store remodeling efforts and expect to remodel a substantial portion of our stores over the next several years.

        Improve new store return on investment.    We have recently redesigned the new store prototypes for each of our concepts to reduce build-out costs and improve returns on investment. The new prototypes are very similar to our current store base, but use more of a location's existing conditions and more prefabrication during construction. As a result, we have substantially reduced the capital expenditures needed for an average new store and expect to significantly increase our returns on new store investments.

        Leverage our unique customer relationships.    We believe that we serve approximately 2.5 million of the approximately 4.0 million women who have babies in the United States each year. We also believe that we serve approximately 1.3 million of the approximately 1.6 million first-time mothers each year. As a result, we have developed an extensive customer file of mothers. We have an opportunity to leverage these relationships by offering, at our customers' election, additional baby-related products and services through new and existing strategic alliances. We are supporting these efforts, as well as improving our customer service and customer relationship management capabilities, with investments in database hardware and software.

Recent Developments

        For the months of April, May and June 2002, we reported comparable store sales increases of 2.1%, 4.5% and 6.3%, respectively.

        On July 15, 2002, we issued a press release announcing our unaudited financial results for the third quarter ended June 30, 2002 and providing financial guidance for the fourth quarter of fiscal 2002 and the next three fiscal years.

        As of the end of the quarter, we operated 898 locations, including 738 Motherhood locations (including leased departments), 116 Mimi locations (including leased departments) and 44 A Pea in the Pod stores (including leased departments). Net sales for the third quarter were $122.6 million, a 17.9% increase from $104.0 million in the third quarter of the prior year. Comparable store sales increased 4.1% for the quarter (based on 717 locations), in contrast to a comparable store sales decrease of 2.0% in the prior year (based on 638 locations). Gross margin was 55.5%, as compared to 52.2% for the third quarter of last year. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $17.7 million for the third quarter, a 30% increase from $13.6 million for the third quarter of the prior year. Net income available to common stockholders was $6.8 million, an increase of 99% from $3.4 million in the prior year. Earnings per common share (diluted) were $1.45, a 53% increase from $0.95 in the third quarter of fiscal 2001. Net income for the quarter was affected by our adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized. We recognized $0.6 million of goodwill amortization in the third quarter of fiscal 2001, or $0.16 per common share (diluted).

        For the nine months ended June 30, 2002, net sales were $341.8 million, a 15.6% increase from $295.7 million in the prior year. Comparable store sales increased 1.0% for the nine month period (based on 665 locations), in contrast to a comparable store sales decrease of 1.0% in the prior year (based on 607 locations). Gross margin was 53.1%, as compared to 49.8% for the nine months ended June 30, 2001. Our EBITDA was $34.9 million, a 33% increase from $26.4 million in the prior year. Net income available to common stockholders was $8.6 million, a 300% increase from $2.2 million for the same period in fiscal 2001. Earnings per common share (diluted) were $2.18, an increase of 263% from $0.60 per common share (diluted) for the nine month period in fiscal 2001. Net income and earnings per common share for the nine month period were affected by the adoption of SFAS No. 142, as we recognized $1.6 million of goodwill amortization in fiscal 2001, or $0.45 per common share (diluted).

        As of June 30, 2002, our balance sheet reflects cash and cash equivalents of $2.2 million, credit facility borrowings of $1.5 million, long term debt of $98.3 million, and stockholders' equity of

$26.3 million. On an adjusted basis, after giving effect to this offering and the concurrent equity offering, as of June 30, 2002, our cash and cash equivalents would have been $11.1 million, we would have had no credit facility borrowings, our long term debt would have been $128.1 million and our stockholders' equity would have been $40.9 million.

        For the quarter ending September 30, 2002, we are planning for low single digit comparable store sales increases, an improvement in gross margin of approximately 2.0 percentage points, and an EBITDA margin substantially consistent with that of the same quarter in the prior year. We expect our capital expenditures for the fiscal year ending September 30, 2002 to be in the range of $10 million to $12 million, having incurred capital expenditures of $5.1 million through June 30, 2002. Assuming the completion of this offering and the concurrent equity offering, we expect to incur certain one-time charges, which relate to the early repayment of our existing senior notes and the planned purchase of our Series C preferred stock, of approximately $3.0 million, including approximately $2.6 million of non-cash charges, which will reduce earnings per common share (diluted) by approximately $0.70 for fiscal 2002.

        Over the next three fiscal years, our goal is to increase sales by an average of approximately 10% annually, based on our plan to open new Motherhood and Mimi stores and our planned 1% to 2% comparable store sales growth. However, we expect somewhat less than 10% sales growth in fiscal 2003, primarily due to the increased number of new store openings beginning in fiscal 2003 and the impact of iMaternity stores closed during fiscal 2002 which contributed to fiscal 2002 sales but will not contribute to fiscal 2003 sales. We also have a goal to increase our gross margin by the end of the next three years by approximately 2.5 percentage points. If we were able to achieve this gross margin goal, we believe our operating income margin would increase by approximately 0.7 percentage points by the end of this three-year period. The targeted improvement in gross margin for the same period would be partially offset by an expected increase in operating expenses as a percentage of sales resulting from new store openings and our assumed low comparable store sales growth. Consistent with the goals described in the preceding sentences, our goal is to increase our earnings per share by approximately 18% to 20% annually over the next three years.

        We plan to fund our capital expenditures over the next three years principally from cash flow from operations, and we plan for the annual expenditures to be higher than fiscal 2002, primarily due to discretionary store remodeling initiatives and a greater number of planned store openings. We are planning our fiscal 2003 capital expenditures to be between $20 million and $25 million, with approximately one-third targeted for our store remodeling program.

        The goals set forth above, as well as the other forward-looking information contained or incorporated by reference in this prospectus, constitute forward-looking statements that are subject to various risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from these forward-looking statements. See "Forward-Looking Statements" and "Risk Factors."

Our Principal Executive Offices

        Our principal executive offices are located at 456 North Fifth Street, Philadelphia, Pennsylvania 19123. Our telephone number is (215) 873-2200, and our website address is www.motherswork.com. Information included or referred to on any of our websites is not a part of this prospectus.

The Offering

Issuer	Mothers Work, Inc.
Securities Offered	$125 million aggregate principal amount of 11 1/4% Senior Notes due August 1, 2010.
Maturity Date	August 1, 2010.
Interest	The notes will bear interest at the rate of 11 1/4% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 2003.
Condition of this Offering	This offering of notes is contingent on the closing of the concurrent equity offering.
Ranking
The notes will be senior, unsecured obligations of Mothers Work. As such, the notes will rank equally in right of payment with all other senior unsecured indebtedness of Mothers Work. See "Description of Notes — Ranking." The notes will be effectively subordinated to all of our secured debt and the future and existing liabilities of any of our subsidiaries that are not guarantors of the notes.

As of March 31, 2002, on a pro forma basis after giving effect to this debt offering and our concurrent equity offering, we would have approximately $135.1 million of debt outstanding, including the notes, of which $11.7 million would be secured debt.
Optional Redemption
We may redeem the notes beginning on August 1, 2006. The initial redemption price is 105.625% of their principal amount, plus accrued and unpaid interest. The redemption price will decline each year after 2006 and will be 100% of the principal amount plus accrued and unpaid interest, beginning on August 1, 2009.

In addition, on or before August 1, 2005, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture at our option with the proceeds of certain equity offerings at 111.250% of their principal amount plus accrued and unpaid interest. See "Description of Notes — Optional Redemption."
Change of Control
If we experience a change of control, holders of the notes will have the right to require us to repurchase their notes at a price equal to 101% of the principal amount of the notes on the date of the repurchase, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes — Change of Control."
Covenants	We will issue the notes under an indenture. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries, to:
• incur additional indebtedness;

• pay dividends or make other distributions in respect of our equity securities, or purchase or redeem our capital stock, or make certain investments;
• permit any restriction on the ability of our subsidiaries to pay dividends, make loans or transfer assets to us;
• sell assets, including the capital stock of our subsidiaries;
• enter into any transactions with our affiliates;
• transfer any capital stock of any subsidiary or permit any subsidiary to issue capital stock;
• create liens;
• enter into certain sale/leaseback transactions; and
• effect a consolidation or merger or transfer of all or substantially all of our assets.
These limitations will be subject to a number of important qualifications and exceptions. For more details, see "Description of Notes — Certain Covenants."
Use of Proceeds
Our net proceeds from this debt offering will be approximately $119.1 million after deducting underwriting discounts and the estimated offering expenses payable by us. Concurrently with this debt offering, we are offering 1,100,000 shares of our common stock, which includes 100,000 shares being sold by selling stockholders, by means of a separate prospectus and registration statement. The net proceeds that we expect to receive from the concurrent equity offering, based upon a public offering price per share of $27.00, will be approximately $25.1 million, after deducting underwriting discounts and estimated offering expenses payable by us.

We expect to use the aggregate net proceeds from this debt offering and the concurrent equity offering in the following order: (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest; (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends; (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock; (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock; (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

        For additional information regarding the notes, see the "Description of Notes" section of this prospectus.

Risk Factors

        Investment in the notes involves certain risks. You should carefully consider the information under "Risk Factors" and all information included in this prospectus before investing in the notes.

Concurrent Equity Offering

        Concurrently with this offering, we also are offering 1,100,000 shares of common stock, which includes 100,000 shares being sold by selling stockholders, by means of a separate prospectus and registration statement. This offering is contingent on the closing of the concurrent equity offering, but the concurrent equity offering is not contingent on the closing of this offering.

Summary Consolidated Financial and Operating Data

        The following tables set forth summary consolidated statement of operations data, pro forma statement of operations data, operating data, cash flow and other data, and balance sheet data as of and for the periods indicated. The summary consolidated statement of operations and balance sheet data for each of the three fiscal years presented below are derived from our audited consolidated financial statements. The summary consolidated statement of operations and balance sheet data set forth below as of March 31, 2002 and 2001 and for the six months then ended are derived from our unaudited consolidated financial statements. You should read this information in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2001	2000	1999	2002	2001
				(Unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$388,306	$366,283	$299,735	$219,250	$191,699
Costs of goods sold	194,320	183,300	150,402	105,635	98,730

Gross profit	193,986	182,983	149,333	113,615	92,969
Selling, general and administrative expenses	172,795	157,809	127,390	101,251	86,245

Operating income	21,191	25,174	21,943	12,364	6,724
Interest expense	(14,867)	(15,877)	(15,132)	(7,020)	(7,714)
Other income	594	—	—	—	—

Income (loss) before income taxes	6,918	9,297	6,811	5,344	(990)
Income tax provision (benefit)	3,456	4,249	3,424	1,988	(469)

Net income (loss)	3,462	5,048	3,387	3,356	(521)
Dividends on preferred stock	1,491	1,389	1,251	1,533	746

Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$1,823	$(1,267)

Income (loss) per share — basic	$0.57	$1.06	$0.60	$0.52	$(0.37)

Income (loss) per share — diluted	$0.55	$1.01	$0.57	$0.49	$(0.37)

Average shares outstanding — basic	3,456	3,443	3,538	3,540	3,453
Average shares outstanding — diluted	3,605	3,641	3,754	3,764	3,453
Pro Forma Statement of Operations Data(1):
Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$1,823	$(1,267)
Goodwill amortization	2,207	2,216	2,216	—	1,060

Pro forma net income (loss) available to common stockholders	$4,178	$5,875	$4,352	$1,823	$(207)

Pro forma income (loss) per share — basic	$1.21	$1.71	$1.23	$0.52	$(0.06)

Pro forma income (loss) per share — diluted	$1.16	$1.61	$1.16	$0.49	$(0.06)

(1)
As a result of our adoption of SFAS No. 142 on October 1, 2001, we no longer amortize goodwill. The pro forma statement of operations data reflect an adjustment to exclude goodwill amortization expense recognized in the prior periods as presented.

	Fiscal Year Ended September 30,						Six Months Ended March 31,
	2001		2000		1999		2002		2001
							(Unaudited)
	(in thousands, except ratios and operating data)
Operating Data:
Same store sales growth (decrease)(1)	(2.4)%		8.3%		12.9%		0.3%		(0.6)%
Average net sales per gross square foot(2)(3)	$365		$390		$382		$359		$372
Average net sales per store(2)(3)	$520,000		$545,000		$521,000		$509,000		$535,000
Gross square footage at period end(4)	1,100,000		980,000		856,000		1,287,000		1,056,000
Number of stores at period end
Motherhood	523		480		416		610		505
Mimi	74		71		71		109		73
A Pea in the Pod	42		41		41		42		40
Leased Departments	132		111		97		132		133

Total	771		703		625		893		751

Cash Flow and Other Data:
EBITDA(5)	$33,700		$37,125		$32,459		$17,248		$12,647
Cash flows provided by operating activities	19,507		18,623		428		12,341		8,954
Cash flows used in investing activities	(12,127)		(13,828)		(10,306)		(2,741)		(5,820)
Cash flows provided by (used in) financing activities	(98)		(2,859)		7,395		(17,197)		(3,782)
Capital expenditures	12,212		13,619		10,087		3,236		5,717
Ratio of total debt to EBITDA(3)	3.8	x	3.4	x	4.0	x	3.1	x	3.8	x
Ratio of EBITDA to interest expense(3)	2.3	x	2.3	x	2.1	x	2.7	x	2.1	x
Ratio of earnings to fixed charges(3)	1.3	x	1.4	x	1.3	x	1.6	x	1.1	x

(1)
Same store sales figures include stores that have been in operation for at least 12 full months at the beginning of the period for which such data is presented.
(2)
Based on locations in operation during the entire preceding twelve-month period.
(3)
For the six-month periods ended March 31, 2002 and 2001, the data is based on results from the preceding twelve-month period.
(4)
Based on all locations in operation at the end of the period.
(5)
We have presented EBITDA to enhance your understanding of our operating results. EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is an important measure of financial performance commonly used in the retail industry to determine the value of companies within the industry and to define standards for borrowing from institutional lenders. You should not construe EBITDA as an alternative to operating income as an indicator of our operating performance, or as an alternative to cash flows from operating activities as a measure of our liquidity, as determined in accordance with generally accepted accounting principles. We may calculate EBITDA differently than other companies.

				As of March 31, 2002
	Fiscal Year Ended September 30,				As Adjusted for the Concurrent Debt and Equity Offerings(1)
	2001	2000	1999	Actual
				(Unaudited)
	(in thousands)
Balance Sheet Data (at end of period):
Working capital	$32,509	$29,684	$24,021	$24,768	$41,344
Total assets	185,177	179,586	177,608	208,558	211,565
Total debt	128,842	127,179	128,661	118,983	135,089
Accrued dividends on Series A Preferred Stock	7,055	6,037	4,648	5,652	—
Series C Cumulative Redeemable Preferred Stock	—	—	—	18,880	—
Stockholders' equity
Series A Preferred Stock	10,773	11,500	11,500	7,819	—
Common stockholders' equity (deficit)	3,968	1,250	(2,432)	9,761	31,772

Total stockholders' equity	$14,741	$12,750	$9,068	$17,580	$31,772

(1)
The balance sheet data, as adjusted for the concurrent debt and equity offerings, is calculated as if the net proceeds from these offerings were used (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock, (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

RISK FACTORS

        Investing in the notes involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before purchasing the notes. We may encounter risks in addition to those described below. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations and your investment in the notes.

Risks Relating to the Offering

Our substantial indebtedness could adversely affect our financial health which would prevent us from fulfilling our obligations under the notes.

        We have now, and after the debt offering will continue to have, a significant amount of indebtedness. As of March 31, 2002, on a pro forma basis after giving effect to this debt offering and our concurrent equity offering, we would have approximately $135.1 million of debt outstanding, including $11.7 million of secured debt. See "Use of Proceeds."

        Our substantial indebtedness could have important consequences for you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;
  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to implement our growth strategy, or to fund working capital, capital expenditures and other general corporate needs;
  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
  •
  result in higher interest expense in the event of increases in interest rates as some of our debt is, and will continue to be, at variable rates of interest;
  •
  place us at a competitive disadvantage compared to our competitors that have less debt;
  •
  limit our ability to borrow additional funds;
  •
  make it more difficult for us to open new stores or improve or expand existing stores;
  •
  restrict our ability to pay dividends or make distributions to our stockholders;
  •
  require us to pledge all or substantially all of our assets as collateral to secure indebtedness; and
  •
  make it more difficult for us to pursue strategic acquisitions, alliances and partnerships.

        If we are unable to meet our expenses and debt obligations, we may need to refinance all or a portion of our indebtedness before the scheduled maturity dates of such debt, sell assets or raise equity. On such maturity dates, we may need to refinance our indebtedness if our operations do not generate enough cash to pay such indebtedness in full and if we do not raise additional capital. Our ability to refinance will depend on the capital markets and our financial condition at such time. We cannot assure you that we would be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. See "Description of Certain Indebtedness and Preferred Stock."

Despite our level of indebtedness, we and our subsidiaries will be able to incur substantially more debt.

        We and our subsidiaries will be able to incur substantial additional debt in the future. As of March 31, 2002, on a pro forma basis after giving effect to this debt offering and our concurrent equity offering, we would have $41.0 million available for additional borrowing under our credit facility. See "Use of Proceeds." In addition, although the indenture governing the notes and the terms of our credit facility will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial.

Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors and the creditors of any of our non-guarantor subsidiaries.

        Holders of our secured indebtedness and the guarantors' secured indebtedness will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. The notes will be effectively subordinated to all of that indebtedness to the extent of the related security. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably in our remaining assets with all holders of our other unsecured indebtedness that is deemed to be of the same class as the notes or which is not expressly subordinated to the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness. In addition, your claims will be effectively subordinated to the claims of creditors of any subsidiaries that do not guarantee the notes.

        As of March 31, 2002, our total secured debt outstanding was approximately $25.5 million, including current maturities. On a pro forma basis after giving effect to this debt offering and our concurrent equity offering, we would have secured debt outstanding of approximately $11.7 million. See "Use of Proceeds."

The terms of our debt instruments impose financial and operating restrictions.

        Our credit facility and the indenture governing the notes contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. These covenants limit or restrict, among other things, our ability to:

  •
  incur additional indebtedness;
  •
  pay dividends or make other distributions in respect of our equity securities, or purchase or redeem capital stock, or make certain investments;
  •
  permit any restriction on the ability of our subsidiaries to pay dividends, make loans or transfer assets to us;
  •
  sell assets, including the capital stock of our subsidiaries;
  •
  enter into any transactions with our affiliates;
  •
  transfer any capital stock of any subsidiary or permit any subsidiary to issue capital stock;
  •
  create liens;
  •
  enter into certain sale/leaseback transactions; and
  •
  effect a consolidation or merger or transfer of all or substantially all of our assets.

        These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. In addition, our ability to borrow under our credit facility is subject to borrowing base requirements. If we breach any of the covenants in our credit facility or our indenture, we may be in default under our credit facility or our indenture. If we default, the holders of the notes or the lender under our credit facility could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable. If we were unable to repay the borrowings under our credit facility when due, the lender under the credit facility could also proceed against the collateral granted to them, which could result in the holders of the notes receiving less, ratably, than those lenders.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

        Upon the occurrence of "change of control" events specified in "Description of Notes," you may require us to purchase your notes at 101% of their principal amount, plus accrued and unpaid interest. In some circumstances, a change of control could result from events beyond our control. We cannot assure you that we will have the financial resources to purchase your notes, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of, any of our other indebtedness. Our credit facility provides that certain change of control events, as defined in the credit facility, will constitute a default and could result in the acceleration of our indebtedness under that facility. The indenture governing our existing notes contains a similar provision. Any debt agreements we enter into in the future may contain similar provisions.

Your right to require us to redeem the notes is limited.

        The holders of notes have limited rights to require us to purchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring, including an issuer recapitalization or similar transaction with management. Consequently, the change of control provisions of the indenture will not afford any protection in a highly leveraged transaction, including a transaction initiated by us, if the transaction does not result in a change of control or otherwise result in an event of default under the indenture. Accordingly, the change of control provision is likely to be of limited usefulness in such situations.

The notes may not have an active market and the price may be volatile, so you may be unable to sell your notes at the price you desire or may not be able to sell them at all.

        The notes are a new issue of securities for which there is currently no active trading market. We cannot ensure that a liquid market will develop for the notes, that you will be able to sell any of the notes at a particular time, if at all, or that the prices you receive, if or when you sell the notes, will be above their initial offering price. The underwriter has advised us that it intends to make a market in the notes, but it is not obligated to do so and may discontinue any market-making in the notes at any time in its sole discretion and without notice. Future trading prices of the notes in any market that may develop will depend on many factors, including our operating performance and financial condition, prevailing interest rates, the market for similar securities and general economic conditions.

        In addition, we do not intend to apply for listing of the notes on any securities exchange or on any automated dealer quotation system. Declines in the market for high yield securities generally may also adversely affect the liquidity of, and trading market for, the notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of the guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

  •
  incurred the guarantee with fraudulent intent; or
  •
  received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and:
  •
  was insolvent or rendered insolvent by reason of such incurrence;

    •
    was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or
    •
    intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;
  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
  •
  it could not pay its debts as they become due.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.

        Our consolidated financial statements for the year ended September 30, 1999 were audited by Arthur Andersen LLP, our former independent auditor. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. Arthur Andersen LLP has not consented to the use of its audit report on our financial statements in this registration statement, and we do not expect to receive Arthur Andersen LLP's consent in any future SEC filings. Without this consent, it may become more difficult for you to seek remedies against Arthur Andersen LLP. Furthermore, relief in connection with claims which may be available to stockholders under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen LLP should it cease to operate or be financially impaired.

Risks Relating to Our Business and Industry

We may not be successful in expanding our business and opening new stores.

        Our growth depends on our ability to successfully open and operate new stores on a profitable basis. This expansion will place increased demands on our management, operational and administrative resources. These increased demands and operating complexities could cause us to operate our business less effectively, which, in turn, could cause a deterioration in the financial performance of our stores and slow our new store growth. Our planned expansion will also require that we continually monitor and upgrade our management information and other systems, as well as our distribution infrastructure.

        Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

  •
  identify and obtain suitable store locations, including mall locations, the availability of which is outside of our control;
  •
  negotiate favorable lease terms, including desired tenant improvement allowances;
  •
  source sufficient levels of inventory to meet the needs of new stores;

  •
  successfully address competition, merchandising and distribution challenges; and
  •
  hire, train and retain a sufficient number of qualified store personnel.

        There can be no assurance that we will be able to achieve our store expansion goals. Even if we succeed in opening new stores as planned, we cannot assure you that our newly-opened stores will achieve revenue or profitability levels comparable to those of our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve or are unable to sustain acceptable revenue and profitability levels, we may incur significant costs associated with operating or closing those stores.

We are heavily dependent on our management information systems and our ability to improve and upgrade these systems from time to time.

        The efficient operation of our business is heavily dependent on our fully-integrated, internally-developed management information systems. In particular, we rely on point-of-sale terminals, which provide information to our customized TrendTrack merchandise analysis and planning system used to track sales and inventory. The TrendTrack system helps integrate our design, manufacturing, distribution and financial functions, and also provides daily financial and merchandising information. As a result, our business and operations could be materially and adversely affected if our systems were inoperable or inaccessible.

        From time to time, we improve and upgrade our management information systems. We have recently begun deploying and upgrading a proprietary Internet-based point-of-sale system and integrating this system with our current systems. If we are unable to maintain and upgrade our systems or to convert to and integrate new and updated systems in an efficient and timely manner, our business and results of operations could be materially and adversely affected.

Our comparable store sales and quarterly operating results have fluctuated in the past and can be expected to continue to fluctuate in the future.

        Our comparable store sales and quarterly results of operations have fluctuated in the past and can be expected to continue to fluctuate and are affected by a variety of factors, including:

  •
  the opening of new stores, the relative proportion of new stores to mature stores and the expansion of stores;
  •
  the timing of new store openings;
  •
  changes in our merchandise mix;
  •
  the price repositioning of our Mimi brand to the middle market price segment;
  •
  general economic conditions and, in particular, the retail sales environment;
  •
  calendar shifts of holiday or seasonal periods;
  •
  pregnancy rates;
  •
  actions of competitors or mall anchor tenants;
  •
  fashion trends; and
  •
  weather conditions.

        If, at any time, our comparable store sales or quarterly results of operations decline or do not meet the expectations of Wall Street research analysts, the price of our common stock could decline substantially.

We rely significantly on foreign sources of production.

        We receive apparel and other merchandise from foreign sources, both purchased directly in foreign markets and indirectly through domestic vendors with foreign sources. To the extent that any of our vendors are located overseas or rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could harm our ability to source product. This disruption could materially limit the merchandise that we would have available for sale and reduce our revenues and earnings. The flow of merchandise from our vendors could also be adversely affected by financial or political instability, or war, in any of the countries in which the goods we purchase are manufactured. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products that we sell also could affect the import of those products and could increase the cost and reduce the supply of products available to us. In addition, decreases in the value of the U.S. dollar against foreign currencies could increase the cost of products that we purchase from overseas vendors.

We could be materially and adversely affected if our distribution operations were disrupted.

        To support our retail operations, we operate a distribution facility in Philadelphia, Pennsylvania. Finished garments from contractors and other manufacturers are inspected and stored for distribution to our stores. We do not have other distribution facilities to support our distribution needs. As a result, if this distribution facility were to shut down or otherwise become inoperable or inaccessible for any reason, we could incur significantly higher costs and longer lead times associated with the distribution of our products to our stores during the time it takes to reopen or replace the facility. In light of our strategic emphasis on rapid replenishment as a key competitive advantage, a distribution disruption might have a disproportionately adverse effect on our operations and profitability relative to other retailers. In addition, the loss or material disruption of service from any of our shippers could have a material adverse impact on our business and results of operations.

Our stores are heavily dependent on the customer traffic generated by shopping malls.

        We depend heavily on locating our stores in prominent locations within successful shopping malls in order to generate customer traffic. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls or the success of existing or new mall stores.

        The success of all of our mall stores will depend, in part, on the ability of each mall's anchor tenants, such as large department stores, other tenants and area attractions to generate consumer traffic in the vicinity of our stores, and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, the closing of anchor tenants or competition from non-mall retailers and other malls where we do not have stores.

Our success depends on our ability to identify and rapidly respond to fashion trends.

        The apparel industry is subject to rapidly changing fashion trends and shifting consumer demands. Accordingly, our success depends on the priority that our target customers place on fashion and our ability to anticipate, identify and capitalize upon emerging fashion trends. Our failure to anticipate, identify or react appropriately to changes in styles or trends could lead to, among other things, excess inventories and higher markdowns, as well as the decreased appeal of our brands.

The failure to retain our existing senior management team or to attract and retain highly skilled and qualified personnel could adversely affect our business.

        Our business requires disciplined execution at all levels of our organization in order to timely deliver and display fashionable merchandise in appropriate quantities in our stores. This execution requires experienced and talented management. We currently have a management team with a great deal of experience with us and in apparel retailing. If we were to lose the benefit of this experience and, in particular, if we were to lose the services of Dan Matthias, our Chairman and Chief Executive

Officer, or Rebecca Matthias, our President and Chief Operating Officer, our business could be materially and adversely affected.

        In addition, as our business expands, we believe that our success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for personnel in the retail industry. The inability to meet our staffing requirements in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue and could otherwise harm our business.

Our quarterly operating results and inventory levels may fluctuate as a result of seasonality in the maternity clothing industry.

        Our business, like that of other retailers, is seasonal. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. A significant portion of our net sales and profits are realized during the first and third fiscal quarters, corresponding to the holiday and spring selling seasons, respectively. Seasonal fluctuations also affect our inventory levels, as we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday and spring selling periods. If we are not successful in selling our inventory during this period, we may be forced to rely on markdowns or promotional sales to dispose of the excess inventory or we may not be able to sell the inventory at all, which could have a material adverse effect on our business and results of operations.

Our business depends on sustained demand for maternity clothing and is sensitive to economic conditions and consumer spending.

        Our business depends upon sustained demand for maternity clothing. Our future performance will be subject to a number of factors beyond our control, including demographic changes. If demand for maternity clothing were to decline for any reason, such as a decrease in the number of pregnancies, our operating results could be adversely affected.

        In addition, the specialty apparel retail business historically has been subject to cyclical variations. Consumer purchases of specialty apparel products, including maternity wear, may decline during recessionary periods and at other times when disposable income is lower. A prolonged economic downturn could have a material adverse impact on our business and results of operations.

Our market share may be adversely impacted at any time by a significant number of competitors.

        We operate in a highly competitive environment characterized by low barriers to entry. We compete against department stores, specialty retail chains, discount stores, independent retail stores and catalog and Internet-based retailers. Many of our competitors are larger and have substantially greater resources than us. Our market share and results of operations may be adversely affected by this competition.

Our earnings would decline if we write off goodwill.

        As a result of purchase accounting for our various acquisitions, we have accumulated a substantial amount of goodwill, amounting to $55.7 million as of March 31, 2002. Following our adoption of new accounting standards effective October 1, 2001, goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment annually. If we determine in the future that impairment has occurred, we would be required to write off the impaired portion of goodwill, which could substantially reduce our earnings and result in a substantial decline in the price of our common stock.

We may be unable to protect our trademarks and other intellectual property.

        We believe that our trademarks and service marks are important to our continued success and our competitive position due to their recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks. We are not aware of any pending claims of infringement or challenges to our right to use any of our trademarks and service marks in the United States. Although we actively protect our intellectual property, there can be no assurance that the actions that we have taken to establish and protect our trademarks, service marks and other intellectual property, including our rights in our management information systems, will be adequate to prevent imitation of our marks, products or services by others or to prevent others from seeking to block sales of our products as a violation of their trademarks, service marks or other proprietary rights. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights and we may not be able to successfully resolve these types of conflicts. In addition, the laws of certain foreign countries may not protect our trademarks and proprietary rights to the same extent as do the laws of the United States.

War or acts of terrorism or the threat of either may negatively impact availability of merchandise and otherwise adversely impact our business.

        In the event of war or acts of terrorism, or if either is threatened, our ability to obtain merchandise available for sale in our stores may be negatively affected. A substantial portion of our merchandise is imported from other countries. If goods become difficult or impossible to import into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be adversely affected. In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution facility and stores, as well as fulfilling catalog and website orders.

USE OF PROCEEDS

        We will receive net proceeds from this debt offering of approximately $119.1 million after deducting underwriting discounts and the estimated offering expenses payable by us.

        Concurrently with this debt offering, we are offering 1,100,000 shares of our common stock, which includes 100,000 shares being sold by selling stockholders, by means of a separate prospectus and registration statement. The net proceeds that we expect to receive from the concurrent equity offering, based upon a public offering price per share of $27.00, will be approximately $25.1 million, after deducting underwriting discounts and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, except for amounts representing the aggregate exercise price for shares issued upon exercise of stock options.

        This offering is contingent on the closing of the concurrent equity offering, but the concurrent equity offering is not contingent on the closing of this offering.

        We expect to use the aggregate net proceeds from this debt offering and the concurrent equity offering, including any additional proceeds that we receive from the underwriters' exercise of their over-allotment option, in the following order:

  •
  to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, and related fees and expenses (approximately $93 million);
  •
  to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends (approximately $3 million);
  •
  to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock (approximately $7 million);
  •
  to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock (approximately $27 million);
  •
  to repay the outstanding borrowings under our credit facility; and
  •
  for general corporate purposes.

        On July 10, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 12 5/8% senior notes. We also commenced a solicitation of consents to reduce the notice period required by the related indenture for the Company to redeem any existing senior notes that remain outstanding after consummation of the tender offer and to amend or eliminate substantially all of the principal restrictive covenants contained in the related indenture. As of July 24, 2002, we had received the requisite consents from the holders of the 12 5/8% senior notes. To the extent that any existing senior notes remain outstanding after consummation of the tender offer, the Company intends to redeem these senior notes.

        Until the net proceeds from these offerings are used for such purposes, they will be invested in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002:

  •
  on an actual basis; and
  •
  on an as adjusted basis to reflect the application of (i) the $119.1 million net proceeds from our sale of 11 1/4% Senior Notes due August 1, 2010 in this offering, as well as (ii) the $25.1 million net proceeds from our sale of 1,000,000 shares of common stock in the concurrent equity offering.

        You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2002
	Actual	As Adjusted for the Concurrent Debt and Equity Offerings(1)
	(Unaudited) (in thousands, except share and per share amounts)
Cash and cash equivalents	$2,761	$2,761

Short-term debt
Line of credit borrowings	$20,367	$6,550
Current portion of long-term debt	434	434
Long-term debt
12 5/8% Senior unsecured exchange notes due 2005 (net of $910 and no unamortized discount)	91,090	—
11 1/4% Senior Notes Due August 1, 2010, net of discount	—	123,399
Capital lease obligations and other long-term debt	4,706	4,706
Subordinated notes	2,386	—

Total long-term debt	98,182	128,105
Accrued dividends on Series A preferred stock	5,652	—
Series C cumulative redeemable preferred stock, $.01 par value, 302,619 shares authorized, 302,619 and no shares outstanding	18,880	—
Stockholders' equity
Series A cumulative convertible preferred stock, $.01 par value, $280.4878 stated value; 41,000 shares authorized, 27,877 and no shares outstanding (liquidation value of $13,471 and none)	7,819	—
Series B junior participating preferred stock, $.01 par value; 10,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value; 10,000,000 shares authorized, 3,740,547 and 4,784,547 shares outstanding	37	47
Additional paid-in-capital	30,917	56,024
Accumulated deficit	(21,193)	(24,299)

Total stockholders' equity	17,580	31,772

Total capitalization	$161,095	$166,861

(1)
The balance sheet data, as adjusted for the concurrent debt and equity offerings, is calculated as if the net proceeds from these offerings were used (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock, (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth selected consolidated statement of operations data, pro forma statement of operations data, operating data, cash flow and other data, and balance sheet data as of and for the periods indicated. The selected consolidated statement of operations and balance sheet data for each of the five fiscal years presented below are derived from our audited consolidated financial statements. The selected consolidated statement of operations and balance sheet data set forth below as of March 31, 2002 and 2001, and for the six months then ended are derived from our unaudited consolidated financial statements. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes.

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2001	2000	1999	1998	1997	2002	2001
						(Unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$388,306	$366,283	$299,735	$298,991	$246,934	$219,250	$191,699
Costs of goods sold(1)	194,320	183,300	150,402	158,047	113,886	105,635	98,730

Gross profit	193,986	182,983	149,333	140,944	133,048	113,615	92,969
Selling, general and administrative expenses(1)	172,795	157,809	127,390	139,322	124,495	101,251	86,245
Restructuring and non-recurring charges(2)	—	—	—	10,635	5,617	—	—

Operating income (loss)	21,191	25,174	21,943	(9,013)	2,936	12,364	6,724
Interest expense	(14,867)	(15,877)	(15,132)	(15,181)	(13,252)	(7,020)	(7,714)
Other income	594	—	—	—	—	—	—

Income (loss) before income taxes	6,918	9,297	6,811	(24,194)	(10,316)	5,344	(990)
Income tax provision (benefit)	3,456	4,249	3,424	(7,477)	(2,677)	1,988	(469)

Net income (loss)	3,462	5,048	3,387	(16,717)	(7,639)	3,356	(521)
Dividends on preferred stock	1,491	1,389	1,251	1,168	1,088	1,533	746

Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$(17,885)	$(8,727)	$1,823	$(1,267)

Income (loss) per share — basic	$0.57	$1.06	$0.60	$(5.00)	$(2.45)	$0.52	$(0.37)

Income (loss) per share — diluted	$0.55	$1.01	$0.57	$(5.00)	$(2.45)	$0.49	$(0.37)

Average shares outstanding — basic	3,456	3,443	3,538	3,577	3,563	3,540	3,453
Average shares outstanding — diluted	3,605	3,641	3,754	3,577	3,563	3,764	3,453
Pro Forma Statement of Operations Data(3):
Net income (loss) available to common stockholders	$1,971	$3,659	$2,136	$(17,885)	$(8,727)	$1,823	$(1,267)
Goodwill amortization	2,207	2,216	2,216	2,218	2,222	—	1,060

Pro forma net income (loss) available to common stockholders	$4,178	$5,875	$4,352	$(15,667)	$(6,505)	$1,823	$(207)

Pro forma income (loss) per share — basic	$1.21	$1.71	$1.23	$(4.38)	$(1.83)	$0.52	$(0.06)

Pro forma income (loss) per share — diluted	$1.16	$1.61	$1.16	$(4.38)	$(1.83)	$0.49	$(0.06)

(1)
Cost of goods sold includes $10.3 million of charges recorded in fiscal 1998 associated with inventory purchase commitments and inventory write-downs in connection with the Episode restructuring activities and $0.8 million of charges recorded in fiscal 1997 associated with inventory reserves recorded in connection with discontinuing overlapping product lines. Selling, general and administrative expense recorded in fiscal 1997 includes $1.2 million of charges associated with asset impairment and other occupancy related items.
(2)
Restructuring charges include $10.6 million of charges recorded in fiscal 1998 associated with the Episode restructuring and $5.6 million of charges recorded in fiscal 1997 associated with the store consolidation restructuring activities.
(3)
As a result of our adoption of SFAS No. 142 on October 1, 2001, we no longer amortize goodwill. The pro forma statement of operations data reflect an adjustment to exclude goodwill amortization expense recognized in the prior periods as presented.

	Fiscal Year Ended September 30,										Six Months Ended March 31,
	2001		2000		1999		1998		1997		2002		2001
											(Unaudited)
	(in thousands, except ratios and operating data)
Operating Data(1):
Same store sales increase (decrease)(2)	(2.4)%		8.3%		12.9%		13.4%		4.3%		0.3%		(0.6)%
Average net sales per gross square foot(3)(4)	$365		$390		$382		$354		$319		$359		$372
Average net sales per store(3)(4)	$520,000		$545,000		$521,000		$464,000		$508,000		$509,000		$535,000
Number of stores at period end	771		703		625		583		587		893		751
Gross square footage at period end(5)	1,100,000		980,000		856,000		741,000		815,000		1,287,000		1,056,000
Cash Flow and Other Data:
EBITDA(6)	$33,700		$37,125		$32,459		$2,979		$15,106		$17,248		$12,647
Adjusted EBITDA(7)	33,106		37,125		32,459		23,904		22,706		17,248		12,647
Cash flows provided by operating activities	19,507		18,623		428		464		5,177		12,341		8,954
Cash flows used in investing activities	(12,127)		(13,828)		(10,306)		(9,592)		(12,135)		(2,741)		(5,820)
Cash flows provided by (used in) financing activities	(98)		(2,859)		7,395		11,086		7,361		(17,197)		(3,782)
Capital expenditures	12,212		13,619		10,087		9,350		11,700		3,236		5,717
Ratio of total debt to EBITDA(4)	3.8	x	3.4	x	4.0	x	40.3	x	7.2	x	3.1	x	3.8	x
Ratio of EBITDA to interest expense(4)	2.3	x	2.3	x	2.1	x	0.2	x	1.1	x	2.7	x	2.1	x
Ratio of earnings to fixed charges(4)	1.3	x	1.4	x	1.3	x	—		0.2	x	1.6	x	1.1	x
Balance Sheet Data (at end of period):
Working capital	$32,509		$29,684		$24,021		$23,614		$32,083		$24,768		$29,449
Total assets	185,177		179,586		177,608		172,469		171,718		208,558		172,065
Total debt	128,842		127,179		128,661		119,982		108,112		118,983		124,548
Accrued dividends on Series A Preferred Stock	7,055		6,037		4,648		3,397		2,229		5,652		6,783
Series C cumulative redeemable preferred stock	—		—		—		—		—		18,880		—
Stockholders' equity
Series A Preferred Stock	10,773		11,500		11,500		11,500		11,500		7,819		11,500
Common stockholders' equity (deficit)	3,968		1,250		(2,432)		(2,750)		14,880		9,761		(5)

Total stockholders' equity	14,741		12,750		9,068		8,750		26,380		17,580		11,495

(1)
Information for the fiscal year ended September 30, 1998 excludes 30 Episode stores which, while owned by us, were operated by a liquidator.
(2)
Same store sales figures include stores that have been in operation for at least 12 full months at the beginning of the period for which such data is presented.
(3)
Based on locations in operation during the entire preceding twelve month period.
(4)
For the six-month periods ended March 31, 2002 and 2001, the data are based on results from the preceding twelve-month period. For the fiscal year ended September 30, 1998, earnings were $26.0 million less than needed to cover our fixed charges.
(5)
Based on all locations in operation at the end of the period.
(6)
We have presented EBITDA to enhance your understanding of our operating results. EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is an important measure of financial performance commonly used in the retail industry to determine the value of companies within the industry and to define standards for borrowing from institutional lenders. You should not construe EBITDA as an alternative to operating income as an indicator of our operating performance, or as an alternative to cash flows from operating activities as a measure of our liquidity, as determined in accordance with generally accepted accounting principles. We may calculate EBITDA differently than other companies.
(7)
Adjusted EBITDA for fiscal 2001 reflects EBITDA adjusted to eliminate the $0.6 million of other income. Adjusted EBITDA for fiscal 1998 reflects EBITDA adjusted to eliminate (a) the $10.6 million Episode restructuring charge and (b) the $10.3 million of charges recorded to cost of goods sold associated with inventory purchase commitments and inventory write-downs in connection with the Episode restructuring activities. Adjusted EBITDA for fiscal 1997 reflects EBITDA adjusted to eliminate (a) the $5.6 million store consolidation restructuring charge, (b) the $0.8 million charge recorded to cost of goods sold associated with inventory reserves recorded in connection with discontinuing overlapping product lines and (c) the $1.2 million charge recorded to selling, general and administrative expense associated with asset impairment and other occupancy related items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this prospectus.

Overview

        We are the leading designer and retailer of maternity apparel in the United States with 893 stores in all 50 states, Puerto Rico and Canada. We operate our stores under the Motherhood, Mimi and A Pea in the Pod brands and also sell our merchandise on the Internet at our MaternityMall.com and brand-specific websites. Our stores include 132, primarily Motherhood-branded, leased departments within department and specialty stores. We were founded by Dan and Rebecca Matthias in 1982 as a mail order maternity apparel catalog. We began operating retail stores in 1985 and completed our initial public offering in 1993. We acquired Motherhood and A Pea in the Pod in 1995. In October 2001, we acquired iMaternity, which operated a total of 170 stores. We are currently consolidating the iMaternity operation into our own and have closed 71 of the stores. We anticipate closing an additional 21 stores within approximately six months.

Critical Accounting Policies and Estimates

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

        Our significant accounting policies are described in note 1 of the notes to consolidated financial statements for the fiscal year ended September 30, 2001. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

        Inventories.    We value our inventories, which consist primarily of maternity apparel, at the lower of cost or market. Cost is determined on the first-in, first-out method and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed in order to determine if inventory is properly positioned at the lower of cost or market. Factors related to current inventories such as future consumer demand and fashion trends, current aging, current and anticipated retail markdowns or wholesale discounts, and class or type of inventory are analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventories and our reported operating results.

        Long-Lived Assets.    Our long-lived assets consist principally of store leasehold improvements and are included in the "Property, Plant and Equipment, net" line item in our consolidated balance sheets included in this prospectus. These long-lived assets are recorded at cost and are amortized using the straight-line method over the lesser of the applicable store lease term or the estimated useful life of the leasehold improvements. The typical initial lease term for our stores is ten years.

        In assessing potential impairment of these assets, we will periodically evaluate the historical and forecasted operating results and cash flows on a store-by-store basis. Newly-opened stores may take time to generate positive operating and cash flow results. Factors such as (i) store type, that is, company store or leased department, (ii) store concept, that is, Motherhood, Mimi or A Pea in the Pod, (iii) store location, for example, urban area versus suburb, (iv) current marketplace awareness of our brands, (v) local customer demographic data and (vi) current fashion trends are all considered in determining the time frame required for a store to achieve positive financial results. If economic conditions are substantially different from our expectations, the carrying value of certain of our long-lived assets may become impaired.

        Goodwill.    Our goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations and is separately disclosed as "Goodwill" in our consolidated balance sheets included in this prospectus. In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually or as impairment indicators arise. Prior to our adoption of SFAS No. 142 on October 1, 2001, goodwill was amortized using the straight-line method over a period of 20 years.

        In assessing potential impairment, we have determined that we have one reporting unit for purposes of applying SFAS No. 142 based on our reporting structure. The fair value of our single reporting unit is determined based on the fair market value of our outstanding common stock on a control basis. If any significant unanticipated change in the fair value of our outstanding common stock on a control basis occurs, the carrying value of our goodwill may become impaired.

        Accounting for Income Taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase the allowance in a period, we must include an expense within the tax provision in the statement of operations.

        We have a valuation allowance of $1.9 million as of March 31, 2002, due to uncertainties related to our ability to utilize the net operating loss carryforwards of the acquired iMaternity business. In the future, if enough evidence of our ability to utilize the net operating loss carryforwards becomes apparent, we would be required to reverse our valuation allowance, resulting in a decrease in goodwill recorded in connection with our acquisition of iMaternity. On a quarterly basis, management evaluates and assesses the realizability of deferred tax assets and adjusts the valuation allowance if required.

Results of Operations

        The following table sets forth certain operating data as a percentage of net sales and as a percentage change for the periods indicated:

	Percentage of Net Sales
			% Period to Period Increase (Decrease)
	Six Months Ended March 31,
			Six Months Ended March 31, 2002
	2002	2001
Net sales	100.0%	100.0%	14.4%
Cost of goods sold	48.2	51.5	7.0

Gross profit	51.8	48.5	22.2
Selling, general and administrative expenses	46.2	45.0	17.4

Operating income	5.6	3.5	83.9
Interest expense	3.2	4.0	(9.0)

Income (loss) before income taxes	2.4	(0.5)	639.8
Income tax provision (benefit)	0.9	(0.2)	523.9

Net income (loss)	1.5%	(0.3)%	744.1

        The following table sets forth certain information concerning the number of our stores and leased departments for the six months ended March 31, 2002 and 2001:

	2002			2001
	Stores	Leased Departments	Total	Stores	Leased Departments	Total
Beginning of period	639	132	771	592	111	703
Acquired	170	—	170	—	—	—
Opened	26	1	27	31	22	53
Closed	(74)	(1)	(75)	(5)	—	(5)

End of period	761	132	893	618	133	751

Six Months Ended March 31, 2002 and 2001

        Net Sales.    Our net sales for the first six months of fiscal 2002 increased 14.4%, a $27.6 million increase, to $219.3 million, from $191.7 million for the first six months of fiscal 2001. The increase in sales resulted primarily from the incremental revenues generated by the new store locations opened in the last twelve months, including the acquired iMaternity stores. Comparable store sales for the six months ended March 31, 2002 increased by 0.3%, based on 679 locations, versus a decrease of 0.6%, based on 609 locations, for the six months ended March 31, 2001.

        Gross Profit.    Our gross profit for the first six months of fiscal 2002 increased 22.2%, a $20.6 million increase, to $113.6 million compared to $93.0 million for the first six months of fiscal 2001, due to increased sales and improved gross margin compared to last year. Gross profit as a percentage of net sales for the first six months of fiscal 2002 improved by 3.3 percentage points to 51.8% from 48.5% in the comparable period of fiscal 2001. The increase in gross margin versus last year primarily reflects the success of our product sourcing and inventory planning initiatives, which have enabled us to reduce our product costs.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses for the first six months of fiscal 2002 increased by 17.4%, a $15.0 million increase, to $101.3 million, from

$86.2 million for the first six months of fiscal 2001. Compared to the first six months of fiscal 2001, store wages and related benefit costs increased by $5.3 million and store rent and related expenses increased by $6.8 million, primarily resulting from the stores added in the acquisition of iMaternity, as well as our own store openings since the beginning of fiscal 2001. As a percentage of net sales, operating expenses increased to 46.2% for the fiscal 2002 period compared to 45.0% for the fiscal 2001 period, primarily reflecting higher store operating expenses as a percent of net sales, partially offset by the elimination of goodwill amortization in fiscal 2002.

        Operating Income.    Our operating income increased by $5.6 million, an 83.9% increase, to $12.4 million in the first six months of fiscal 2002, compared to $6.7 million in the first six months of fiscal 2001, due to the higher sales volume and improved gross margin, partially offset by higher operating expenses. Operating income as a percentage of net sales for the first six months of fiscal 2002 increased to 5.6%, from 3.5% in the comparable period of fiscal 2001. The increase in operating income as a percentage of net sales is due to the improved gross margin.

        Interest Expense.    Our interest expense decreased by $0.7 million for the first six months of fiscal 2002 compared to the same period in fiscal 2001. We reduced our average borrowings under the credit facility by $2.4 million to $28.0 million for the six months ended March 31, 2002, from $30.4 million for the six months ended March 31, 2001. The effective interest rate on our borrowings under the credit facility decreased to 4.5% for the first six months of fiscal 2002, from 8.7% for the first six months of fiscal 2001, reflecting the decrease in the prime rate of interest and in LIBOR interest rates since the beginning of fiscal 2001.

        Income Taxes.    Our effective income tax rate was a provision of 37.2% for the first six months of fiscal 2002 compared to a benefit of 47.4% for the first six months of fiscal 2001. The change in the effective income tax rate was primarily due to the discontinuation of goodwill amortization in fiscal 2002.

Year Ended September 30, 2001 and 2000

        Net Sales.    Net sales for fiscal 2001 increased 6.0% to $388.3 million, from $366.3 million in fiscal 2000. The increase was primarily due to the 68 new stores we opened since September 30, 2000, net of store closings. Comparable store sales decreased by 2.4% during fiscal 2001, based on 600 locations, versus a comparable store sales increase of 8.3% during fiscal 2000, based on 532 locations. The decline in comparable store sales is primarily due to the difficult selling environment and the resulting lower consumer confidence, as further heightened by the tragic events that took place on September 11, 2001. As of September 30, 2001, we operated a total of 771 maternity locations: 523 Motherhood stores, 74 Mimi stores, 42 A Pea in the Pod stores and 132 leased maternity departments. In comparison, at September 30, 2000, we had 703 store locations: 480 Motherhood stores, 71 Mimi stores, 41 A Pea in the Pod stores and 111 leased maternity departments.

        Gross Profit.    Gross profit increased by $11.0 million, or 6.0%, to $194.0 million in fiscal 2001, primarily reflective of the higher sales volume. As a percentage of net sales, gross margins remained constant at 50.0%. During fiscal 2001, specific focus on product sourcing resulted in lower product costs. Additionally, we improved our delivery of products to our stores both in terms of time and cost, and reduced manufacturing costs by shifting from in-house cutting of fabric to lower cost outside contractors. Further, the benefits from newly automated warehousing systems served to reduce labor costs included in the overhead allocation pool, while increasing production volumes. The impact of these business changes were negatively affected by the tragic events of September 11th and as sales of our moderately-priced Motherhood products continued to outpace sales of our higher margin product lines.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $15.0 million or 9.5% in fiscal 2001 compared to fiscal 2000. The increase in operating expenses was primarily due to an increase in wages and benefit related costs of $7.8 million and store rents of $3.7 million, which were in line with the new store expansions offset by a slight decrease in depreciation and amortization of $0.3 million. Operating expenses, as a percentage of net sales, increased from 43.1% to 44.5% principally due to the deleveraging impact of the negative comparable store sales decrease.

        Operating Income.    Operating income in fiscal 2001 was $21.2 million, 5.5% of net sales, compared to $25.2 million, 6.9% of net sales, in fiscal 2000. The decrease in operating income, as a percentage of net sales, was primarily due to negative comparable store sales.

        Interest Expense.    We reduced our interest expense by $1.0 million in fiscal 2001 from fiscal 2000 by maintaining average borrowings under our credit facility at levels below fiscal 2000 coupled with lower interest rates. Average borrowings and the corresponding effective interest rate was $26.4 million at 7.8% in fiscal 2001 compared to $33.7 million at 8.6% in fiscal 2000.

        Other Income.    During the fourth quarter of fiscal 2001, we negotiated buy-outs of two lease arrangements in connection with the planned closure of these stores. Due to the level of the rental rates, we recognized income from the proceeds being paid under these buy-out agreements of $1.2 million and wrote off related leasehold improvements and other costs of $0.6 million, resulting in a net gain of $0.6 million.

        Income Taxes.    Our effective tax rate increased to 50.0% in fiscal 2001 from 45.7% in fiscal 2000 primarily due to the relationship of non-deductible goodwill amortization to the lower pre-tax income in fiscal 2001. See note 10 of the notes to consolidated financial statements for the reconciliation of the statutory federal income tax rate to our effective tax rate.

Year Ended September 30, 2000 and 1999

        Net Sales.    Our 22.2% sales growth in fiscal 2000 compared to fiscal 1999 was attributable to our continued store expansion program and the 8.3% increase in comparable store sales. For fiscal 2000, comparable store sales increased by $23.2 million based on 532 locations versus a comparable store sales increase of $29.6 million, or 12.9%, during fiscal 1999 based on 473 locations. We opened 78 new stores during fiscal 2000, net of store closings. As of September 30, 2000, we operated a total of 703 maternity stores and leased departments: 480 Motherhood stores, 71 Mimi stores, 41 A Pea in the Pod stores and 111 leased maternity departments. In comparison, at September 30, 1999, we had 625 store locations: 416 Motherhood stores, 71 Mimi stores, 41 A Pea in the Pod stores and 97 leased maternity departments. Fiscal 1999 net sales also included the results from 30 Episode stores that were sold or closed by the end of the second quarter of fiscal 1999.

        Gross Profit.    Gross profit increased by $33.7 million, or 22.5%, to $183.0 million in fiscal 2000 primarily reflective of the higher sales volume. As a percentage of net sales, margins improved to 50.0% in fiscal 2000 compared to 49.8% in fiscal 1999. Improvements made to reduce vendor costs, tighten controls over managing inventory levels and lower shipping costs served to strengthen margins in fiscal 2000.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $30.4 million, or 23.9%, in fiscal 2000 compared to fiscal 1999. The increase in operating expenses was primarily due to an increase in wages and benefit related costs of $15.2 million, an increase in store rents of $5.6 million and an increase in depreciation and amortization of $1.3 million, all of which were in line with the new store expansions. Operating expenses as a percentage of net sales increased from 42.5% to 43.1% principally due to the higher store wages and related benefits.

        Operating Income.    Operating income for fiscal 2000 improved to $25.2 million, or 6.9% of net sales, compared to $21.9 million, or 7.3% of net sales, in fiscal 1999. The increase of $3.2 million is primarily reflective of higher sales volume.

        Interest Expense.    Interest expense increased by $0.7 million in fiscal 2000 compared to fiscal 1999, reflecting higher average borrowings under our credit facility at a higher effective interest rate. Average borrowings and the corresponding effective interest rates were $33.7 million at 8.6% and $27.0 million at 7.7% in fiscal 2000 and 1999, respectively.

        Income Taxes.    Our effective tax rate decreased to 45.7% in fiscal 2000, from 50.3% in fiscal 1999. The reduction in the effective tax rate in fiscal 2000 was primarily due to the relationship of non-deductible goodwill amortization to the higher pre-tax income. See note 10 of the notes to consolidated financial statements for the reconciliation of the statutory federal income tax rate to our effective tax rate.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combinations," referred to as SFAS No. 141, and SFAS No. 142, "Goodwill and Other Intangible Assets," referred to as SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria applicable to intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 further requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment. We adopted SFAS Nos. 141 and 142 effective October 1, 2001. In adopting SFAS No. 142, we no longer amortize goodwill.

        As of October 1, 2001, management determined that we had one reporting unit for purposes of applying SFAS No. 142, based on our reporting structure. We have made our initial assessment of impairment for the transition period as of October 1, 2001. The fair value of our single reporting unit was determined based on the then fair market value of our outstanding common stock on a control basis. Based on this initial assessment, no impairment loss was recognized. We plan to perform an annual assessment for goodwill impairment at the end of each fiscal year or as impairment indicators arise.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although early adoption is encouraged, we plan to adopt this statement in fiscal 2003. Adoption of SFAS No. 143 is not expected to have a material impact on our financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," and resolved significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 14, 2001, and early adoption of the provision is encouraged. We plan to adopt this statement in fiscal 2003. Management believes that the adoption of SFAS No. 144 will not have a material impact on our financial position or results of operations.

Seasonality

        Our business, like that of certain other retailers, is seasonal. A significant portion of our net sales and profits are realized during the first and third fiscal quarters, corresponding to the holiday and spring selling seasons. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other things, the timing of new store openings, net sales and profitability contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays and promotions, and changes in our merchandise mix.

Inflation

        We do not believe that the relatively moderate levels of inflation which have been experienced in the United States in recent years have had a significant effect on our net sales or profitability. However, there can be no assurance that our business will not be affected by inflation in the future.

Liquidity and Capital Resources

        Our cash needs have been primarily for (i) debt service on our existing senior notes and our credit facility and (ii) capital expenditures, including furniture, new store buildouts, inventories to support additional locations and leasehold improvements, and equipment for our stores and corporate headquarters. We have historically financed these capital requirements from cash flows from operations and borrowings under our credit facility.

        Cash flows from operations increased by $3.4 million, to $12.3 million, for the first six months of fiscal 2002, from $9.0 million for the first six months of fiscal 2001. This increase was primarily the result of increased net income and increased cash generated by the reduction of inventory levels compared to the first six months of 2001. During the first six months of fiscal 2002, we utilized our cash flow from operations primarily to reduce our borrowings under the credit facility by $11.9 million, from $32.2 million at September 30, 2001, to $20.4 million at March 31, 2002. In addition, during the first six months of fiscal 2002, and immediately following the October 17, 2001 acquisition of iMaternity, we repaid approximately $8.9 million of debt assumed in the iMaternity acquisition with excess cash balances as of the acquisition date.

        For the first six months of fiscal 2002, we spent approximately $2.7 million on furniture, fixtures and leasehold improvements for new store facilities and improvements to existing stores and $0.5 million for corporate facility additions and other assets. In comparison, we spent $5.7 million on capital expenditures for the first six months of fiscal 2001. The reduction in capital expenditures primarily reflects a reduction in our net build out costs per new store.

        In fiscal 2001, our primary sources of cash were the $19.5 million of cash flows from operations and borrowings under our $60.0 million credit facility. During fiscal 2001, we spent $12.2 million in capital expenditures, including $10.1 million in furniture, fixtures and leasehold improvements for new store facilities, primarily Motherhood stores, and improvements to existing stores, as well as an additional $2.1 million for corporate additions and other assets. This compares to $13.6 million in capital expenditure spending for fiscal 2000, of which $12.1 million was for new and existing store facilities and $1.5 million was for corporate additions and other assets. As of September 30, 2001, our cash balance included $8.2 million of cash in the bank held in anticipation of paying down the iMaternity line of credit in conjunction with the acquisition, which was completed on October 17, 2001.

        We have a $60.0 million credit facility, which includes a $56.0 million borrowing base revolving line of credit and approximately $4 million to support a special purpose letter of credit facility. In October 2001, the credit facility was amended and restated primarily to increase the collateral base to include the assets acquired in our purchase of iMaternity. The credit facility had been amended and restated in April 2000 to increase borrowings to the current level from $44.0 million, to raise the annual capital expenditure limitation and to extend the maturity of the facility until September 15, 2004. Interest on borrowings outstanding is currently based on the lender's prime rate or, at our election, an alternative rate of LIBOR plus 200 basis points for all or part of the direct borrowings outstanding. The blended rate for all borrowings under the credit facility at March 31, 2002 was approximately 4.0%. Amounts available for direct borrowings, net of letters of credit outstanding, are limited to the lesser of (a) the unused portion of the credit facility or (b) the aggregate adjusted availability as defined in the agreement as a percentage of eligible inventory and receivables. The credit facility is secured by a security interest in our inventory, equipment, fixtures and cash. There are no financial covenant requirements in the agreement unless the aggregate adjusted availability falls below $10.0 million. In such event, we would have to achieve minimum cash flow, as defined in the agreement, of not less than zero. During the first six months of fiscal 2002 and 2001, we exceeded the aggregate adjusted availability minimum. As of March 31, 2002, outstanding borrowings under the credit facility consisted of $20.4 million in direct borrowings and $2.8 million in letters of credit with available borrowings of $27.2 million, compared to $28.1 million of direct borrowings and $2.7 million in letters of credit with available borrowings of $17.3 million as of March 31, 2001. In addition to the direct borrowings, we have an outstanding $4.0 million standby letter of credit to collateralize an outstanding industrial revenue bond.

        On or about the closing date of the equity and debt offerings, we intend to enter into an amendment of the credit facility. The amendment will, among other things, modify the covenants to increase the annual capital expenditures limit to $30 million and permit acquisitions, capital stock repurchases and early redemptions of senior notes within specified limits. The amendment will add an unused facility fee of 10 basis points per annum.

        In 1995, we sold 12 5/8% Senior Unsecured Exchange Notes Due 2005 with a face amount of $92 million. The notes were issued at 97.934% of their face amount, resulting in an annual effective interest rate of 13.0%. Interest on the notes is payable semiannually in cash on February 1st and August 1st. The notes were issued by Mothers Work and are unconditionally guaranteed on a senior basis by our wholly-owned subsidiary. See note 6 of the notes to consolidated financial statements for the fiscal year ended September 30, 2001. The notes are redeemable at our option, in whole or in part, at any time after August 1, 2000, at 106.25% of their face amount plus accrued and unpaid interest, declining ratably to 100% of their face amount on and after August 1, 2002, plus accrued and unpaid interest. The notes impose certain limitations on our ability to, among other things, incur additional indebtedness, pay dividends and enter into certain types of transactions. The most restrictive of these covenants limits our ability to repurchase outstanding common stock or pay dividends.

        Our net proceeds from this debt offering will be approximately $119.1 million after deducting underwriting discounts and the estimated offering expenses payable by us. Concurrently with this debt offering, we are offering 1,100,000 shares of our common stock, which includes 100,000 shares being sold by selling stockholders, by means of a separate prospectus and registration statement. As described in "Use of Proceeds" above, we expect to use the proceeds from these offerings (i) to repay the existing 12 5/8% senior notes, plus accrued and unpaid interest, (ii) to repay our subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, (iii) to pay all accrued and unpaid dividends on the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, (iv) to redeem all of the outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the outstanding shares of our Series C Preferred Stock, (v) to repay the outstanding borrowings under our credit facility and (vi) for general corporate purposes.

        During fiscal 2001 and the six months ended March 31, 2002, certain shares of Series A Preferred Stock were converted at the election of the holders into shares of common stock at an initial conversion rate equal to ten shares of common stock for each share of Series A Preferred Stock, at a stated value of $3.7 million. Upon conversion, we are required to pay accrued and unpaid interest on the shares of Series A Preferred Stock being converted. However, we were restricted under the terms of our senior notes from paying cash dividends to the holders upon conversion. Accordingly, we issued approximately $2.4 million of subordinated notes with unpaid interest compounding annually at the prime rate until paid. The subordinated notes are convertible into common stock, in accordance with the note terms, after August 1, 2003. See note 7 of the notes to consolidated financial statements for the fiscal year ended September 30, 2001.

        Our management believes that our current cash and working capital positions, expected operating cash flows and available borrowing capacity under the credit facility will be sufficient to fund our working capital, capital expenditure and debt repayment requirements for the foreseeable future.

        We have entered into agreements that create contractual obligations and commercial commitments. These obligations and commitments will have an impact on future liquidity and the availability of capital resources. The tables set forth below present a summary of these obligations and commitments as of September 30, 2001.

Contractual Obligations:

	Payments Due by Period
Description	Total Obligations	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
	(in thousands)
Long-term debt(1)	$96,334	$255	$879	$91,570	$3,630
Operating leases(2)	186,440	36,014	60,847	40,733	48,846
Capital lease obligations	279	179	100	—	—

Total contractual cash obligations	$283,053	$36,448	$61,826	$132,303	$52,476

(1)
Includes debt discount of approximately $1.1 million on our existing senior notes.

(2)
Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

Commercial Commitments(1):

	Amount of Commitment Per Period
Description	Total Obligations	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
	(in thousands)
Credit facility(2)	$36,329	$36,329	$—	$—	$—
Standby letters of credit	4,400	4,400	—	—	—

Total commercial commitments	$40,729	$40,729	$—	$—	$—

(1)
Excludes purchase orders for merchandise and supplies in the normal course of business which are liquidated within 12 months.
(2)
Includes $4.1 million of outstanding letter of credit commitments.

Quantitative and Qualitative Disclosures About Market Risk

        The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market rates. The range of changes chosen reflects our view of changes that are reasonably possible over a one-year period. Our financial instruments consist principally of our debt portfolio. The market value of the debt portfolio is referred to below as the "debt value." We believe that the market risk exposure on other financial instruments is immaterial.

        At March 31, 2002, the principal components of our debt portfolio were the $92 million of 12 5/8% Senior Unsecured Exchange Notes Due 2005 and the $60.0 million credit facility, both of which are denominated in U.S. dollars. The notes bear interest at a fixed rate of 12 5/8%, and the credit facility bears interest at a variable rate which, at March 31, 2002, was approximately 4.0%. While a change in interest rates would not affect the interest incurred or cash flow related to the fixed portion of the debt portfolio, the fair value of the debt would be affected. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the value of the financial instrument.

        The sensitivity analysis as it relates to the fixed portion of our debt portfolio assumes an instantaneous 100 basis point move in interest rates from their levels at March 31, 2002 with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the value of the debt by $0.9 million at March 31, 2002. Conversely, a 100 basis point decline in market interest rates would cause the fair value of the debt to increase by $0.9 million at March 31, 2002.

        Based on the variable rate debt included in our debt portfolio at March 31, 2002, a 100 basis point increase in interest rates would result in an additional $0.1 million of interest incurred for the six month period. A 100 basis point decrease would correspondingly lower our interest expense for the six month period by $0.1 million.

BUSINESS

General

        We are the leading designer and retailer of maternity apparel in the United States with 893 stores in all 50 states, Puerto Rico and Canada. We operate our stores under the Motherhood Maternity, Mimi Maternity and A Pea in the Pod brands and also sell our merchandise on the Internet at our MaternityMall.com and brand-specific websites. Our strategy is to fulfill all of an expectant mother's clothing needs, including casual and career wear, formal attire, underwear and outerwear in a high-service store environment. We use a vertically integrated business model to ensure that we offer the broadest assortment of in-stock, fashionable merchandise. Our three retail brands collectively target all of the price segments in maternity apparel, ranging from Motherhood at value prices to A Pea in the Pod at luxury prices. Our stores include 132 leased departments, primarily Motherhood-branded, within department and specialty stores. We have achieved 14.3% compounded annual sales growth over the past five years, resulting in sales of $388.3 million for the fiscal year ended September 30, 2001.

        We were founded by Dan and Rebecca Matthias in 1982 as a mail order maternity apparel catalog. We began operating retail stores in 1985 and completed our initial public offering in 1993. We acquired Motherhood and A Pea in the Pod in 1995 and iMaternity in October 2001 to increase our industry presence, address multiple price points in maternity apparel and improve operating productivity. Since the acquisitions of Motherhood and A Pea in the Pod, we have developed and grown these brands along with our Mimi brand. In connection with each of our acquisitions, we have consolidated some overlapping locations and closed under-performing stores, resulting in increased sales per square foot and better absorption of store overhead. In 1996, we acquired the Episode chain of women's apparel stores out of bankruptcy. In an effort to concentrate on our core maternity operations, we liquidated the Episode business in 1998 following two years of poor financial performance.

Retail Concepts

        Motherhood.    Motherhood serves the value-priced and highest volume portion of the maternity apparel industry and is our largest chain, with 610 stores as of March 31, 2002. Motherhood is positioned on everyday low prices, broad assortment, fashion and quality. We believe that the Motherhood customer shops at moderate-priced department stores and discount stores when she is not expecting. Motherhood stores average approximately 1,400 square feet and are located primarily in enclosed malls, strip and power centers and central city business districts. Motherhood stores include 87 outlet locations that carry predominantly Motherhood-branded product, as well as some closeout merchandise. In addition, we operate 128 Motherhood leased departments in department and specialty stores such as Macy's, Rich's, Lazarus and Babies "R" Us. Between 1998 and 2000, we successfully broadened Motherhood's customer base by lowering price points approximately 40% to 45%. This new price position significantly expanded the brand's target market, increased revenues per store and increased unit volumes.

        Mimi.    We have 109 Mimi stores, as of March 31, 2002, that serve the middle market price segment of the maternity apparel industry. The brand is positioned as young, contemporary, fun and affordable. We believe that the Mimi customer shops at department stores and specialty apparel chains when she is not expecting. Mimi stores average approximately 1,600 square feet and are located primarily in regional malls, lifestyle centers and central business districts. The stores carry Mimi-branded product, as well as a small selection of maternity merchandise developed by contemporary vendors exclusively for Mimi. We also operate ten Mimi leased departments, six of which have been opened after March 31, 2002, in Marshall Field's, Bloomingdale's and Macy's. Mimi was historically price positioned just below A Pea in the Pod. When Motherhood's prices were lowered, there was an opportunity for Mimi to broaden its customer base by including lower price points. Mimi was, therefore, recently repositioned and its merchandise price points now range from just above

Motherhood to the lower end of A Pea in the Pod. This repositioning has resulted in an expansion of Mimi's target market, and we believe that we now have the opportunity to significantly increase the number of Mimi stores.

        A Pea in the Pod.    We believe that A Pea in the Pod is the premier maternity brand in the United States. The brand is positioned as exclusive, designer and aspirational. Our 42 stores, as of March 31, 2002, average approximately 2,400 square feet and are located in the most upscale venues, including Madison Avenue, Oak Street, Beverly Hills, South Coast Plaza and Bal Harbour. In addition to offering A Pea in the Pod and Mimi brands, we seek out designer and contemporary manufacturers and help them develop maternity versions of their styles exclusively for our A Pea in the Pod stores. Publicity, including celebrities wearing our clothes, is an important part of the marketing and positioning of the brand. As scarcity is part of the concept's luxury image, we have chosen to further develop the brand primarily by optimizing our customers' in-store experience rather than by opening new stores. We, therefore, continuously upgrade the quality of the locations, our store designs, the product styling and our publicity to enhance brand image and maximize profitability.

Our Competitive Strengths

        We are the leader in maternity apparel.    We are the only nationwide chain of maternity specialty stores in the United States and believe that our brands are the most recognized in maternity apparel. We have established a broad distribution network, with stores in a wide range of geographic areas and retailing venues. In addition, we believe that we have a leading position at every price point of maternity apparel through our three distinct brands. Our leadership position enables us to gain a unique understanding of the needs of our maternity customers, as well as keep abreast of fashion and product developments. We enhance our leadership position, increase market penetration and further build our brands by operating leased departments in department and baby specialty stores.

        We offer a wide product assortment.    A primary consideration for expectant mothers shopping for maternity clothes is product assortment, as pregnant women need to replace almost their entire wardrobe. We believe that we offer the widest selection of merchandise in the maternity apparel industry. We also offer product for multiple seasons, as pregnant women's clothing needs vary depending on their due date. Our ability to offer a broad assortment of product is due, in large part, to our vertically integrated business model, which includes our extensive in-house design and contract manufacturing capabilities, as well as our rapid inventory replenishment system. We believe that many of our competitors rely predominantly on the decreasing number of wholesale maternity apparel vendors who often offer more limited assortments.

        We are vertically integrated.    We design, contract manufacture and distribute approximately 90% of our merchandise. We believe that vertical integration enables us to offer the widest product selection in maternity apparel, to respond quickly to fashion trends and to ensure industry-leading in-stock levels. We combine our in-house design expertise, domestic and international sourcing capabilities, rapid inventory replenishment process and extensive proprietary systems to maximize inventory turnover, sales per square foot and gross profit margins. During the six months ended March 31, 2002, continuous improvements in our international sourcing capabilities have assisted us in improving inventory turnover and increasing gross margins by 3.3 percentage points as compared with the prior year period.

        We utilize a rapid inventory replenishment system.    Because maternity apparel is a niche industry, store profitability is optimized in smaller store formats. We are able to profitably offer a wide selection of merchandise in stores averaging approximately 1,500 square feet due, in large part, to our rapid inventory replenishment system. Our proprietary system enables us to offer more than 3,000 stock keeping units, or SKUs, per store without dedicating retail space to storage. We coordinate the rapid replenishment of inventory for all of our stores through our distribution center, which sends individually tailored selections to specific store locations between two and six times per week. We believe that most of our competitors do not rapidly replenish all styles in their store inventories and, therefore, cannot continuously offer comparable merchandise availability and assortment.

        We have proprietary systems that support our business.    In order to support our vertically integrated business model, we have developed a fully integrated, proprietary enterprise resource planning (ERP) system. This system includes point-of-sale (POS) systems, our TrendTrack merchandise analysis and planning system, our materials requirement planning (MRP) system and our web-based, global sourcing and logistics systems. These systems also support our automated picking and sorting systems and other aspects of our logistics infrastructure. We believe that our proprietary systems are critical to our competitive strengths of offering a broad product assortment, responding quickly to fashion trends, minimizing manufacturing costs and rapidly replenishing inventory in our stores.

        We are able to obtain prime real estate locations.    We believe that we are able to obtain attractive real estate locations due to the brand awareness of our concepts, our multiple price point approach and our sought after maternity customer. We are the only maternity apparel retailer to provide mall operators with the ability to choose from three differently priced concepts, depending on the mall's target demographics. We are also able to provide multiple stores for malls that want to offer their maternity customers a range of price alternatives. In addition, in the case of multi-mall operators, we have the flexibility to supply packages of stores in multiple malls. As a result, we have been able to locate stores in many of what we believe are the most desirable shopping malls in the country and are able to obtain attractive locations within these malls.

        We have a highly experienced and recently expanded management team.    Dan Matthias, Chairman and Chief Executive Officer, and Rebecca Matthias, President and Chief Operating Officer, founded the company 20 years ago and are leaders in maternity apparel retailing. David Mangini joined our management team in August 2001 as Executive Vice President — General Merchandise Manager with more than 20 years of apparel merchandising experience, including senior positions at Gap Inc. and Limited Brands, Inc. Mr. Mangini has developed a merchandising and planning organization by brand to further support each concept's future growth.

Our Growth Strategy

        We intend to continue growing our business primarily by opening new Motherhood and Mimi locations and improving profit margins. We expect to finance our growth principally from internally generated cash flow.

        Continue to grow our Motherhood store base.    We have grown our Motherhood store base from 217 stores at the time of acquisition in 1995 to 610 stores as of March 31, 2002, excluding leased departments. In fiscal 2000 and 2001, we opened 64 and 43 Motherhood stores, respectively, excluding leased departments and net of store closings. Based on our internal research and the number of suitable malls and outlet centers without a Motherhood store, we believe that the maternity apparel industry can support approximately 450 additional Motherhood stores and 100 additional Motherhood outlet stores in the United States. We expect to open approximately 99 and 67 new Motherhood stores and outlets in fiscal 2002 and 2003, respectively, net of store closings. We expect that the Motherhood stores opened in fiscal 2002 will include 54 conversions from acquired iMaternity locations. We currently have five Motherhood stores in Canada and believe that we can open additional stores in Canada, as well as in other international locations. We may also have the opportunity to grow the number of our Motherhood leased departments in the United States.

        Accelerate the growth of our Mimi store base.    We have 109 Mimi stores as of March 31, 2002, excluding leased departments. In fiscal 2000, we did not open any Mimi stores, net of store closings. In fiscal 2001, we opened three Mimi stores, excluding leased departments and net of store closings. We have recently widened the range of price points offered at Mimi to include lower prices and believe that this repositioning has significantly expanded Mimi's potential customer base. As a result, we expect to accelerate the growth of Mimi stores. Based on our internal research and the estimated number of suitable locations, we believe that the maternity apparel industry can support approximately 200 additional Mimi stores in the United States. We plan to open approximately 33 and 28 Mimi stores in fiscal 2002 and 2003, respectively, excluding leased departments and net of store closings. We expect that the Mimi stores opened in fiscal 2002 will include 25 conversions from acquired iMaternity locations.

        Increase our gross and operating margins.    We expect to increase our gross and operating margins primarily by continuing to develop our international sourcing capabilities. We have been transitioning from domestic to international manufacturing and believe that there are still significant opportunities to continue to lower our cost of goods. These opportunities include: (i) increasing volume purchasing as our business grows; (ii) improving supply chain efficiencies and communication with suppliers; (iii) shifting more of our domestic production to international factories; and (iv) identifying new manufacturers in additional and existing countries to minimize costs. We expect to continue to domestically source a portion of our product in order to quickly respond to changing fashion demands. We also expect that current initiatives to enhance the fashion apparel selection at Motherhood and Mimi will improve margins by increasing product demand and reducing markdowns.

        Expand and remodel our stores.    Approximately 25% of our non-outlet Motherhood stores are too small to carry our full line of merchandise, including plus-sized maternity wear, as well as our entire assortment of nursing apparel and accessories. We plan to expand the size of these stores primarily by relocating them within their current malls as space becomes available. Since the beginning of fiscal 1999, we have expanded 41 stores by increasing their average square footage from approximately 950 square feet to approximately 1,850 square feet. Recent results from completed relocations and expansions indicate that enlarging undersized Motherhood stores has increased their sales and profits. There are also opportunities to expand a portion of our Mimi store base to improve sales and profits. In addition, we plan to accelerate our store remodeling efforts and expect to remodel a substantial portion of our stores over the next several years.

        Improve new store return on investment.    We have recently redesigned the new store prototypes for each of our concepts to reduce build-out costs and improve returns on investment. The new prototypes are very similar to our current store base, but use more of a location's existing conditions and more prefabrication during construction. As a result, we have substantially reduced the capital expenditures needed for an average new store and expect to significantly increase our returns on new store investments.

        Leverage our unique customer relationships.    We believe that we serve approximately 2.5 million of the approximately 4.0 million women who have babies in the United States each year. We also believe that we serve approximately 1.3 million of the approximately 1.6 million first time mothers each year. As a result, we have developed an extensive customer file of mothers. We have an opportunity to leverage these relationships by offering, at our customers' election, additional baby-related products and services through new and existing strategic alliances. We are supporting these efforts, as well as improving our customer service and customer relationship management capabilities, with investments in database hardware and software.

The Maternity Apparel Industry

        We are unaware of any data on the size of the maternity apparel industry. However, based on our own analysis, including estimates of the number of each competitor's locations and volume per location, we believe there are approximately $1 billion of maternity clothes sold each year in the United States. We also believe that there is an opportunity to grow the market by selling maternity clothes to pregnant women who currently purchase loose-fitting or larger-sized non-maternity clothing as a substitute for maternity wear. We also believe that the market can grow by reducing the amount of "hand-me-down" and "borrowing" associated with maternity apparel. This opportunity is particularly relevant in the value-priced segment where low-priced, fashionable apparel could provide an economical alternative to secondhand maternity wear. In addition, we believe that demand for maternity apparel is relatively stable when compared to non-maternity apparel. Expectant mothers continue to need to replace their clothes and the current rate of approximately four million U.S. births per year has remained stable over the last decade. We believe that maternity apparel is also less fashion sensitive than specialty apparel in general, as demand is driven by the need to replace wardrobe basics as opposed to current fashion trends.

Brands

        We operate our maternity stores under three concepts offering a full range of casual and career wear, formal attire, underwear and outerwear. We have positioned our three brands to target the entire spectrum of pregnant women, serving a smaller customer base at the highest price points and broadening the market as the price points are reduced. The following table sets forth certain information regarding our portfolio of stores as of March 31, 2002, including each store concept's target location, brand positioning, price range for dresses and average store size:

Brand	Description of Target Location	Brand Positioning	Dress Price Range	Average Store Size (square feet)
Motherhood	Moderate regional malls and department stores	Broad assortment, fashion, quality and everyday low price	$19-$49	1,400
Mimi	Mid-priced regional malls and lifestyle centers	Young, contemporary, fun and affordable	$40-$168	1,600
A Pea in the Pod	Exclusive, high-end regional malls and affluent residential areas	Exclusive, designer and aspirational	$150-$450	2,400

        Major regional malls with several department stores and a wide range of price points may be able to accommodate more than one maternity store. We have the ability to address multiple price alternatives at a given mall, with Motherhood as our value-oriented brand, Mimi as our mid-priced brand and A Pea in the Pod as our luxury brand. As of March 31, 2002, we had multiple stores in 62 major regional malls.

Internet Operations

        We believe that many pregnant women turn to the Internet for maternity-related information and products, including on-line purchases of maternity clothes. Our websites are, therefore, important for educating existing and potential customers about our brands and driving traffic to our stores. Our websites profitably sell merchandise and provide store location information. Each of our concepts has its own dedicated website that is reached primarily through the brand name, for example motherhood.com. Our content site and portal, MaternityMall.com, is another likely way for a consumer to reach one of our brand-specific websites. In addition to providing links to all of our websites, MaternityMall.com contains maternity advice and information, related baby product information and editorial content. We also operate the iMaternity.com website, which is currently featured on iVillage.com and sells Motherhood merchandise. The replenishment capabilities of our distribution center enable us to incorporate Internet fulfillment into our existing operations.

Brand-Specific Operations Teams

        We are organized primarily along functional lines, such as merchandising, store operations, design and production, to obtain maximum efficiencies. Since our business consists of three separate brands requiring decisions on a brand-specific basis, we have recently built teams by brand where the functional leaders for each brand work together. Each brand team is led by the head merchant and includes the director of stores for that brand, the head designer, the head planner and the key production manager. These teams also include visual, fabric purchasing and other necessary professionals. All senior members of each brand team are eligible for a bonus based on the cash flow target for that brand.

Store Operations

        We believe that the typical maternity customer, especially the first-time mother, seeks more advice and assistance than the typical non-maternity customer. Therefore, we aim to employ skilled, motivated sales associates who are trained to provide the high level of service and reassurance needed by our customers. We attempt to provide a boutique level of attentive service that differentiates us, particularly from our moderate and discount store competitors. Our centralized merchandising and store operations also enable our store associates to focus primarily on selling and maintaining the appearance of the stores. In addition, visual merchants coordinate with the merchandising department to develop space allocation plans, design store display windows and define and enhance the product presentation.

        Each of our three store brands has a director of stores. At Motherhood and Mimi, the management reporting chain consists of regional managers, district managers and store managers. At A Pea in the Pod, due to its smaller number of stores, the district managers report to the director of stores. Our store, district and regional managers receive incentive-based compensation related to store-level performance.

Merchandising, Design and Inventory Planning

        Merchandising.    We strive to maintain an appropriate balance between new merchandise and proven styles, as well as between basic and fashion items. Our merchandising decisions are based on current fashion trends, as well as input from our designers and outside vendors. This information is used in conjunction with the item-specific sales data provided by our proprietary merchandising and replenishment system. Each brand has its own team of merchants, designers and planners. These teams are led by the head merchant of the brand, except for Motherhood, which is led by the division President. The head merchants and the President of Motherhood report to David Mangini, Executive Vice President — General Merchandise Manager.

        Design.    Our design department creates and produces samples and patterns for our manufactured products under the guidance of the merchandising department. This capability differentiates us from many of our competitors, who source their products from a limited number of maternity wear vendors. The design of our products begins with a review of European and New York runway trends, current non-maternity retail trends, fashion reporting service slides and fabric samples. The designers review our best selling items from prior seasons and integrate current fashion ideas from the non-maternity apparel segment.

        Inventory Planning and Allocation.    Our planning and allocation department is responsible for planning future inventory purchases and markdowns, as well as targeting overall inventory levels and turnover. We establish target inventories for each store using our inventory planning system with the goals of optimizing our merchandise assortment and turnover, maintaining adequate depth of merchandise by style and managing close-out and end-of-season merchandise consolidation. Our proprietary capabilities enable us to continually monitor and respond more quickly to consumer demand and are integral to our inventory management program. These capabilities are facilitated by our TrendTrack system, which provides daily product sell-through data and merchandising information.

Production and Distribution

        We design and manage the production for approximately 90% of our merchandise. We contract our sewing to factories throughout the world, including domestic facilities, and we continue to seek additional contractors for our sourcing needs. No individual contractor represents a material portion of our sewing. A majority of our merchandise is purchased "full package," as finished products made to our specifications, typically utilizing our patterns, markers and designs. Fabric, trim and other supplies are obtained from a variety of sources. As we have expanded our stores and increased volumes, we have been able to obtain products at a lower cost per unit, thereby increasing gross margins.

        Our production and quality assurance personnel monitor production at contractor facilities in the United States and work with our agents abroad to ensure quality control, compliance with our design specifications and timely delivery of finished goods. This quality control effort is enhanced by our world-wide Internet-based contracting and logistics systems, which include advanced features such as measurement specifications and digital photography. We also use a consultant to monitor working conditions at our contractors' facilities on a worldwide basis.

        Finished garments from contractors and other manufacturers are received at our distribution facility in Philadelphia, Pennsylvania, where they are inspected using statistical sampling methods and stored for picking. Our distribution facility utilizes the latest fulfillment technology to serve as a replenishment center, as opposed to solely a distribution center. The facility sends an individually tailored selection from our approximately 25,000 SKUs to any of our locations two to six times per week. Store replenishment decisions are made automatically based upon target inventories established by the allocation department and individual store sales data. Shipments from the distribution facility use several automated systems, including our pick-to-light system for flat-packed goods and our hanging garment sortation system, which speed deliveries and reduce costs.

        Shipments to stores are tracked by our proprietary delivery tracking software. Freight routed through zone-skipping, over-the-road carriers running 24 hours per day and delivered locally by a variety of local carriers is supplemented by a small percentage of second day air, providing one to three day delivery throughout the United States.

Management Information and Control Systems

        We believe that our proprietary systems are instrumental to our ability to offer the broadest assortment of maternity merchandise and accomplish rapid replenishment of inventory. We continuously develop, maintain and upgrade our systems and currently employ 15 programmers. Our stores have point-of-sale terminals that provide information used in our customized TrendTrack merchandise analysis and planning system. This system provides daily financial and merchandising information that is integral to monitoring trends and making merchandising decisions. The TrendTrack system has numerous features designed to integrate our retail operations with our design, manufacturing and financial functions. These features include custom merchandise profiles for each store, daily inventory replenishment, item-tracking providing daily updated selling information for every style, classification open-to-buy and inventory control, as well as the daily collection of credit card sales data.

        As part of our proprietary ERP system, we employ a comprehensive MRP system to manage our production inventories, documentation, work orders and scheduling. This system provides a perpetual inventory of raw materials, actual job costing, scheduling and bill of materials capabilities. The foundation of our ERP system is a perpetual inventory of finished goods by location across all of our retail stores which interfaces directly with our distribution facility.

        We have recently begun the deployment of a proprietary, upgraded point-of-sale system. This Internet-based system provides real-time access to financial and merchandising information in addition to rapid credit authorization. We believe that this new system will significantly reduce the amount of training required for new sales associates and store managers. In addition, we anticipate that the system will improve our customer relationship management capabilities by allowing the creation of customized promotional and marketing strategies. The rollout of this system to stores is scheduled to continue through fiscal 2003.

        Given the importance of our management information systems, we have taken extensive measures to ensure their responsiveness and security. Our hardware and communications systems are based on a redundant and multiprocessing architecture, which allows their continued operation on a parallel system in the event that there is a disruption within the primary system. Our main computer system, located in our Philadelphia facility, is duplicated by a fully mirrored system in a separate part of the building which can assume full operations. In addition, our software programs and data are backed up and stored off-site. Our communications links come from two telephone frame rooms, are delivered through feeds under two streets and are further backed up by microwave links.

Pricing

        Each of our brands targets customers in different price segments of the maternity apparel industry. Our Motherhood brand is positioned primarily on everyday low prices, Mimi employs middle-market pricing and A Pea in the Pod employs luxury pricing. None of our concepts use point-of-sale high/low promotional strategies to drive traffic into the stores. Our price reductions are permanent and are used to accelerate the sale of slower selling merchandise. Merchandise that is selling slowly is quickly marked down, moved to another store where the item is selling faster or moved to a Motherhood outlet store.

Advertising and Marketing

        We believe that the power of our brands, customer referrals and our convenient mall locations drive traffic into our stores. Therefore, we have modest advertising and marketing expenditures. Our advertising and publicity efforts include in-store marketing, prenatal consumer-targeted advertising and our Internet websites. We also run full-page ads for all of our brands in pregnancy-targeted publications, as well as prenatal issues of leading baby magazines. We advertise in several key prenatal magazines, including American Baby, Pregnancy and Shape Fit Pregnancy. A Pea in the Pod and Mimi are also advertised in fashion magazines, such as Vogue and In Style. In addition, we produce and distribute maternity brochures quarterly to obstetric and gynecological offices, as well as to customers, doctors' offices and hospitals upon request. Certain initiatives that we began in fiscal 2000 to drive editorial coverage in magazines, TV and newsprint were focused initially on A Pea in the Pod and have recently been expanded to include Motherhood and Mimi.

Competition

        Our business is highly competitive. The following are several important factors in competing successfully in the retail industry: breadth of selection in sizes; colors and styles of merchandise; product procurement and pricing; ability to anticipate fashion trends and customer preferences; inventory control; reputation; quality of merchandise; store design and location; and advertising and customer service. We face competition in our maternity apparel lines from various sources, including department stores, specialty retail chains, discount stores, independent retail stores and catalog and Internet-based retailers. In the value-priced maternity apparel business, we face competition from retailers such as JCPenney, Kmart, Kohl's, Target, Sears and Wal-Mart, as well as web-based maternity operations, including those of Gap and Old Navy which also currently offer a selection of maternity clothes in two stores. Many of these competitors are larger and have significantly greater financial resources than us. Our mid- and luxury-priced merchandise faces a highly fragmented competitive landscape that includes locally-based, single unit retailers, as well as a handful of multi-unit maternity operations, none of which have more than twelve stores.

Employees

        At June 30, 2002, we had 2,441 full-time and 2,240 part-time employees. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Trademarks

        We own trademark and service mark rights that we believe that are sufficient to conduct our business as currently operated. We own several trademarks, including Mothers Work®, A Pea in the Pod®, Mimi Maternity®, Motherhood®, Motherhood Maternity Outlet®, Steena® and MaternityMall.com®. As a result of the iMaternity acquisition, we also own iMaternity™, Dan Howard™, Mothertime™ and iMaternity.com™ marks. Additionally, we own the marks Real Time Retailing®, What's Showing is Your Style®, Motherhood is Everything Good...™ and Maternity Redefined®. We are not aware of any pending claims of infringement or other challenges to our rights to use our marks as currently used by us.

Properties

        We own our principal executive offices and distribution facility, which is located at 456 North Fifth Street, Philadelphia, Pennsylvania 19123. This facility consists of approximately 312,000 square feet, of which 32,000 square feet is dedicated to office space and the remaining square footage to warehousing and distribution. Our current lease for fabric facility space located at 10430 Drummond Road, Philadelphia, Pennsylvania 19152 expires on November 30, 2002. We have entered into a letter of intent for a 10-year lease of a facility located at 2001 Kitty Hawk Avenue, Philadelphia, Pennsylvania in the Philadelphia Naval Business Center. This facility consists of approximately 64,000 square feet of warehouse and office space. We believe that this facility, together with our existing distribution facility, will be adequate to support our anticipated distribution needs over the next few years. Our facilities are subject to state and local regulations that range from building codes to health and safety.

        We lease our store premises for terms averaging from seven to ten years. Certain leases allow us to terminate our obligations in the event that the applicable store does not achieve a specified sales volume. Some of these leases also provide for contingent payments based on sales volume and other leases contain clauses for escalations of the base rent, as well as increases in operating costs, marketing costs and real estate taxes.

        As of September 30, 2001, the following number of store leases, excluding leased departments, are set to expire as listed in the table below. We do not expect the expiration of any leases to have a materially adverse impact on our business or operations.

Fiscal Year Leases Expire	Number of Stores
2002	52
2003	63
2004	103
2005	60
2006 and later	361

        In addition, we have arrangements with department and specialty stores, including Bloomingdale's, Lazarus, Marshall Field's, Macy's, Rich's and Babies "R" Us to lease maternity departments in their stores. These leased departments typically involve the lease partner collecting all of the revenue from the leased department and remitting all but a fixed percentage to us. In most of the arrangements, we provide staffing for the leased departments.

        As of March 31, 2002, we have retail stores in the following locations:

Location	Motherhood(1)	Mimi	A Pea in the Pod	Leased Departments	Total
Alabama	5	2	0	1	8
Alaska	1	0	0	0	1
Arizona	10	1	1	1	13
Arkansas	2	0	0	0	2
California	71	8	7	0	86
Colorado	9	2	1	2	14
Connecticut	12	4	0	1	17
Delaware	3	1	0	2	6
District of Columbia	0	1	0	0	1
Florida	43	4	5	12	64
Georgia	20	6	1	11	38
Hawaii	2	0	0	0	2
Idaho	2	0	0	0	2
Illinois	29	8	3	5	45
Indiana	14	1	0	3	18
Iowa	4	0	0	0	4
Kansas	5	2	0	1	8
Kentucky	5	1	0	2	8
Louisiana	8	1	0	3	12
Maine	2	0	0	1	3
Maryland	16	3	0	3	22
Massachusetts	19	3	2	7	31
Michigan	19	5	1	1	26
Minnesota	9	0	1	2	12
Mississippi	4	0	0	0	4
Missouri	10	3	0	1	14
Montana	1	0	0	0	1
Nebraska	3	1	0	0	4
Nevada	6	0	1	0	7
New Hampshire	5	0	0	2	7
New Jersey	21	6	2	17	46
New Mexico	2	0	0	0	2
New York	37	8	3	13	61
North Carolina	17	4	2	2	25
North Dakota	1	0	0	0	1
Ohio	23	4	1	12	40
Oklahoma	5	2	0	1	8
Oregon	6	1	0	0	7
Pennsylvania	31	6	2	6	45
Rhode Island	1	1	0	1	3
South Carolina	6	1	0	1	8
South Dakota	2	0	0	0	2
Tennessee	12	3	0	4	19
Texas	53	10	6	8	77
Utah	7	1	0	0	8
Vermont	1	0	0	0	1
Virginia	18	2	2	5	27
Washington	9	1	1	0	11
West Virginia	1	0	0	1	2
Wisconsin	6	1	0	0	7
Wyoming	1	0	0	0	1
Puerto Rico	6	1	0	0	7
Alberta	1	0	0	0	1
Ontario	3	0	0	0	3
Quebec	1	0	0	0	1

Total	610	109	42	132	893

(1)
Includes 87 outlet stores.

iMaternity Acquisition

        On October 17, 2001, we acquired iMaternity. At the time of the acquisition, iMaternity operated a total of 170 Dan Howard and Mothertime maternity clothing stores, including some under the trade name iMaternity, as well as the iMaternity.com website. We are currently consolidating iMaternity into our operations. Through March 31, 2002, we closed 71 of the 170 iMaternity stores, consolidated the iMaternity field sales organization with our own and closed the iMaternity headquarters, manufacturing facilities and Internet development center. We have also converted the remaining iMaternity stores to either Motherhood or Mimi locations. As of March 31, 2002, we anticipated closing 21 of these converted stores within approximately the next six months, 19 of which have been closed as of the date of this prospectus. The timing of the store closings depends primarily on our ability to negotiate and complete lease terminations.

Legal Proceedings

        Following the closing of the iMaternity acquisition, iMaternity vendors made claims for amounts owed by iMaternity that had not been disclosed to us by the sellers prior to the closing. We are currently investigating these claims. If we have liability for these undisclosed amounts, we have the right to seek indemnification from the sellers. If we were to prevail in an indemnification claim, we could reduce the number of outstanding shares of the Series C Preferred Stock issued to the sellers, or, if the sellers no longer hold shares of our Series C Preferred Stock, receive cash damages. We have recorded $1.7 million of accounts payable, which we believe represents a reasonable estimate of our potential liability for these vendor claims.

        We are currently engaged in negotiations with the sellers to resolve these issues, and, as part of a potential settlement of such issues, we might obtain an option to repurchase a portion of the warrants issued to these iMaternity sellers. There can be no assurance that we will be able to reach an agreement to settle these issues or as to the final terms of any settlement.

        On July 17, 2002, a purported class action was filed against us in the Superior Court of California for Los Angeles County. The complaint alleges that, under California law, certain former and current employees should have received overtime compensation, meal breaks and rest breaks. We are currently a party to an action alleging similar claims under Washington law in Spokane County Superior Court. The plaintiffs in these cases are seeking unspecified actual damages, penalties and attorneys' fees. At this stage in these proceedings, we are unable to predict the outcome of these cases, which we are vigorously defending. We understand that similar proceedings have been brought in California against other retail companies.

        In addition, from time to time, we are named as a defendant in legal actions arising from our normal business activities. Although the amount of any liability that could arise with respect to currently pending actions, including the matters specifically described above, cannot be accurately predicted, we do not believe that the resolution of any pending action will have a material adverse effect on our financial position.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the name, age and position of each of our directors and executive officers:

Name	Age	Position
Dan W. Matthias	58	Chairman of the Board and Chief Executive Officer
Rebecca C. Matthias	49	President, Chief Operating Officer and Director
David Mangini	57	Executive Vice President — General Merchandise Manager
Edward M. Krell	39	Senior Vice President — Chief Financial Officer
Joseph A. Goldblum	52	Director
Elam M. Hitchner, III	55	Director
David Schlessinger	46	Director
Stanley C. Tuttleman	83	Director
William A. Schwartz, Jr.	63	Director

        Dan W. Matthias founded Mothers Work in 1982 and has served as Chairman of the Board since our inception. From 1983 to 1993, he served as our Executive Vice President, and since January 1993, Mr. Matthias has been our Chief Executive Officer. Prior to Mothers Work, Mr. Matthias had been involved in the computer and electronics industry, serving as a director of Zilog, Inc. and as the President of a division of a subsidiary of Exxon Corporation.

        Rebecca C. Matthias founded Mothers Work in 1982 and has served as a director and our President since our inception. Since January 1993, Ms. Matthias has served as our Chief Operating Officer. In 1992, she was chosen as "Regional Entrepreneur of the Year" by Inc. magazine and Merrill Lynch Corporation. Prior to 1982, she was a construction engineer for the Gilbane Building Company. Ms. Matthias also serves as a member of the Board of Trustees of Drexel University.

        David Mangini has served as Executive Vice President — General Merchandise Manager since August 2001. Prior to joining Mothers Work, Mr. Mangini served as Today's Man's Chief Merchandising Officer from 1999 to 2000. From 1998 to 1999, Mr. Mangini served as Chief Operating Officer of Gadzooks. From 1987 to 1997, Mr. Mangini was an officer at Limited, Inc., including President and Chief Executive Officer of its Structure brand.

        Edward M. Krell has served as Senior Vice President — Chief Financial Officer since January 2002. Prior to joining Mothers Work, Mr. Krell served as Executive Vice President & Chief Financial Officer of Mammoth Sports Group, Inc., an Internet and catalog retailer of golf equipment and accessories from December 1999 to July 2000 and as an independent financial consultant from July 2000 to January 2002. From 1995 to 1999, Mr. Krell served as Executive Vice President and Chief Financial Officer at London Fog Industries, Inc., a wholesale and retail distributor of rainwear and outerwear. Mr. Krell began his career as an investment banker with Kidder, Peabody & Co. Incorporated.

        Joseph A. Goldblum has served as a director since 1989. Mr. Goldblum has been President of G-II Equity Investors, Inc., a general partner of G-II Family Partnership L.P. since May 1989. He was also Of Counsel with the law firm of Goldblum & Hess from May 1989 to December 1996.

        Elam M. Hitchner, III has served as a director since January 1994. Mr. Hitchner was a partner in the law firm Pepper Hamilton LLP, in Philadelphia, Pennsylvania, which provides legal services to us, from May 1992 to June 1999, and returned to the firm in January 2001. From July 1999 until December 31, 2000, Mr. Hitchner was a general partner of Meridian Venture Partners and Meridian Venture Partners II, venture capital firms located in Radnor, Pennsylvania.

        David Schlessinger has served as a director since 2002. He founded Encore Books, a retail bookstore chain, in 1973 and served as its Chairman and Chief Executive Officer until 1986. Mr. Schlessinger founded Zany Brainy, Inc., a retail children's educational products company, in 1991. He served as Zany Brainy's Chief Executive Officer until 1996 and as its Chairman until 1998. Since 1998, he has been engaged in personal business and investment activities as well as consulting and board services with private companies.

        Stanley C. Tuttleman has served as a director since January 2000. He has been the President and Chief Executive Officer of Tuttson Capital Corp., a financial services corporation, since 1983. Mr. Tuttleman also serves as Chief Executive Officer and Chairman of Telepartners, Inc., a wireless program company.

        William A. Schwartz, Jr.    has served as a director since August 1998. Mr. Schwartz is President and Chief Executive Officer of U.S. Vision, Inc., a retailer of optical products and services, a position which he has held since 1995. Mr. Schwartz currently is a director of U.S. Vision, Inc. and Commerce Bancorp, an affiliate of Commerce Capital Investments, Inc., an underwriter of our concurrent equity offering.

        Our executive officers are elected annually by the Board of Directors and serve at the discretion of the Board. Other than the husband and wife relationship between Dan and Rebecca Matthias, there are no family relationships among any of our other executive officers.

PRINCIPAL STOCKHOLDERS

Principal Stockholders

        The following table sets forth information, as of July 30, 2002, except as otherwise noted, with respect to the beneficial ownership of shares of common stock and Series C Preferred Stock by:

  •
  each person who is known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock and Series C Preferred Stock;

  •
  each director and executive officer; and

  •
  all directors and executive officers as a group.

        Unless otherwise indicated, each person has sole voting power and sole investment power, except to the extent their power may be shared with a spouse.

	Common Stock			Series C Cumulative Preferred Stock(b)
Name and Address of Beneficial Owner(a)	Amount and Nature of Beneficial Ownership		Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding	Percent of Voting Power
Dan W. and Rebecca C. Matthias	911,730	(c)	20.9%	—	—	19.6%
Joseph A. Goldblum	162,219	(d)	4.1%	—	—	3.8%
Elam M. Hitchner, III	58,500	(e)	1.5%	—	—	1.4%
Edward M. Krell	32	(f)	*			*
David Mangini	10,000	(g)	*			*
David Schlessinger	2,000	(h)	*			*
William A. Schwartz, Jr.	8,000	(i)	*	—	—	*
Stanley C. Tuttleman	31,000	(j)	*	—	—	*
Centre Capital Investors III, L.P. c/o Centre Partners Management LLC 30 Rockefeller Center Suite 1050 New York, NY 10020	131,128	(k)	3.3%	127,912	42.3%	6.1%
Centre Capital Tax-Exempt Investors III, L.P. c/o Centre Partners Management LLC 30 Rockefeller Center Suite 1050 New York, NY 10020	18,172	(k)	*	17,726	5.9%	*
James R. Kirsch 133 Laurel Avenue Highland Park, IL 60035	43,886	(k)	1.1%	33,080	10.9%	1.8%
William S. Kirsch c/o Kirkland & Ellis 200 East Randolph Drive Chicago, IL 60601	43,886	(k)	1.1%	33,080	10.9%	1.8%
Daniel S. Kirsch, as Trustee of The Daniel S. Kirsch Trust, dated October 8, 1996 2225 Tennyson Highland Park, IL 60035	83,729	(k)	2.1%	63,113	20.9%	3.5%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	278,900	(l)	7.1%	—	—	6.6%
Foremark Investments, Ltd. c/o Madeline Wong 21 South End Avenue Penthouse 1C New York, NY 10280	217,365	(m)	5.5%	—	—	5.1%
MVP Distribution Partners 259 Radnor-Chester Rd. Radnor, PA 19087	374,645	(n)	9.5%	—	—	8.9%
Oakmont Capital, Inc. 112 St. Clair Avenue West Suite 504 Ontario, Canada M4V 2Y3	259,000	(o)	6.6%	—	—	6.1%
All directors and officers as a group (9 persons)	1,183,475	(p)	26.8%	—	—	25.0%

*
Less than 1% of the outstanding common stock or less than 1% of the voting power.

(a)
Except as otherwise indicated, the address of each person named in the table is: c/o Mothers Work, Inc., 456 North Fifth Street, Philadelphia, Pennsylvania 19123.

(b)
Holders of outstanding shares of our Series C Preferred Stock are entitled to one vote per share and vote with the common stock on all matters as to which holders of common stock are entitled to vote.

(c)
Includes 212,905 shares purchasable upon exercise of stock options by each of Dan and Rebecca Matthias (for a total of 425,810 shares). Except for the shares purchasable upon exercise of stock options, Dan and Rebecca Matthias beneficially own the shares indicated jointly as husband and wife.

(d)
Includes 53,010 shares owned by G-II Family Partnership L.P. Mr. Goldblum is general partner of G-II Family Partnership L.P. and may be deemed to be a beneficial owner of such shares. Also includes 18,000 shares purchasable upon exercise of stock options; 15,200 shares held as custodian or in trust for members of Mr. Goldblum's family; 495 shares owned by his wife and 29,670 shares held by Mr. Goldblum as custodian for the benefit of three of the Matthias' children.

(e)
Includes 18,000 shares purchasable upon exercise of stock options.

(f)
Mr. Krell joined us as Senior Vice President — Chief Financial Officer on January 28, 2002.

(g)
Includes 10,000 shares purchasable upon exercise of stock options.

(h)
All shares purchasable upon exercise of stock options. Mr. Schlessinger was elected as a director on January 18, 2002.

(i)
All shares purchasable upon exercise of stock options.

(j)
Includes 6,000 shares purchasable upon exercise of stock options.

(k)
Consisting of shares purchasable upon exercise of warrants.

(l)
Information is based on the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2002. Dimensional Fund Advisors Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies' trusts and accounts are the "funds." In its role as investment advisor and investment manager, Dimensional possesses voting and/or investment power over 278,900 shares of our common stock. The funds own all securities reported in the Schedule 13G, and Dimensional disclaims beneficial ownership of such securities.

(m)
Information is based on the Schedule 13G filed with the Securities and Exchange Commission on December 2, 1998. Foremark Investments Ltd. is the record owner of all of the shares; Madeline Wong is the owner of all of the voting and equity securities of Foremark. Such shares do not include 42,000 shares owned by John Charlton, the husband of Madeline Wong.

(n)
Information is based on the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2002. According to that filing, Robert Brown, a general partner of MVP Distribution Partners and its affiliates, including Meridian Venture Partners, beneficially owns 127,600 shares of our common stock, which are not included in the above table.

(o)
Based on the Schedule 13D/A filed with the Securities and Exchange Commission on November 19, 1998, all of such shares may be deemed to be beneficially owned by Oakmont Capital Inc. Oakmont is a part of a group which also includes E.J.K. Real Estate Services Limited, Inc. and 1272562 Ontario, Inc., Gregory P. Hannon and Terence M. Kavanagh. Oakmont has sole voting power and sole dispositive power with respect to 173,800 of such shares. E.J.K. Real Estate Services and 127652 Ontario each own 50% of the voting stock of Oakmont and have shared voting power and shared dispositive power with respect to the shares owned by Oakmont. Mr. Kavanagh owns all of the capital stock in E.J.K. Real Estate Services, and Mr. Hannon owns all of the capital stock of 1272562 Ontario, E.J.K. Real Estate Services, 1272562 Ontario, Mr. Kavanagh, and Mr. Hannon also have sole voting power and sole dispositive power as to shares not directly owned by Oakmont.

(p)
Includes the following number of shares owned by affiliates of the following directors, which may be deemed to be beneficially owned by the directors: Joseph A. Goldblum — 53,010. Also includes the following number of shares purchasable upon the exercise of stock options owned (or which may be deemed to be owned) by the following persons: Joseph A. Goldblum — 18,000, Elam M. Hitchner, III — 18,000, David Mangini — 10,000, Dan W. Matthias — 212,905, Rebecca C. Matthias — 212,905, William A. Schwartz, Jr. — 8,000 and Stanley C. Tuttleman — 6,000.

RELATED PARTY TRANSACTIONS

        One of our directors and the Chairman of our Audit Committee, Elam M. Hitchner, III, is a partner in the law firm of Pepper Hamilton LLP, which provides legal services to us. Mr. Hitchner is a selling stockholder in the concurrent equity offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND PREFERRED STOCK

Credit Facility

        In April 1998, we obtained a credit facility from Fleet Capital Corporation. We amended this credit facility in April 2000 to increase our available borrowing limit to the current level of $56.0 million, to raise the annual capital expenditure limitation and to extend the date of maturity until September 15, 2004. In October 2001, we again amended the credit facility, primarily to increase the collateral base in order to include the assets that we acquired in the iMaternity acquisition. The interest rate on direct borrowings outstanding is based on Fleet's prime rate. At any time, we may, at our option, elect an alternative rate, for all or part of any direct borrowings outstanding, based on the LIBOR rate. The blended rate for our borrowings under this facility as of March 31, 2002 was approximately 4.0%. Amounts available to us for direct borrowings, net of letters of credit outstanding, are limited to the lesser of (a) the unused portion of the credit facility or (b) a percentage of eligible inventory and receivables as set forth in the facility.

        The credit facility is secured by a security interest in our accounts receivable, inventory, equipment, fixtures, cash and other assets. All of our subsidiaries are jointly and severally liable for the obligations under the facility. We are not bound by any financial covenants in the facility, provided that the amount of eligible inventory and receivables does not fall below $10.0 million. In the event that this amount falls below $10.0 million, we must achieve a minimum cash flow of not less than zero. As of March 31, 2002, outstanding borrowings under the credit facility consisted of $20.4 million in direct borrowings and $2.8 million in letters of credit, with available borrowings of $28.0 million. We are in compliance with all covenants in the facility. In fiscal 2001, 2000 and 1999, the weighted average interest rates on the credit facility were 7.5%, 8.6% and 8.1%, respectively. The credit facility contains customary covenants as well as limitations on our ability to incur additional indebtedness, acquire or sell material assets, pay dividends, redeem our capital stock or merge with another company.

        We have outstanding a $3.4 million standby letter of credit that collateralizes an outstanding industrial revenue bond issued by the Philadelphia Authority for Industrial Development. The terms of the agreement relating to the bond require us to use any amounts we borrow pursuant to the agreement to finance a project to build a manufacturing, office and distribution facility in Philadelphia. The interest rate payable on this bond is variable. As of September 30, 2001, there was $3.4 million outstanding under this bond accruing at an interest rate of 5.0%.

        On or about the closing date of the equity and debt offerings, we intend to enter into an amendment of the credit facility. The amendment will, among other things, modify the covenants to increase the annual capital expenditures limit to $30 million and permit acquisitions, capital stock repurchases and early redemptions of senior notes within specified limits. The amendment will add an unused facility fee of 10 basis points per annum.

12 5/8% Senior Unsecured Exchange Notes Due 2005

        On August 1, 1995, we issued and sold $92 million aggregate principal amount of 12 5/8% Senior Unsecured Exchange Notes Due 2005 in a private placement under an indenture between us and J.P. Morgan Trust Company, National Association (as successor to Society National Bank), as Trustee. The notes bear interest at 12 5/8% per year, payable semiannually in arrears on each February 1 and August 1, and mature on August 1, 2005. The notes are general, unsecured senior obligations. The notes are guaranteed fully, unconditionally and jointly and severally by our subsidiaries, on a senior subordinated basis. Our notes are redeemable, at our option, in whole or in part, at a redemption price of 103.125% prior to July 31, 2002, and at a redemption price of 100.000% on August 1, 2002 and thereafter.

        The provisions of the indenture governing the notes limit our and our subsidiaries' ability, among other things, to: (i) incur additional indebtedness or create contingent liabilities; (ii) create liens;

(iii) pay dividends or make other equity distributions in respect of our equity securities; (iv) purchase or redeem capital stock or make certain investments; (v) create any restriction on the ability of our subsidiaries to pay dividends, make loans or transfer assets to us; (vi) sell assets, including the capital stock of our subsidiaries; (vii) enter into any transactions with our stockholders or affiliates; (viii) permit any subsidiary to issue capital stock; (ix) enter into certain sale/leaseback transactions; (x) permit any subsidiary to issue guarantees or (xi) effect a consolidation or merger or transfer of all or substantially all of our assets.

        The indenture for our notes also provides that upon a change of control, as defined in the indenture, we must make an offer to purchase all outstanding notes and each holder of our notes will have the right to require us to repurchase all or any part of the notes held by such holder at a purchase price in cash equal to 101% of the principal amount plus accrued and unpaid interest.

        We expect to use a portion of the net proceeds of this offering to repay our existing notes. On July 10, 2002, we commenced a cash tender offer to purchase any and all outstanding 12 5/8% senior notes. We also commenced a solicitation of consents to reduce the notice period required by the related indenture for the Company to redeem any existing senior notes that remain outstanding after consummation of the tender offer and to amend or eliminate substantially all of the principal restrictive covenants contained in the related indenture. As of July 24, 2002, we had received the requisite consents from the holders of the 12 5/8% senior notes. To the extent that any existing senior notes remain outstanding after consummation of the tender offer, the Company intends to redeem any outstanding existing senior notes.

Other Indebtedness

        We have issued subordinated notes to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends. We issued these subordinated notes because we were restricted under the terms of our credit facility from paying cash dividends to these former holders of preferred stock when they converted their shares of Series A Preferred Stock into shares of our common stock. As of March 31, 2002, we had issued an aggregate of $2.4 million of these subordinated notes, and these notes accrue interest at the prime rate. To the extent all or a portion of the subordinated notes are not repaid with the net proceeds, if any, from the concurrent equity offering, we expect to use a portion of the proceeds of this offering to repay the subordinated notes.

        As of September 30, 2001, we had approximately $1.6 million of various government mortgage debt secured by a $1.0 million letter of credit and certain property and equipment, as well as approximately $0.3 million of capital lease obligations.

Preferred Stock

        Pursuant to our amended and restated certificate of incorporation, our Board of Directors is authorized, subject to any limitations prescribed by law, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series or classes and to establish the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of preferred stock issued. To the extent that we redeem or repurchase any shares of our outstanding preferred stock, including shares of our Series A Preferred Stock or Series C Preferred Stock, the number of shares of preferred stock that may be issued will be reduced.

        The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of our common stock. Because the Board of Directors without stockholder action may fix the terms of the preferred stock, the preferred stock could be issued quickly with terms designed to defeat a proposed takeover of us or to make the removal of our management more difficult. The authority to issue preferred stock or rights to purchase preferred stock could be used to discourage a change in control of Mothers Work. Our management is not aware of any such threatened transaction to obtain control of Mothers Work, and the Board of Directors has no current plans to designate and issue any additional shares of preferred stock.

        We have designated shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The terms of each series of preferred stock are described below. We expect to use a portion of the net proceeds from this offering to, among other things, redeem all of the remaining outstanding shares of our Series A Preferred Stock and to purchase, through an offer to purchase, all of the remaining outstanding shares of our Series C Preferred Stock.

Series A Preferred Stock

        In connection with the Motherhood acquisition on August 1, 1995, we issued 41,000 shares of Series A Preferred Stock with a stated value of $11.5 million. The Series A Preferred Stock has a liquidation preference equal to the stated value plus accrued but unpaid dividends. We may redeem, but are under no obligation to do so, the Series A Preferred Stock at any time at a price equal to liquidation preference, subject to limitations imposed by the terms of our credit facility and the existing senior notes.

        The holders of outstanding shares of our Series A Preferred Stock are entitled to receive annual cash dividends, which are cumulative and compound annually at 8.5% of the stated value. No dividends may be paid on our common stock, or any other shares of our capital stock ranking junior to our Series A Preferred Stock, other than dividends payable in shares of common stock, until all cumulative and current dividends on the Series A Preferred Stock have been declared and paid in full. As of March 31, 2002, the liquidation value of the Series A Preferred Stock was $13.5 million, which includes accrued and unpaid dividends of $5.7 million.

        Our Series A Preferred Stock is convertible into shares of common stock (i) between August 1, 2000 and May 1, 2006, at an initial conversion rate, subject to adjustments for stock splits, stock dividends, recapitalizations and similar events, equal to ten shares of common stock for each share of Series A Preferred Stock or (ii) after November 1, 2006, at a conversion rate determined by dividing the aggregate stated value of all shares of Series A Preferred Stock to be converted by 90% of the then-current market price of the common stock, as defined. After a holder's exercise of the conversion right under clause (i) above, we may only redeem the Series A Preferred Stock from the proceeds of an equity offering. The limitation on this redemption right may only be modified with the consent of the holders of a majority of the outstanding principal amount of our existing senior notes and of the lender under our credit facility. Upon conversion, a holder of Series A Preferred Stock is entitled to receive payment of all accrued and unpaid dividends in cash unless we are prohibited by limitations contained in the indenture for our existing senior notes. In the case of a conversion under clause (i) above, if dividends are not paid in cash due to restrictions imposed by the credit facility or the existing senior notes, we will issue a subordinated note in lieu of cash dividends. If the subordinated notes are not paid by August 1, 2003, then all principal and accrued interest may be converted into that number of shares of common stock determined by dividing the amounts due under the subordinated notes by the then-current market price, as defined. In the case of a conversion under clause (ii) above, if accrued dividends are not paid in cash, then such dividends are convertible into common stock on the same basis as the shares of Series A Preferred Stock. As of March 31, 2002, holders of 13,123 shares of Series A Preferred Stock have elected to convert their shares into shares of common stock. In connection with these conversions, we issued an aggregate of $2.4 million in subordinated notes as payment of accrued dividends.

Series B Preferred Stock

        In connection with the rights agreement dated March 17, 1997, and amended June 4, 1997, October 17, 2001 and June 4, 2002 between us and Stock Trans, Inc., as rights agent, we authorized 10,000 shares of Series B Preferred Stock. The Series B Preferred Stock can be purchased in units equal to one one-thousandth of a share under the terms of the rights agreement. The holders of the preferred stock purchase rights are entitled to receive dividends when and if declared on common stock. Preferred stock purchase rights are junior to the common stock and Series A Preferred Stock and Series C Preferred Stock for both dividends and liquidations. Each preferred stock purchase right votes as one share of common stock.

Series C Preferred Stock

        On October 17, 2001, in connection with our acquisition of iMaternity, we issued 302,619 shares of Series C Preferred Stock, as well as warrants to acquire 350,000 shares of common stock, to the sellers. The holders of the Series C Preferred Stock are entitled to receive dividends, which are cumulative and compound quarterly at the annual rate of 8.625% of the stated value. Dividends accrue for the first year. After the first year, dividends are paid in cash at an annual rate of 2.5% on the stated value and on accrued but unpaid dividends, with the balance accruing. After the second year, dividends are paid in cash at an annual rate of 4.0% on the stated value and on accrued but unpaid dividends, with the balance accruing. Dividends accrue for the first year. As of March 31, 2002, the liquidation value of the Series C Preferred Stock was $20.3 million, which includes accrued and unpaid dividends.

        Each share of Series C Preferred Stock is entitled to one vote and votes together with the holders of the common stock as a single class. The holders of Series C Preferred Stock have the right to receive in a liquidation, dissolution or winding up of the Company, after payment to the holders of the outstanding shares of our Series A Preferred Stock and before any payments to holders of junior stock, an amount per share equal to the stated value plus the greater of accrued dividends or the "participation amount." The "participation amount" is an amount based on 10% of the increase in the market value of our common stock for the period from the acquisition closing date until the date of a liquidation, dissolution or winding up. In addition, beginning on the earlier of October 18, 2006, upon a "change of control," or upon another "fundamental transaction," the holders of outstanding shares of Series C Preferred Stock have the right to require us to purchase their shares for an amount equal to the stated value per share plus accrued and unpaid dividends, which is referred to as the "put right." If we were to default on our obligations under the put right, the holders of outstanding shares of Series C Preferred Stock would have the right to convert their shares of Series C Preferred Stock into shares of common stock. In no event can the aggregate number of shares of common stock issued upon conversion of the Series C Preferred Stock, plus the 350,000 shares issuable upon exercise of the warrants, exceed an amount equal to 19.9% of the total number of outstanding shares of common stock immediately before October 17, 2001.

        Under the terms of the merger agreement in connection with the iMaternity acquisition, we have the right, from October 17, 2001 through April 17, 2004, to make an offer to purchase all outstanding shares of Series C Preferred Stock at a purchase price per share of stated value plus accrued and unpaid dividends. If a majority of the holders of outstanding shares of Series C Preferred Stock fail to accept our offer to purchase, then these holders forfeit their warrants or, if any warrants have been exercised and the underlying shares of common stock have been sold, then such holder forfeits any accrued dividends on the shares of Series C Preferred Stock that he then owns. In addition, upon the failure to accept our offer to purchase, all holders of outstanding shares of Series C Preferred Stock forfeit certain protective provisions under the merger agreement, including, among other things, prohibitions on our issuing senior or parity stock and redeeming junior securities. In addition, beginning on April 18, 2004, we have the right to purchase any outstanding shares of Series C Preferred Stock for cash at a price per share equal to the stated value plus the greater of accrued and unpaid dividends or the participation amount.

DESCRIPTION OF NOTES

        We will issue the notes under an indenture between us and J.P. Morgan Trust Company, National Association, as Trustee (the "Indenture"). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

        Certain terms used in this description are defined under the subheading " — Certain Definitions." In this description, the word "Company" refers only to Mothers Work, Inc. and not to any of its subsidiaries.

        A copy of the Indenture has been filed with the SEC as part of our Registration Statement of which this prospectus is a part. The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of these notes. See "Where You Can Find More Information" for information on how to obtain a copy of the Indenture.

Brief Description of the Notes

        These notes:

  •
  are unsecured senior obligations of the Company;

  •
  are senior in right of payment to any future Subordinated Obligations of the Company; and

  •
  are guaranteed by each Subsidiary Guarantor.

Principal, Maturity and Interest

        The Company will issue the notes initially with a maximum aggregate principal amount of $125.0 million. The Company will issue the notes in denominations of $1,000 and any integral multiple of $1,000. The notes will mature on August 1, 2010. Subject to our compliance with the covenant described under the subheading " — Certain Covenants — Limitation on Indebtedness," the Company, without the consent of the holders, is entitled to issue more notes under the Indenture on the same terms and conditions and with the same CUSIP numbers as the notes being offered hereby (the "additional notes"). The notes and the additional notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of Notes," references to the notes include any additional notes actually issued.

        Interest on these notes will accrue at the rate of 11 1/4% per annum and will be payable semiannually in arrears on February 1 and August 1, commencing on February 1, 2003. We will make each interest payment to the holders of record of these notes on the immediately preceding January 15 and July 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

        Interest on these notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

        Except as set forth below, we will not be entitled to redeem the notes (which include additional notes, if any) at our option prior to August 1, 2006.

        On and after August 1, 2006, we will be entitled at our option to redeem all or a portion of these notes (which include additional notes, if any) upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the related record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2006	105.625%
2007	103.750%
2008	101.875%
2009 and thereafter	100.000%

        Prior to August 1, 2005, we may at our option on one or more occasions redeem notes (which include additional notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes (which include additional notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 111.250%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided that

  (1)
  at least 65% of such aggregate principal amount of notes (which include additional notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than notes held, directly or indirectly, by the Company or its Affiliates); and

  (2)
  each such redemption occurs within 60 days after the date of the related Public Equity Offering.

Selection and Notice of Redemption

        If we are redeeming fewer than all the notes at any time, the Trustee will select notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

        We will redeem notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions " — Change of Control" and " — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase notes in the open market or otherwise.

Guaranties

        The Subsidiary Guarantors will jointly and severally guarantee, on a senior unsecured basis, our obligations under these notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See "Risk Factors — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors."

        Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

        If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its Subsidiary Guaranty could be reduced to zero. See "Risk Factors — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors."

        The Subsidiary Guaranty of a Subsidiary Guarantor will be released:

  (1)
  upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor;

  (2)
  upon the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor; or

  (3)
  upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

        in each case in accordance with the provisions of the Indenture and in each case described in clauses (1) and (2), only if such sale or disposition is to a Person other than the Company or an Affiliate of the Company.

Ranking

Senior Indebtedness versus Notes

        The indebtedness evidenced by these notes and the Subsidiary Guaranties will be unsecured and will rank pari passu in right of payment to the Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be. The notes will be guaranteed by the Subsidiary Guarantors.

        As of March 31, 2002, after giving pro forma effect to this Offering:

  (1)
  the Company's Senior Indebtedness would have been approximately $135.1 million, including $11.7 million of secured indebtedness; and

  (2)
  there would be no Senior Indebtedness of the Subsidiary Guarantors.

        The notes are unsecured obligations of the Company. Secured debt and other secured obligations of the Company (including obligations with respect to the Credit Agreement) will be effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes

        A portion of our operations are conducted through our subsidiaries. Some of our subsidiaries are not guaranteeing our obligations with respect to the notes. Claims of creditors of non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.

        At March 31, 2002, the total liabilities of our subsidiaries (other than the Subsidiary Guarantors) were less than $1 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness and Preferred Stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See " — Certain Covenants — Limitation on Indebtedness."

Book-Entry, Delivery and Form

        Except as described below, the notes sold will initially be issued in the form of one or more global notes (the "Global notes"). The Global notes will be deposited with, or on behalf of, The Depository Trust Company (the "Depository") and registered in the name of the Depository or its nominee. Except as set forth below, the Global notes may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Investors may hold their beneficial interests in the Global notes directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository.

        The Depository has advised us as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers, including the Underwriters, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Upon the issuance by the Company of notes represented by the Global notes, the Depository or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the notes represented by such Global notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the notes represented by Global notes will be limited to participants or persons that hold interests through participants. Ownership of such beneficial interests in notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the Global notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer or pledge beneficial interests in notes represented by Global notes.

        So long as the Depository, or its nominee, is the registered holder and owner of the Global notes, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of the related notes for all purposes of such notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global notes will not be entitled to have the notes represented by the Global notes registered in their names, will not receive or be entitled to receive physical delivery or certificated notes in definitive form and will not be considered to be the owners or holders of any notes under the Indenture. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global notes desires to take any action that the Depository, as the holder of the Global notes, is entitled to take, the Depository would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        Payment of principal of and interest on notes represented by Global notes registered in the name of and held by the Depository or its nominee will be made by the Company through the Paying Agent (as defined in the Indenture) to the Depository or its nominee, as the case may be, as the registered owner and Holder of such Global notes. We expect that the Depository or its nominee, upon receipt of any payment of principal of or interest on the notes represented by Global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global notes as shown on the records of the Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the notes represented by Global notes held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the notes represented by Global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in the notes represented by Global notes owned through such participants. Unless and until they are exchanged in whole or in part for certificated notes in definitive form, the Global notes may not be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository.

        Although the Depository has agreed to the above described procedures in order to facilitate transfers of interests in the notes represented by Global notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Trustee, the Company or the Underwriters will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

        The notes represented by the Global notes are exchangeable for certificated notes in definitive form of like tenor as such notes in denominations of $1,000 and integral multiples thereof only if:

  (1)
  the Depository notifies us that it is unwilling or unable to continue as Depository for the Global notes or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act and a successor Depository is not appointed by the Company within 90 days;

  (2)
  the Company in its discretion at any time determines not to have all of the notes represented by the Global notes; or

  (3)
  an Event of Default has occurred and is continuing.

        Any note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the Global notes are not exchangeable, except for a Global note of the same aggregate denomination to be registered in the name of the Depository or its nominee.

Same Day Payment

        The Indenture will require that payments in respect of notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the holders thereof.

Change of Control

        Upon the occurrence of any of the following events (each a "Change of Control") each holder shall have the right to require that we repurchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

  (1)
  any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a Person held by any other Person (the "parent entity"), if such other person is the beneficial owner (as defined above in this clause (1)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity;

  (2)
  individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

  (3)
  the adoption of a plan relating to the liquidation or dissolution of the Company; or

  (4)
  the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by the Permitted Holders), other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the notes and a Subsidiary of the transferor of such assets.

        Within 30 days following any Change of Control, we will mail a notice to each holder with a copy to the Trustee (the "Change of Control Offer") stating:

  (1)
  that a Change of Control has occurred and that such holder has the right to require us to purchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

  (2)
  the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

  (3)
  the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  (4)
  the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

        The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under " — Certain Covenants — Limitation on Indebtedness," " — Limitation on Liens" and " — Limitation on Sale/Leaseback Transactions." These restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

        Our Credit Agreement currently prohibits purchasing the notes without our lender's consent. In the event a Change of Control occurs at a time when we are prohibited from purchasing notes, we may seek the consent of our lenders to the purchase of notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to offer to purchase notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of the notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Company to make an offer to repurchase the notes as described above.

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Certain Covenants

        The Indenture contains covenants, including, among others, the following:

Limitation on Indebtedness

        (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2.0 to 1.0.

        (b) Notwithstanding the foregoing paragraph (a), the Company and the Subsidiary Guarantors will be entitled to Incur any or all of the following Indebtedness:

  (1)
  Indebtedness Incurred by the Company and the Subsidiary Guarantors pursuant to the Credit Agreement; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (i) $60.0 million or (ii) the sum of (x) 80% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries on a consolidated basis and (y) 70% of the book value of the inventory of the Company and its Restricted Subsidiaries on a consolidated basis;
  (2)
  Indebtedness of the Company or a Subsidiary Guarantor owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;
  (3)
  the notes (other than any additional notes) and any Subsidiary Guaranty thereof;

  (4)
  any Indebtedness outstanding on the Issue Date after giving effect to the use of proceeds described under "Use of Proceeds" (other than Indebtedness described in clause (1), (2) or (3) of this covenant);
  (5)
  Indebtedness of a Subsidiary Guarantor Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that if all such Indebtedness Incurred under this clause (5) in the aggregate exceeds $10.0 million at any one time outstanding, then on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;
  (6)
  Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;
  (7)
  Hedging Obligations consisting of Interest Rate Agreements and Currency Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture;
  (8)
  obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;
  (9)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;
  (10)
  Indebtedness consisting of any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to this paragraph (b);
  (11)
  Purchase Money Indebtedness and Capital Lease Obligations Incurred by the Company or a Subsidiary Guarantor to acquire property in the ordinary course of business and which do not in the aggregate exceed $10.0 million at any time outstanding;
  (12)
  Indebtedness arising from agreements of the Company or a Subsidiary Guarantor providing for the indemnification, adjustment or holdback of purchase price or other similar obligations, in each case, Incurred in connection with the disposition of any assets of the Company or a Subsidiary Guarantor, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary Guarantors in connection with the disposition;
  (13)
  The existing 12 5/8% Senior Unsecured Exchange Notes Due 2005 and subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends.
  (14)
  Indebtedness of the Company or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a)) does not exceed $10.0 million.

        (c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

        (d) For purposes of determining compliance with this covenant:

  (1)
  any indebtedness remaining outstanding under the Credit Agreement after the application of the net proceeds from the sale of the notes and the concurrent sale of common stock will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;
  (2)
  in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses; and
  (3)
  the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

        The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, however, that the amount thereof is included in Consolidated Interest Expense of the Company and its consolidated Restricted Subsidiaries as accrued.

Limitation on Restricted Payments

        (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

  (1)
  a Default shall have occurred and be continuing (or would result therefrom);
  (2)
  the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "  —  Certain Covenants  —  Limitation on Indebtedness;" or
  (3)
  the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):
  (A)
  50% of the Consolidated Net Income accrued during the period (treated as one accounting period), from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus
  (B)
  100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock), subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees), and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus
  (C)
  the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock), of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

    (D)
    an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

        (b) The preceding provisions will not prohibit:

  (1)
  any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees), or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments pursuant to paragraph (a) above and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;
  (2)
  any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "  —  Certain Covenants  —  Limitation on Indebtedness;" provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments pursuant to paragraph (a) above;
  (3)
  dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided, further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments pursuant to paragraph (a) above;
  (4)
  the prepayment, concurrently with the offering contemplated by this prospectus, of the subordinated notes issued to former holders of shares of our Series A Preferred Stock in lieu of accrued and unpaid dividends, in accordance with the terms thereof in an aggregate amount not to exceed $3.0 million; and the redemption or purchase, concurrently with the offering contemplated by this prospectus, of the Company's Series A Preferred Stock and Series C Preferred Stock, including payment of accrued dividends thereon in an aggregate amount not to exceed $35.0 million, in each case, as described under "Use of Proceeds;"

    provided that such prepayment, redemption or purchase shall be excluded from the calculation of the amount of Restricted Payments pursuant to paragraph (a) above;

  (5)
  the repurchase of Capital Stock of the Company pursuant to any stock option plan or agreement, employee benefit plan or employment agreement of the Company in effect as of the Issue Date or as may be adopted by the Company's Board of Directors in an aggregate amount not to exceed $5.0 million, so long as no Default shall have occurred and be continuing (or result therefrom) provided that such repurchases shall be included in the calculation of the amount of Restricted Payments pursuant to paragraph (a) above, other than repurchases pursuant to an employee stock ownership plan which shall be excluded from such calculation; and
  (6)
  other Restricted Payments in an aggregate amount not to exceed $10.0 million; provided, however, that at the time of such Restricted Payments, no Default shall have occurred and be continuing (or result therefrom) and such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments pursuant to paragraph (a) above.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

  (1)
  with respect to clauses (a), (b) and (c),
  (i)
  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;
  (ii)
  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;
  (iii)
  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;
  (iv)
  any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;
  (v)
  any encumbrance or restriction existing under or by reason of applicable law;
  (vi)
  any encumbrance or restriction imposed pursuant to an agreement entered into for the sale or disposition of assets permitted by the covenant under "  —  Certain Covenants  —  Limitation on Sales of Assets and Subsidiary Stock;" provided, however, that such encumbrance or restriction only applies to the assets that are the subject of such agreement; and

  (2)
  with respect to clause (c) only,
  (i)
  any encumbrance or restriction consisting of customary nonassignment or no subletting provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; and
  (ii)
  any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages.

Limitation on Sales of Assets and Subsidiary Stock

        (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

  (1)
  the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration) as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;
  (2)
  at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and
  (3)
  an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be),
  (A)
  first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company) or an Affiliate of the Company, within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;
  (B)
  second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and
  (C)
  third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the notes (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture, provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

        Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness, if any.

        For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

  (1)
  the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and
  (2)
  securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

        (b) In the event of an Asset Disposition that requires the purchase of notes (and other Senior Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase notes tendered pursuant to an offer by the Company for the notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase notes (and other Senior Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

        (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

        In the event of an Asset Disposition that requires the purchase of notes pursuant to clause (a)(3)(C) above, at a time when we are prohibited from purchasing notes, we may seek the consent of our lenders to the purchase of notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to offer to purchase notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

Limitation on Affiliate Transactions

        (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

  (1)
  the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;
  (2)
  if such Affiliate Transaction involves an amount in excess of $2.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

  (3)
  if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

        (b) The provisions of the preceding paragraph (a) will not prohibit:

  (1)
  any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "  —  Certain Covenants  —  Limitation on Restricted Payments;"
  (2)
  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;
  (3)
  loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;
  (4)
  the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;
  (5)
  any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;
  (6)
  the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;
  (7)
  professional services provided by Pepper Hamilton LLP for which reasonable and customary fees are paid;
  (8)
  reasonable and customary indemnification of any officer, director or employee of the Company or any Subsidiary in the ordinary course of business; and
  (9)
  any payment to holders of all outstanding shares or principal amount of a series of the Company's outstanding Capital Stock or Indebtedness in respect of which all holders of such Capital Stock or Indebtedness are treated equally.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

        The Company:

  (1)
  will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary); and
  (2)
  will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless
  (A)
  immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or
  (B)
  immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the

      Company and such Investment would be permitted to be made under the covenant described under "  —  Certain Covenants  —  Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition.

Limitation on Liens

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Limitation on Sale/Leaseback Transactions

        The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Subsidiary would be entitled to (A) incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "  —  Certain Covenants  —  Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under "  —  Certain Covenants  —  Limitation on Liens," (ii) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined by the Board of Directors) of such property and (iii) the Company applies the proceeds of such transaction in compliance with the covenant described under "  —  Certain Covenants  —  Limitation on Sales of Assets and Subsidiary Stock."

Merger and Consolidation

        The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to any Person, unless:

  (1)
  the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture;
  (2)
  immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;
  (3)
  immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "  —  Certain Covenants  —  Limitation on Indebtedness;"
  (4)
  immediately after giving pro forma effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and
  (5)
  the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, provided, however, that clauses (3) and (4) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or another Restricted Subsidiary or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

        The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

  (1)
  except in the case of a Subsidiary Guarantor that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets, if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under "  —  Certain Covenants  —  Limitation on Sales of Assets and Subsidiary Stock" in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty;
  (2)
  immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and
  (3)
  the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Additional Subsidiary Guarantees

        If the Company or any of its Restricted Subsidiaries acquires, creates or designates another domestic Restricted Subsidiary, then such newly acquired, created or designated Restricted Subsidiary shall, within 30 days after the date of its acquisition, creation or designation, execute and deliver to the Trustee a Guaranty Agreement in form reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally guarantee all of the Company's obligations under the notes and the Indenture on the terms set forth in the Indenture. Thereafter, such Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

SEC Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (to the extent that the SEC will accept such filing) and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections.

        At any time that any of the Company's Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Defaults

        Each of the following is an Event of Default:

  (1)
  a default in the payment of interest on the notes when due, continued for 30 days;
  (2)
  a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;
  (3)
  the failure by the Company to comply with its obligations under "  —  Certain Covenants  —  Merger and Consolidation" above;
  (4)
  the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "  —  Change of Control" (other than a failure to purchase notes) or under "  —  Certain Covenants  —  Limitation on Indebtedness," "  —  Limitation on Restricted Payments," "  —  Limitation on Restrictions on Distributions from Restricted Subsidiaries," "  —  Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase notes), "  —  Limitation on Affiliate Transactions," "  —  Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," "  —  Limitation on Liens,"
  "  —  Limitation on Sale/Leaseback Transactions," "  —  Additional Subsidiary Guarantees," or "  —  SEC Reports;"
  (5)
  the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;
  (6)
  Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision");
  (7)
  certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or any Significant Subsidiary (the "bankruptcy provisions");
  (8)
  a judgment or order is rendered against the Company, a Subsidiary Guarantor or any Significant Subsidiary, which requires the payment in money by the Company, a Subsidiary Guarantor or any Significant Subsidiary either individually or in the aggregate, of an amount (to the extent not covered by insurance) in excess of $10.0 million and such judgment or order remains unsatisfied, undischarged, unvacated, unbonded and unstayed for 60 days (the "judgment default provision"); or
  (9)
  a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

        If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the notes unless:

  (1)
  such holder has previously given the Trustee notice that an Event of Default is continuing;
  (2)
  holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;
  (3)
  such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;
  (4)
  the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and
  (5)
  holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

        If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

        Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or non-compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

  (1)
  reduce the amount of notes whose holders must consent to an amendment;
  (2)
  reduce the rate of or extend the time for payment of interest on any note;
  (3)
  reduce the principal of or extend the Stated Maturity of any note;
  (4)
  reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed as described under " — Optional Redemption" above;
  (5)
  make any note payable in money other than that stated in the note;
  (6)
  impair the right of any holder of the notes to receive payment of principal of and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes;
  (7)
  make any change in the amendment provisions which require each holder's consent or in the waiver provisions;
  (8)
  make any change in the ranking or priority of any note that would adversely affect the Noteholders; or
  (9)
  make any change in any Subsidiary Guaranty that would adversely affect the noteholders.

        Notwithstanding the preceding, without the consent of any holder of the notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

  (1)
  to cure any ambiguity, omission, defect or inconsistency;
  (2)
  to provide for the assumption by a successor corporation of the obligations of the Company and the Subsidiary Guarantors under the Indenture;
  (3)
  to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);
  (4)
  to add guarantees with respect to the notes, including any Subsidiary Guaranties, or to secure the notes;
  (5)
  to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;
  (6)
  to make any change that does not adversely affect the rights of any holder of the notes; or
  (7)
  to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

        The consent of the holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

        The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

        At any time, we may terminate all our obligations under the notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

        In addition, at any time we may terminate our obligations under "  —  Change of Control" and under the covenants described under "  —  Certain Covenants" (other than the covenant described under "  —  Certain Covenants  —  Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and Subsidiary Guarantors and the judgment default provision described under "  —  Defaults" above and the limitations contained in clauses (3) and (4) of the first paragraph under "  —  Certain Covenants  —  Merger and Consolidation" above ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors) or (8) of the first paragraph under "  —  Defaults" above or because of the failure of the Company to comply with clause (3) or (4) of the first paragraph under "  —  Certain Covenants  —  Merger and Consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to the its Subsidiary Guaranty.

        In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

        J.P. Morgan Trust Company, National Association, is to be the Trustee under the Indenture. We have appointed the Trustee as Registrar and Paying Agent with regard to the notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the notes, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

        The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

        "Additional Assets" means:

  (1)
  any property, plant or equipment used in a Related Business;

  (2)
  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

  (3)
  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under " — Certain Covenants — Limitation on Restricted Payments," " —Certain Covenants — Limitation on Affiliate Transactions" and " — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1)
  any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

  (2)
  all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

  (3)
  any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3) above,

    (A)
    a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

    (B)
    for purposes of the covenant described under " — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock" only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under " — Certain Covenants — Limitation on Restricted Payments" or a Permitted Investment and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under " — Certain Covenants — Merger and Consolidation;" and

    (C)
    a disposition of assets with a fair market value of less than $2.0 million.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

  (1)
  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

  (2)
  the sum of all such payments.

        "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, units, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Consolidated Coverage Ratio" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of (i) the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination or (ii) if quarterly information is included in the reports filed or delivered pursuant to the covenant described under "— SEC Reports," the most recent four consecutive fiscal quarters, to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

  (1)
  if the Company or any Restricted Subsidiary has Incurred any Indebtedness, or issued any Preferred Stock, since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or an issuance of Preferred Stock, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness, or such Preferred Stock, as if such Indebtedness had been Incurred, or such Preferred Stock had been issued, on the first day of such period;

  (2)
  if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness, or repaid or redeemed any Preferred Stock, since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any credit facility unless such Indebtedness has been permanently repaid and has not been replaced), or if any Preferred Stock is to be repaid or redeemed, on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge or redemption had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, or redeem such Preferred Stock;

  (3)
  if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the

    Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

  (4)
  if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

  (5)
  if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

        "Consolidated Current Liabilities" as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating:

  (1)
  all intercompany items between the Company and any Restricted Subsidiary; and

  (2)
  all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

  (1)
  interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

  (2)
  amortization of debt discount and debt issuance cost;

  (3)
  capitalized interest;

  (4)
  non-cash interest expense;

  (5)
  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

  (6)
  net payments pursuant to Hedging Obligations;

  (7)
  Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the Chief Financial Officer of the Company in good faith);

  (8)
  interest incurred in connection with Investments in discontinued operations;

  (9)
  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

  (10)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

        "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries as determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

  (1)
  any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

  (A)
  subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

  (B)
  the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

  (2)
  any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

  (3)
  any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

  (A)
  subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

  (B)
  the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (4)
  any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

  (5)
  extraordinary gains or losses; and

  (6)
  the cumulative effect of a change in accounting principles.

        Notwithstanding the foregoing, for the purposes of the covenant described under " — Certain Covenants — Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

        "Consolidated Net Tangible Assets" as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

  (1)
  minority interests in consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

  (2)
  excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

  (3)
  any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

  (4)
  unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

  (5)
  treasury stock;

  (6)
  cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

  (7)
  Investments in and assets of Unrestricted Subsidiaries.

        "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

  (1)
  the par or stated value of all outstanding Capital Stock of the Company; plus

  (2)
  paid-in capital or capital surplus relating to such Capital Stock; plus

  (3)
  any retained earnings or earned surplus;

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

        "Credit Agreement" means the Loan and Security Agreement, dated as of April 24, 1998, by and among the Company, Cave Springs, Inc., Fleet Capital Corporation, as lender, together with the related documents thereto (including the revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

        "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

  (3)
  is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the notes shall not constitute Disqualified Stock if:

  (1)
  the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under " — Change of Control" and " — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock;" and

  (2)
  any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

        The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

        "EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

  (1)
  all income tax expense of the Company and its consolidated Restricted Subsidiaries;

  (2)
  Consolidated Interest Expense;

  (3)
  depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period); and

  (4)
  all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interest) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

        "Existing notes" means the Company's 12 5/8% Senior Notes Due 2005 issued under an indenture dated as of August 1, 1995 among the Company, the guarantors named therein and J.P. Morgan Trust Company, National Association, as successor trustee.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

  (1)
  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

  (2)
  statements and pronouncements of the Financial Accounting Standards Board;

  (3)
  such other statements by such other entity as approved by a significant segment of the accounting profession; and

  (4)
  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

  (2)
  entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the notes on the terms provided for in the Indenture.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

        "Holder" or "Noteholder" means the Person in whose name a note is registered on the Registrar's books.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with " — Certain Covenants — Limitation on Indebtedness," the following will not be deemed to be the Incurrence of Indebtedness:

  (1)
  amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

  (2)
  the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

  (3)
  the obligation to pay a premium in respect of indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

  (2)
  all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

  (3)
  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

  (4)
  all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

  (5)
  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Capital Stock of such Person or any Subsidiary of such Person or that are determined by the value of such Capital Stock, the principal amount of such Capital Stock to be determined in accordance with the Indenture;

  (6)
  all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

  (7)
  all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

  (8)
  to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

        "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

        "Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under " — Certain Covenants — Limitation on Restricted Payments:"

  (1)
  "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

        "Issue Date" means the date on which the notes are originally issued.

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

  (1)
  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2)
  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

  (4)
  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

        "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Permitted Holders" means Ms. Rebecca Matthias and Mr. Dan Matthias.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

  (1)
  the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

  (2)
  another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

  (3)
  cash and Temporary Cash Investments;

  (4)
  receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (6)
  loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or such Restricted Subsidiary, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

  (7)
  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

  (8)
  any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under " — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock;"

  (9)
  any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; and

  (10)
  any person engaged principally in a Related Business prior to such Investment if (i) at the time of such Investment and after giving pro forma effect thereto, the Company is entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under " — Certain Covenants — Limitation on Indebtedness" and (ii) the aggregate amount of all Investments made pursuant to this clause (10) does not exceed $10.0 million; provided that Investments of up to $5.0 million in the aggregate shall be permitted under this clause (10) without regard to the requirements of clause (i) of this clause (10).

        "Permitted Liens" means, with respect to any Person:

  (1)
  pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

  (2)
  Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

  (3)
  Liens for taxes, assessments and governmental charges not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

  (4)
  Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

  (5)
  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (6)
  Liens to secure Indebtedness permitted under the provisions described in clause (b)(1) under " — Certain Covenants — Limitation on Indebtedness;"

  (7)
  Liens existing on the Issue Date;

  (8)
  Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries;

  (9)
  Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries;

  (10)
  Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

  (11)
  Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

  (12)
  Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that (i) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, the cost of the acquisition, construction, repairs, improvements or additions that are the subject of the Purchase Money Indebtedness and (ii) such Lien is limited in the manner described in the definition of Purchase Money Indebtedness;

  (13)
  Liens securing Capital Lease Obligations, provided, however, that such Lien does not extend to any property other than that subject to the underlying lease;

  (14)
  Liens in favor of landlords contained in leases and subleases of real property granted by the Company or any Restricted Subsidiary on inventory or fixtures located on the leased real property; provided, however, that such Liens are in the ordinary course of business consistent with past practice, are on terms customary for leases of such type and do not materially impair the use of the liened property in the operation of the business of the Company or the Restricted Subsidiary;

  (15)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

  (16)
  Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8), (9), (12) and (13); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8), (9), (12) and (13) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (8), (9), (12) or (13) above to the extent such Lien applies to any additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under " — Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock."

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "principal" of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

        "Public Equity Offering" means an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act, other than the public offering of 1,100,000 shares of the Company's common stock being conducted concurrently with the offering of the Notes pursuant to this prospectus.

        "Purchase Money Indebtedness" means any Indebtedness incurred by the Company or a Subsidiary Guarantor to finance the acquisition, construction of or repairs, improvements or additions to property or equipment, the principal amount of which Indebtedness does not exceed 100% of such cost and the maturity of which Indebtedness does not exceed the useful life of the property or equipment being financed; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset(s) being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset(s) is attached; and provided further, however, that such Indebtedness is Incurred within 180 days after such acquisition by the Company or Subsidiary Guarantor.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

  (1)
  such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

  (2)
  such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

  (3)
  such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

and provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "Related Business" means any business in which the Company was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Company in which the Company was engaged on the Issue Date.

        "Restricted Payment" with respect to any Person means:

  (1)
  the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

  (2)
  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

  (3)
  the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

  (4)
  the making of any Investment (other than a Permitted Investment) in any Person.

        "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

        "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Senior Indebtedness" means with respect to any Person:

  (1)
  Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

  (2)
  all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above;

unless, in the case of clauses (1) and (2) above, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

  (1)
  any obligation of such Person to any Subsidiary;

  (2)
  any liability for Federal, state, local or other taxes owed or owing by such Person;

  (3)
  any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

  (4)
  any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

  (5)
  that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

  (1)
  such Person;

  (2)
  such Person and one or more Subsidiaries of such Person; or

  (3)
  one or more Subsidiaries of such Person.

        "Subsidiary Guarantor" means Cave Springs, Inc., eSpeciality Brands, LLC, Dan Howard Industries, Inc. and Mother's Stores, Inc. and each other Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the notes pursuant to the terms of the Indenture.

        "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the notes.

        "Temporary Cash Investments" means any of the following:

  (1)
  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

  (2)
  investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

  (4)
  investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of any state of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group; and

  (5)
  investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.

        "Trustee" means J.P. Morgan Trust Company, National Association, until a successor replaces it and, thereafter, means the successor.

        "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "U. S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

  (2)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under " — Certain Covenants — Limitation on Restricted Payments."

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under " —

Certain Covenants — Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests or limited liability company units) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of the notes to beneficial owners of the notes that are "U.S. holders," as defined below, and the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of the notes to beneficial owners of the notes that are "non-U.S. holders," as defined below. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis.

        This discussion applies only to initial beneficial owners that purchase the notes upon original issuance at the initial offering price set forth on the cover of this prospectus, and is limited to initial beneficial owners that hold the notes as capital assets (generally, property held for investment). Moreover, this discussion does not address all of the U.S. federal tax consequences that may be important to particular beneficial owners in light of their personal circumstances, or to certain types of beneficial owners. Such beneficial owners may include, for example, banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities, certain former citizens or former long-term residents of the United States, partnerships or other entities classified as partnerships or flow-through entities for U.S. federal income tax purposes, certain trusts, hybrid entities, persons holding the notes as part of a "hedging" or "conversion transaction," a "straddle," or other risk reduction transaction for U.S. federal income tax purposes, or U.S. holders that have a functional currency other than the U.S. dollar.

        This discussion does not address the tax consequences to non-U.S. holders that are subject to U.S. federal income tax on a net basis on income realized with respect to a note because such income is effectively connected with the conduct of a U.S. trade or business. Such holders are generally taxed in a similar manner to U.S. holders; however, certain special rules apply. In addition, this discussion does not include any description of the tax laws of any state, local or foreign government that may be applicable to a particular beneficial owner.

        As used herein, the term "U.S. holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes,

  (1)
  an individual who is a citizen or resident of the United States,

  (2)
  a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia, or

  (3)
  an estate or trust described in section 7701(a)(30) of the Code.

        The term "non-U.S. holder" means a beneficial owner of a note that is not a U.S. holder.

        If a partnership is the beneficial owner of a note, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of notes that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal tax consequences of the acquisition, ownership, and disposition of the notes.

        Prospective purchasers are urged to consult their own tax advisors as to the particular U.S. federal income and other tax consequences to them of the acquisition, ownership, and disposition of the notes, as well as the tax consequences under state, local, and foreign tax laws, and the possible effects of changes in tax laws.

U.S. Federal Income Taxation of U.S. Holders

Payments of Interest

        In general, interest on a note will be taxable to a U.S. holder as ordinary income at the time it accrues, or is actually or constructively received, in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between

  (1)
  the sum of cash plus the fair market value of all other property received on such disposition, except to the extent such cash or property is attributable to accrued but unpaid interest (which will be treated as described under " — U.S. Federal Income Taxation of U.S. Holders — Payments of Interest" above), and

  (2)
  such U.S. holder's adjusted tax basis in the note.

        Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

        In general, a U.S. holder will be subject to U.S. federal backup withholding tax at the applicable rate (currently 30%) with respect to interest, principal, or premium, if any, paid on a note, and the proceeds from the sale, exchange, redemption, or other disposition of a note, if the U.S. holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. In addition, such payments of interest, principal, or premium to, and the proceeds of a sale, redemption, or other disposition by, a U.S. holder that is not an exempt entity will generally be subject to information reporting requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such U.S. holder's U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided the required information is furnished to the IRS.

U.S. Federal Income Taxation of Non-U.S. Holders

Payments of Interest

        In general, payments of interest on the notes to a non-U.S. holder that is not engaged in a business in the U.S. will not be subject to U.S. federal income tax provided that,

  (1)
  the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

  (2)
  the non-U.S. holder is not a controlled foreign corporation that is related to us, actually or by attribution, through stock ownership, and

  (3)
  either

  (a)
  the non-U.S. holder certifies under penalties of perjury on IRS form W-8BEN or a suitable substitute form that it is not a "U.S. person," as defined in the code, and provides its name and address, or

  (b)
  a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. holder certifies under penalties of perjury that such a statement has been received from the non-U.S. holder and furnishes a copy to us.

        A non-U.S. holder may also be entitled to the benefits of an income tax treaty under which interest on the notes is subject to a reduced rate of withholding tax or is exempt from U.S. withholding tax, provided a properly executed IRS form W-8BEN claiming the exemption is furnished to us.

Sale, Exchange or Retirement of the Notes

        A non-U.S. holder that is not engaged in business in the U.S. generally will not be subject to U.S. federal income tax or any withholding thereof except as described below under " — Backup Withholding and Information Reporting" on gain realized on the sale, exchange, redemption, retirement at maturity, or other disposition of a note unless the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each non-U.S. holder the amount of interest paid to that holder and the tax withheld from those payments of interest. Copies of those information returns may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        A non-U.S. holder may be subject to additional information reporting or to backup withholding at the applicable rate (currently 30%) on these payments unless the certifications described in clause (3) under " — U.S. Federal Income Taxation of Non-U.S. Holders — Payments of Interest" above are received. The amount of any backup withholding paid to the IRS on behalf of a non-U.S. holder from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder's U.S. federal income tax liability (if any) and may entitle the non-U.S. holder to a refund, provided the required information is furnished to the IRS.

        Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

Estate Tax

        Notes held at the time of death, or previously transferred subject to certain retained rights or powers, by an individual who at the time of death is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) will not be included in such holder's gross estate for U.S. federal estate tax purposes, provided that

  (1)
  the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, and

  (2)
  the income on the notes is not effectively connected with the holder's conduct of a U.S. trade or business.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated July 31, 2002, we have agreed to sell to Credit Suisse First Boston Corporation and Fleet Securities, Inc. all of the principal amount of the notes.

Underwriter	Principal Amount
Credit Suisse First Boston Corporation	$100,000,000
Fleet Securities, Inc.	25,000,000

Total	$125,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase from us all of the notes. The underwriting agreement also provides that if an underwriter defaults, the offering of notes may be terminated.

        We estimate that our out of pocket expenses for this offering will be approximately $556,500.

        The notes are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for the notes. However, the underwriters are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given that a liquid trading market will develop or, if developed, that it will be maintained.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional notes or securities convertible into or exchangeable or exercisable for any notes, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the notes, whether any such aforementioned transaction is to be settled by delivery of the notes or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

        Fleet Capital Corporation, an affiliate of Fleet Securities, Inc., is a lender under our existing credit facility and will receive repayments of amounts owed to them under the credit facility from the net proceeds of this offering and the concurrent equity offering as described in "Use of Proceeds."

        In connection with the offering, the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short portion is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

        By purchasing the notes in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received, that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

        We are in compliance with the terms of the indebtedness owed by us to Fleet Capital Corporation, an affiliate of Fleet Securities, Inc. The decision of Fleet Securities, Inc. to distribute the notes was not influenced by its affiliate that is a lender to us and such affiliate had no involvement in determining whether or when to distribute the notes under this offering or the terms of this offering. Fleet Securities, Inc. will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.

LEGAL MATTERS

        Pepper Hamilton LLP will pass upon the validity of the notes being offered hereby for us. Certain matters relating to the notes will be passed upon for the underwriter by Dewey Ballantine LLP, New York, New York.

        One of our directors and the Chairman of our Audit Committee, Elam M. Hitchner, III, is a partner in the law firm of Pepper Hamilton LLP and, as of the date of this prospectus, owns 40,500 common shares and holds options to purchase 18,000 shares that are presently exercisable. Mr. Hitchner is a selling stockholder in the concurrent equity offering.

EXPERTS

        The consolidated financial statements of Mothers Work and its subsidiary as of September 30, 2001 and 2000, and for each of the years in the two-year period ended September 30, 2001 have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Mothers Work and its subsidiary for the year ended September 30, 1999 included and incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, our former independent auditors, as stated in their report, which is included and incorporated by reference herein. Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, it may be more difficult for you to seek remedies against Arthur Andersen LLP and your ability to obtain relief against Arthur Andersen LLP may be impaired. On June 4, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and on June 6, 2002, we engaged KPMG LLP as our independent public accountants.

        The financial statements of eSpeciality Brands, LLC and subsidiaries, as of January 27, 2001 and for the period ended January 27, 2001 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 233 Broadway, New York, NY 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the SEC:

  •
  Our Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 2001;

  •
  Our Proxy Statement on Schedule 14A filed on December 20, 2001;

  •
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001;

  •
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002;

  •
  Our Current Report on Form 8-K dated October 17, 2001 and filed on November 1, 2001;

  •
  Amendment No. 1 to our Current Report on Form 8-K dated October 17, 2001 and filed on December 31, 2001;

  •
  Our Current Report on Form 8-K dated June 4, 2002 and filed on June 5, 2002;

  •
  Our Current Report on Form 8-K dated June 4, 2002 and filed on June 6, 2002;

  •
  Our Current Report on Form 8-K dated July 11, 2002 and filed on July 11, 2002;

  •
  Our Current Report on Form 8-K dated July 15, 2002 and filed on July 16, 2002;

  •
  Our Current Report on Form 8-K dated July 24, 2002 and filed on July 26, 2002;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed on February 4, 1993, as amended, under Section 12(g) of the Exchange Act; and

  •
  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and before the termination of this offering (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC).

        Any statement contained in a document that is incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or replaces such statement. Any statement so modified or superseded shall not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Mothers Work, Inc., 456 North Fifth Street, Philadelphia, Pennsylvania 19123, telephone (215) 873-2200.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MOTHERS WORK, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mothers Work, Inc.;

        We have audited the accompanying consolidated balance sheets of Mothers Work, Inc. and subsidiary as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mothers Work, Inc. and subsidiary as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

Philadelphia, Pennsylvania
July 2, 2002

        THE FOLLOWING REPORT OF ARTHUR ANDERSEN LLP IS A COPY OF A PREVIOUSLY ISSUED REPORT THAT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THE REPORT OF KPMG LLP INCLUDED IN THIS PROSPECTUS RELATES TO EACH OF THE YEARS IN THE TWO-YEAR PERIOD ENDED SEPTEMBER 30, 2001. CONSEQUENTLY, FOR THE PURPOSES OF THIS PROSPECTUS, THE FOLLOWING REPORT OF ARTHUR ANDERSEN LLP, WHICH IS THE MOST RECENTLY ISSUED REPORT, RELATES ONLY TO THE YEAR ENDED SEPTEMBER 30, 1999.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Mothers Work, Inc.:

        We have audited the accompanying consolidated balance sheets of Mothers Work, Inc. (a Delaware corporation) and subsidiary as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mothers Work, Inc. and subsidiary as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

                      ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
November 2, 2001

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	September 30,
	2001	2000
ASSETS
Current Assets
Cash and cash equivalents	$10,358	$3,076
Trade receivables	4,726	3,833
Inventories	73,090	75,747
Deferred income taxes	2,278	3,851
Prepaid expenses and other current assets	4,404	3,040

Total current assets	94,856	89,547
Property, Plant and Equipment, net	46,025	44,260
Other Assets
Goodwill, net of accumulated amortization of $14,355 and $12,300	29,886	32,093
Deferred financing costs, net of accumulated amortization of $2,788 and $2,289	1,640	2,139
Other intangible assets, net of accumulated amortization of $1,952 and $2,144	1,295	1,045
Deferred income taxes	10,858	9,821
Other non-current assets	617	681

Total other assets	44,296	45,779

	$185,177	$179,586

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Line of credit	$32,229	$30,548
Current portion of long-term debt	434	543
Accounts payable	13,244	15,445
Accrued expenses and other current liabilities	16,440	13,327

Total current liabilities	62,347	59,863
Long-Term Debt	96,179	96,088
Accrued Dividends on Preferred Stock	7,055	6,037
Deferred Rent	4,855	4,848
Commitments and Contingencies (Note 11)
Stockholders' Equity
Preferred stock, 2,000,000 shares authorized
Series A cumulative convertible preferred stock, $.01 par value, $280.4878 stated value, 41,000 shares authorized and issued, 38,409 and 41,000 shares outstanding, respectively (liquidation value of $17,828 and $17,537, respectively)	10,773	11,500
Series B junior participating preferred stock, $.01 par value, 10,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 10,000,000 shares authorized, 3,480,122 and 3,451,770 shares issued and outstanding, respectively	35	34
Additional paid-in-capital	26,949	26,203
Accumulated deficit	(23,016)	(24,987)

Total stockholders' equity	14,741	12,750

	$185,177	$179,586

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended September 30,
	2001	2000	1999
Net sales	$388,306	$366,283	$299,735
Cost of goods sold	194,320	183,300	150,402

Gross profit	193,986	182,983	149,333
Selling, general and administrative expenses	172,795	157,809	127,390

Operating income	21,191	25,174	21,943
Interest expense	(14,867)	(15,877)	(15,132)
Other income	594	—	—

Income before income taxes	6,918	9,297	6,811
Income tax provision	3,456	4,249	3,424

Net income	3,462	5,048	3,387
Dividends on preferred stock	1,491	1,389	1,251

Net income available to common stockholders	$1,971	$3,659	$2,136

Income per share — Basic	$0.57	$1.06	$0.60

Average shares outstanding — Basic	3,456	3,443	3,538

Income per share — Diluted	$0.55	$1.01	$0.57

Average shares outstanding — Diluted	3,605	3,641	3,754

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Series A Cumulative Convertible Preferred Stock	Common Stock
		Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance September 30, 1998	$11,500	3,598	$36	$27,996	$(30,782)	$8,750
Exercise of stock options	—	35	—	209	—	209
Purchase and retirement of common stock	—	(187)	(2)	(2,025)	—	(2,027)
Preferred stock dividends	—	—	—	—	(1,251)	(1,251)
Net income	—	—	—	—	3,387	3,387

Balance September 30, 1999	11,500	3,446	34	26,180	(28,646)	9,068
Exercise of stock options	—	24	—	202	—	202
Purchase and retirement of common stock	—	(18)	—	(179)	—	(179)
Preferred stock dividends	—	—	—	—	(1,389)	(1,389)
Net income	—	—	—	—	5,048	5,048

Balance September 30, 2000	11,500	3,452	34	26,203	(24,987)	12,750
Exercise of stock options	—	2	—	20	—	20
Preferred stock conversions	(727)	26	1	726	—	—
Preferred stock dividends	—	—	—	—	(1,491)	(1,491)
Net income	—	—	—	—	3,462	3,462

Balance September 30, 2001	$10,773	3,480	$35	$26,949	$(23,016)	$14,741

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended September 30,
	2001	2000	1999
Cash Flows from Operating Activities
Net income	$3,462	$5,048	$3,387
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,915	11,951	10,516
Accretion of discount on Notes	194	173	150
Deferred taxes	536	4,136	957
Amortization of deferred financing costs	499	481	498
Provision for deferred rent	7	556	473
Loss on impairment of long-lived assets	64	—	—
Changes in assets and liabilities:
Decrease (increase) in —
Receivables	(893)	(1,263)	406
Inventories	2,657	(793)	(13,277)
Prepaid expenses and other assets	(1,300)	28	3,814
Increase (decrease) in —
Accounts payable, accrued expenses and other current liabilities	2,366	(1,694)	(6,496)

Net cash provided by operating activities	19,507	18,623	428

Cash Flows from Investing Activities
Capital expenditures	(12,212)	(13,619)	(10,087)
Disposal of fixed assets	639	—	—
Purchase of intangible assets	(554)	(209)	(219)

Net cash used in investing activities	(12,127)	(13,828)	(10,306)

Cash Flows from Financing Activities
Increase (decrease) in line of credit and cash overdrafts, net	425	(2,173)	9,591
Repurchase of common stock	—	(179)	(2,026)
Repayment of long-term debt	(543)	(709)	(379)
Proceeds from exercise of options	20	202	209

Net cash (used in) provided by financing activities	(98)	(2,859)	7,395

Net Increase (Decrease) in Cash and Cash Equivalents	7,282	1,936	(2,483)
Cash and Cash Equivalents, Beginning of Year	3,076	1,140	3,623

Cash and Cash Equivalents, End of Year	$10,358	$3,076	$1,140

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

        Mothers Work, Inc., incorporated in Delaware in 1982, is a specialty retailer and manufacturer of maternity clothing. The Company operated 771 retail store locations at September 30, 2001, including 132 leased departments, throughout the United States.

  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Mothers Work, Inc. and its wholly-owned subsidiary, Cave Springs, Inc. (collectively "Mothers Work" or the "Company"), as of September 30, 2001. All significant intercompany transactions and accounts have been eliminated in consolidation.

        On October 17, 2001, the Company completed the acquisition of eSpecialty Brands, LLC ("iMaternity") (see Note 12).

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and cash in the bank. Cash overdrafts of $2,426,000 and $3,682,000 are included in accounts payable at September 30, 2001 and 2000, respectively. The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents.

        The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant credit risks on its cash accounts.

  Inventories

        Inventories are valued at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. Inventories manufactured by the Company include the cost of materials, freight, direct labor, manufacturing and distribution overhead.

  Advertising Costs

        The Company expenses the costs of advertising when the advertising occurs, except for the costs associated with catalogs and brochures. The production costs for catalogs and brochures are deferred and amortized over a three to six month period corresponding to the expected period in which these items will be mailed. Advertising and catalog expenses were $7,212,000, $6,953,000 and $6,479,000 in fiscal 2001, 2000 and 1999, respectively.

  Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from five to ten years for furniture and equipment and forty years for the building. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are expensed as incurred except for the capitalization of major renewals and betterments that extend the life of the asset. Long-lived assets are reviewed for impairment whenever adverse events or changes in circumstances or business climate indicate that the carrying value may not be recoverable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows. If the associated undiscounted cash flows are insufficient to support the recorded asset, an impairment is recognized to reduce the carrying value of the asset. The amount of the impairment loss is determined by comparing the discounted expected future cash flows with the carrying value. At September 30, 2001, management believes that no reductions to the remaining useful lives or additional write-downs of long-lived assets are necessary.

  Goodwill, Intangible and Other Assets

        Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Goodwill is amortized using the straight-line method over a period of 20 years. Leasehold interests and other intangible assets are amortized over the lease term and five to ten years, respectively. Amortization of goodwill, leasehold interests and other intangible assets was $2,422,000, $2,494,000 and $2,451,000 in fiscal 2001, 2000 and 1999, respectively. Management reviews the carrying amount of goodwill, leasehold interests and other intangible assets at each balance sheet date to assess the continued recoverability based on future undiscounted cash flows and operating results from the related asset, future asset utilization and changes in market conditions. At September 30, 2001, management does not believe that there has been any impairment to the carrying value of goodwill, leasehold interests and other intangible assets.

  Deferred Financing Costs

        Deferred financing costs are amortized over the term of the related debt using the effective interest method. Amortization of deferred financing costs was $499,000, $481,000 and $498,000 in fiscal 2001, 2000 and 1999, respectively, and is included in interest expense in the accompanying Consolidated Statements of Operations.

  Deferred Rent

        Rent expense on operating leases is recorded on a straight-line basis over the term of the lease. The net excess of rent expense over the actual cash paid has been recorded as deferred rent in the accompanying Consolidated Balance Sheets.

  Fair Value of Financial Instruments

        Cash and cash equivalents, trade receivables, accounts payable and accrued expenses are reflected at fair value in the accompanying consolidated financial statements due to the short-term nature of those instruments. The carrying amounts of long-term debt and capitalized lease obligations approximate fair value at the balance sheet dates based on the fair market value for similar instruments.

  Revenue Recognition

        Revenue is recognized at the point of sale for retail store sales, including leased department sales, or when merchandise is shipped to customers for Internet and mail order sales.

  Income Taxes

        The Company utilizes the asset and liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  Accounting for Stock-Based Compensation

        The Company accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation."

  Earnings per Share

        Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of outstanding common shares. Diluted earnings per share is computed based upon the weighted average number of outstanding common shares, after giving effect to the potential dilutive effect from the assumed exercise of stock options and warrants as well as the assumed conversion of dilutive preferred stock and subordinated notes (see Note 7).

        The following summarizes those effects for the diluted earnings per share calculation (in thousands):

	2001	2000	1999
Average number of shares — Basic	3,456	3,443	3,538
Incremental shares from the assumed exercise of outstanding stock options and warrants	149	198	216

Average number of shares — Diluted	3,605	3,641	3,754

        Options to purchase 499,955 shares were outstanding at September 30, 2001, but were not included in the computation of diluted earnings per share, as their effect would have been antidilutive. Additionally, the assumed conversion of the Company's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), which was convertible into 384,090 and 410,000 shares of common stock at September 30, 2001 and 2000, respectively, was determined to be antidulitive for all periods presented. The assumed conversion of the Company's subordinated notes, which were issued in fiscal 2001 (see Note 7) and were convertible into approximately 33,100 shares of common stock at September 30, 2001, were also determined to be antidilutive.

  Statements of Cash Flows

        In fiscal 2001, 2000 and 1999, the Company paid interest of $14,288,000, $15,127,000 and $14,919,000, respectively, and made tax payments of $394,000, $494,000 and $28,000, respectively. Capital lease obligations totaling $511,000 were incurred with respect to new equipment leases in fiscal 2000 (none for fiscal 2001 and 1999).

  Reclassifications

        Certain prior year balances in the financial statements have been reclassified to conform with the current year presentation.

  Internal Use Software

        The Company records the costs of computer software, inclusive of website development costs, in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. This statement requires that certain internal-use computer software costs be capitalized and amortized over the useful life of the asset. In fiscal 2001, the Company capitalized approximately $177,000 of costs related to the development of internal-use software. In fiscal 2000 and 1999, the Company expended an immaterial amount for the development of software for internal use. Accordingly, these costs were expensed as incurred during fiscal 2000 and 1999.

  Shipping and Handling Fees and Costs

        The Company includes shipping and handling revenue earned from its catalog and e-commerce activities in net sales. Shipping and handling costs, which are included in cost of goods sold in the accompanying Consolidated Statements of Operations, include shipping supplies, related labor costs and third-party shipping costs.

  Other Income

        During the fourth quarter of fiscal 2001, the Company negotiated buy-outs of two lease arrangements in connection with the planned closure of these stores. Due to the level of the rental rates, the Company recognized income from the proceeds being paid under these buy-out agreements of $1.2 million in the aggregate and wrote off related leasehold improvements and other costs of $639,000, resulting in a net gain of $594,000, which is included in other income in the accompanying Consolidated Statements of Operations.

  Business and Credit Risk

        Financial instruments, primarily cash and cash equivalents and accounts receivable, potentially subject the Company to concentrations of credit risk. The Company would limit its credit risk associated with cash and cash equivalents by placing such investments in highly liquid funds. Receivables associated with third-party credit cards are processed by financial institutions which are monitored for financial stability. The Company is dependent on key suppliers to provide sufficient quantities of inventory at competitive prices. No single supplier represented 10% or more of net purchases in fiscal 2001, 2000 and 1999. Approximately 45% of the Company's purchases were imported from 26 countries during fiscal 2001. Management believes that any event causing a disruption of imports from any specific country could be mitigated through movement of production to readily alternative sources.

  New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria applicable to intangible assets acquired in a purchase method business combination in order for them to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 further requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment.

        The Company adopted SFAS Nos. 141 and 142 effective October 1, 2001. In adopting SFAS No. 142, the Company no longer amortizes goodwill. The following table reflects the adjustment to exclude goodwill amortization expense recognized in the prior periods as presented (in thousands, except per share amounts):

	For the Year Ended September 30,
	2001	2000
Reported net income	$3,462	$5,048
Add back goodwill amortization	2,207	2,216

Adjusted net income	5,669	7,264
Dividends on preferred stock	1,491	1,389

Adjusted net income available to common stockholders	$4,178	$5,875

Income per share—basic:
Reported net income	$0.57	$1.06
Goodwill amortization	0.64	0.65

Adjusted net income	$1.21	$1.71

Income per share—diluted:
Reported net income	$0.55	$1.01
Goodwill amortization	0.61	0.60

Adjusted net income	$1.16	$1.61

        As of October 1, 2001, management determined that the Company had one reporting unit for purposes of applying SFAS No. 142 based on its reporting structure. The Company has made the initial assessment of impairment for the transition period as of October 1, 2001. The fair value of the Company's single reporting unit was determined based on the then fair market value of the Company's outstanding common stock on a control basis. Based on this initial assessment, no impairment loss was recognized. The Company plans to perform an annual assessment for goodwill impairment at the end of each fiscal year or as impairment indicators arise. The only changes to the carrying value of goodwill during fiscal 2001 and 2000 were due to amortization expense.

        Other intangible assets at September 30, 2001 and 2000 of $1,295,000 and $1,045,000, respectively, primarily represent lease acquisition costs, which are amortized over the life of the related lease. The Company has not identified any unamortizable intangible assets. Aggregate amortization expense in fiscal 2001 and 2000 was $215,000 and $278,000, respectively. Estimated amortization expense for the next five fiscal years is as follows (in thousands).

Fiscal Year
2002	$310
2003	$232
2004	$200
2005	$174
2006	$150

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal year beginning after June 15, 2002, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although early adoption is encouraged, the Company plans to adopt this statement in fiscal 2003. Adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial position or results of operations.

        In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt SFAS No. 144 for the fiscal year ending September 30, 2003, however, early application is permitted. Management does not believe that the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

2. INVENTORIES

        Inventories at September 30 were as follows (in thousands):

	2001	2000
Finished goods	$61,535	$60,871
Work-in-progress	3,486	5,570
Raw materials	8,069	9,306

	$73,090	$75,747

3. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment at September 30 was comprised of the following (in thousands):

	2001	2000
Land	$1,400	$1,400
Building and improvements	10,834	10,443
Furniture and equipment	27,166	24,067
Leasehold improvements	57,726	51,399

	97,126	87,309
Less: accumulated depreciation and amortization	(51,101)	(43,049)

	$46,025	$44,260

        During fiscal 2001, the Company recorded charges under SFAS No. 121 of approximately $64,000 related to the impairment of leasehold improvements and furniture and equipment at one store location.

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        At September 30, accrued expenses and other current liabilities were comprised of the following (in thousands):

	2001	2000
Salaries, wages and employee benefits	$5,274	$5,078
Income taxes payable	2,308	—
Interest	2,179	2,293
Sales taxes	1,763	1,738
Insurance	961	232
Rent	676	1,527
Audit and legal	648	39
Restructuring costs (see Note 13)	128	250
Other	2,503	2,170

	$16,440	$13,327

5. LINE OF CREDIT

        The Company's primary sources of working capital consist of cash flows from operations and borrowings under its $56.0 million credit facility (the "Credit Facility"). The Credit Facility was amended and restated in April 2000 to increase borrowings to the current level, to raise the annual capital expenditure limitation, and to extend the maturity until September 15, 2004. The interest rate on direct borrowings outstanding is based on the prime rate of the Company's lender plus 25 basis points. At any time, the Company at its option may elect an alternative rate for all or part of the direct borrowings outstanding at LIBOR plus 225 basis points. The blended rate at September 30, 2001 was 5.5%. Amounts available for direct borrowings (net of letters of credit outstanding) are limited to the lesser of (a) the unused portion of the Credit Facility or (b) the Aggregate Adjusted Availability ("AAA"), as defined in the agreement as a percentage of eligible inventory and trade receivables. The

Credit Facility is secured by a security interest in the Company's inventory, equipment, fixtures and cash. The facility has no financial covenants provided that the AAA does not fall below $10.0 million. In such event, the Company must achieve a Minimum Cash Flow, as defined, of not less than zero. At September 30, 2001, there were $32.2 million of direct borrowings, $4.1 million of outstanding letters of credit, an AAA of $23.9 million ($18.5 million at September 30, 2000) and available borrowings of $15.9 million. The Company was in compliance with all non-financial covenants per the agreement. In fiscal 2001, 2000 and 1999, the weighted average interest rates on the Credit Facility were 7.5%, 8.6% and 8.1%, respectively. In October 2001, the Credit Facility was amended and restated primarily to increase the collateral base to include the assets acquired in the acquisition of iMaternity (see Note 12).

        In addition to borrowings and letters of credit available under the Credit Facility, the Company has a $3.4 million standby letter of credit that collateralizes an Industrial Revenue Bond and a $1.0 million letter of credit that collaterizes a government mortgage note (see Note 6).

6. LONG-TERM DEBT

        The following table summarizes the Company's long-term debt at September 30 (in thousands):

	2001	2000
12 5/8% Senior Unsecured Exchange Notes Due 2005 (net of unamortized discount)	$90,984	$90,790
Industrial Revenue Bond, interest is variable (3.4% at September 30, 2001), principal due annually through 2020 (collateralized by a $3.4 million standby letter of credit)	3,430	3,535
Government Mortgage Notes:
Interest at 3.0%, principal due monthly until 2011 (collateralized by a $1.0 million letter of credit and a second mortgage on certain property and equipment at the Company's headquarters)	1,389	1,511
Interest at 2.0%, principal due monthly until 2011 (collateralized by certain equipment at the Company's headquarters)	200	219
Interest at 4.25%, principal due monthly until 2001 (collateralized by certain equipment at the Company's headquarters)	—	32
Capital lease obligations	279	544
Subordinated notes, interest at prime (5.0% at September 30, 2001), no expiration	331	—

	96,613	96,631
Less: current maturities	(434)	(543)

	$96,179	$96,088

        Long-term debt maturities as of September 30, 2001 are as follows (in thousands):

2002	$434
2003	700
2004	279
2005	92,288
2006	298
2007 and thereafter	3,630

97,629
Less: unamortized discount	(1,016)

$96,613

        In connection with the acquisition of Motherhood on August 1, 1995, the Company sold 12 5/8% Senior Unsecured Exchange Notes Due 2005 (the "Notes") with a face amount of $92 million. The Notes were issued at 97.934% of their face amount, resulting in an annual effective interest rate of 13.0%. Interest on the Notes is payable semiannually in cash on February 1 and August 1. The Notes were issued by Mothers Work and are unconditionally guaranteed on a senior basis by its subsidiary (see Note 14). The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2000, at 106.25% of their face amount, plus accrued and unpaid interest, declining ratably to 100% of their face amount on and after August 1, 2002, plus accrued and unpaid interest. In November 1995, the Company completed an exchange offer whereby the Notes were exchanged for 12 5/8% Senior Unsecured Exchange Notes Due 2005 which have been registered under the Securities Act of 1933.

        The Notes impose certain limitations on the ability of the Company to, among other things, incur additional indebtedness, pay dividends and enter into certain types of transactions. The most restrictive of these covenants limits the Company's ability to repurchase outstanding common stock (see Note 17).

        During fiscal 2001, certain of the holders of the Series A Preferred Stock elected to convert 2,591 shares with a stated value of $727,000 into shares of common stock at an initial conversion rate equal to ten shares of common stock for each share of Series A Preferred Stock. The Company was restricted under the terms of the Notes from paying cash dividends to the holders upon conversion. Accordingly, the Company issued $331,000 of subordinated notes with unpaid interest compounding annually at the prime rate until paid. The subordinated notes are convertible into common stock, in accordance with the terms of those notes, after August 1, 2003. During the first nine months of fiscal 2002, a total of 11,496 shares of the Company's Series A Preferred Stock (see Note 7) with a stated value of $3.2 million were converted into 114,955 shares of common stock. The Company was restricted under the terms of the Notes from paying cash dividends to the holders of the Series A Preferred Stock upon conversion. As a result, the Company issued subordinated notes totaling $2.2 million, on which unpaid interest will accumulate and compound annually at the prime rate until paid. The subordinated notes are convertible after August 1, 2003 into common stock in accordance with the terms of those notes.

7. COMMON AND PREFERRED STOCK

        In connection with the Motherhood acquisition on August 1, 1995, the Company issued 41,000 shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") with a stated value of $11.5 million. The Series A Preferred Stock has a preference in liquidation equal to the stated value plus accrued but unpaid dividends. The Company may redeem (but is under no obligation to do so) the Series A Preferred Stock at any time at a price equal to liquidation preference, subject to certain limitations imposed by the terms of the Credit Facility and the Notes agreement.

        The holders of the Series A Preferred Stock are entitled to receive annual cash dividends, which are cumulative to the extent not paid, and compound annually at 8.5% of the stated value. No dividends may be paid on common stock or any other shares of capital stock of the Company ranking junior to the Series A Preferred Stock (other than dividends payable in shares of common stock), until all cumulative and current dividends on the Series A Preferred Stock have been declared and paid in full. As of September 30, 2001 and 2000, accrued dividends on the Series A Preferred Stock were $7,055,000 and $6,037,000, respectively, and are classified as long-term liabilities in the accompanying Consolidated Balance Sheets.

        The Series A Preferred Stock is convertible into shares of common stock (i) between August 1, 2000 and May 1, 2006, at an initial conversion rate (subject to adjustments for stock splits, stock dividends, recapitalizations and similar events) equal to ten shares of common stock for each share of Series A Preferred Stock, or (ii) after November 1, 2006, at a conversion rate determined by dividing the aggregate stated value of all shares of Series A Preferred Stock to be converted by 90% of the then-market price of the common stock, as defined. After a holder's exercise of the conversion right under (i) above, the Company may only redeem the Series A Preferred Stock from the proceeds of an equity offering. The limitation on this redemption right may only be modified with the consent of the holders of a majority of the outstanding principal amount of the Notes. Upon any conversion, the holder of the Series A Preferred Stock to be converted is entitled to receive payment of all accrued and unpaid dividends in cash unless the Company is prohibited by limitations contained in the Notes agreement. In the case of a conversion under (i) above, if dividends are not paid in cash due to restrictions imposed by the Credit Facility or the Notes, the Company will issue a subordinated note. If the note is not paid by August 1, 2003, then all principal and accrued interest may be converted into that number of shares of common stock determined by dividing the amount due by the then-market price, as defined. In the case of a conversion under (ii) above, if accrued dividends are not paid in cash, then such dividends are convertible into common stock on the same basis as the shares of Series A Preferred Stock.

        In connection with the Rights Agreement dated March 17, 1997 (see Note 8), the Company authorized 10,000 shares of Series B Junior Participating Preferred Stock (the "Series B Preferred Stock"). The Series B Preferred Stock can be purchased in units equal to one one-thousandth of a share (the "Series B Units") under the terms of the Rights Agreement. The holders of the Series B Units are entitled to receive dividends when and if declared on common stock. Series B Units are junior to the common stock and Series A Preferred Stock for both dividends and liquidations. Each Series B Unit votes as one share of common stock.

8. RIGHTS AGREEMENT

        In accordance with the Company's Rights Agreement, the Company provided and will provide one Right outstanding for each share of Mothers Work common stock now or hereafter outstanding. Under certain limited conditions, as defined in the Rights Agreement, each Right entitles the registered holder to purchase from the Company one Series B Unit at $85 per unit, subject to adjustment. The rights expire on October 9, 2005 (the "Final Expiration Date").

        On March 17, 1997, the Company amended its Rights Agreement to provide the independent directors of the Company with some discretion in determining when the Distribution Date (as defined in the Rights Agreement) shall occur and the date until which the Rights may be redeemed. In addition, the Amended and Restated Rights Agreement exempts from its operation any person that acquires, obtains the right to acquire, or otherwise obtains beneficial ownership of 10.0% or more of the then outstanding shares of the Company's common stock (an "Acquiring Person") without any intention of changing or influencing control of the Company provided that such person, as promptly as practicable, divests himself or itself of a sufficient number of shares of common stock so that such person would no longer be an Acquiring Person.

        The Rights are not exercisable until the Distribution Date, which will occur upon the earlier of (i) ten business days following a public announcement that an Acquiring Person has acquired beneficial ownership of 10.0% or more of the Company's outstanding common stock, and ten business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 10.0% or more of the Company's outstanding common stock, or (ii) such later date as may be determined by action of a majority of the independent directors.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the redemption of the Rights. The Rights can be mandatorily redeemed by action of a majority of the independent directors at any time prior to the earlier of the Final Expiration Date and the Distribution Date for $.01 per Right.

        Upon exercise and the occurrence of certain events, as defined in the Rights Agreement, each holder of a Right, except the Acquiring Person, will have the right to receive Mothers Work common stock or common stock of the acquiring company having a value equal to two times the exercise price of the Right.

        On October 14, 2001, the Company amended its Rights Agreement to include Centre Partners and its affiliates as exempt persons under the terms of the Rights Agreement. In addition, the Company amended its Rights Agreement on June 4, 2002 to confirm the status of Meridian Venture Partners and its affiliates, collectively referred to as Meridian Venture Group, as an exempt person and to exclude, under certain circumstances, any deemed attribution of beneficial ownership between Meridian Venture Group and Robert Brown, a general partner of Meridian Venture Group funds.

9. STOCK OPTION PLANS AND WARRANTS

        The Company has two stock option plans: the Director Stock Option Plan and the Amended and Restated 1987 Stock Option Plan. Under the Director Stock Option Plan, each outside director is granted 2,000 fully vested options on an annual basis at an exercise price equal to the fair market value on the grant date. Under the 1987 Stock Option Plan, as amended and restated, officers and certain employees may be granted options to purchase the Company's common stock at exercise prices equal to the fair market value of the stock at the date of grant or at other prices as determined by the Compensation Committee of the Board of Directors. No options have been granted by the Company at less than the fair market value of the Company's common stock on the date of grant for any of the periods presented. Up to a total of 1,425,000 options may be issued under the plans. Options outstanding generally vest ratably over 5 years and generally expire in ten years from the date of grant.

        Stock option activity for all plans was as follows:

	Outstanding Options	Weighted Average Exercise Price
	(in thousands)
Balance — September 30, 1998	730	$10.85
Granted	185	9.98
Exercised	(35)	5.54
Canceled	(71)	10.09

Balance — September 30, 1999	809	10.93
Granted	179	10.61
Exercised	(24)	9.37
Canceled	(62)	10.02

Balance — September 30, 2000	902	10.98
Granted	285	9.41
Exercised	(2)	8.15
Canceled	(169)	9.51

Balance — September 30, 2001	1,016	10.58

        Options for 713,075, 544,512 and 485,889 shares were exercisable as of September 30, 2001, 2000 and 1999, respectively, and had a weighted-average exercise price of $10.96, $11.49 and $11.62 for those respective periods.

        The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," but has elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized for stock option awards granted at fair market value. Had the compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of

SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. The effect of applying SFAS No. 123 in this pro forma disclosure is not indicative of future amounts. SFAS No. 123 does not apply to options awarded prior to fiscal year ended September 30, 1996. Additional option awards are anticipated in future years.

	2001	2000	1999
	(in thousands, except per share amounts)
Net income available to common stockholders:
As reported	$1,971	$3,659	$2,136
Pro forma	521	2,689	735
Basic net income per common share:
As reported	$0.57	$1.06	$0.60
Pro forma	0.15	0.78	0.21
Diluted net income per common share:
As reported	$0.55	$1.01	$0.57
Pro forma	0.14	0.74	0.20

        The weighted average fair value of the stock options granted during 2001, 2000 and 1999 was $6.75, $8.98 and $9.28, respectively. The fair value of each option granted is estimated on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	none	none	none
Expected price volatility	81.2%	83.7%	75.8%
Risk-free interest rates	3.79%	6.08%	6.05%
Expected lives	6.0 years	8.4 years	9.1 years

        The following table summarizes information about stock options outstanding at September 30, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$4.55 to $ 6.83	1	5.6	$6.63	1	$6.63
6.84 to 9.10	206	7.4	8.61	97	8.60
9.11 to 11.38	552	6.5	10.12	405	10.09
11.39 to 13.65	230	4.8	13.13	183	13.29
13.66 to 15.92	9	4.3	14.50	9	14.50
15.93 to 18.20	5	3.9	16.50	5	16.50
18.21 to 20.48	13	2.6	18.29	13	18.29

$4.55 to $20.48	1,016	6.3	$10.58	713	$10.96

        During the first nine months of fiscal 2002, a total of 260,700 options were granted to certain employees and non-employee directors for the purchase of the Company's common stock at prices not less than the fair market value of the Company's common stock on the date of the grant.

        In connection with the Company's acquisition of A Pea in the Pod on April 5, 1995 ("the Pea Acquisition"), the Company entered into a $15.0 million subordinated debt agreement and issued warrants to the lender to purchase up to 140,123 shares of common stock at $.01 along with the subordinated debt. The warrants were valued at their estimated fair market value of $1.0 million and were recorded as an original debt discount on the subordinated debt incurred. The determination of the fair value of the warrants was estimated at the date of issuance based on the then fair market value of the Company's common stock discounted at 12% with an estimated life of seven years. The warrants were immediately vested upon grant and expire in April 2002. These warrants were exercised on March 12, 2002. A portion of the proceeds from the sale of the Notes was used to repay this subordinated debt.

10. INCOME TAXES

        For the years ended September 30, income tax provisions were comprised of the following (in thousands):

	2001	2000	1999
Current provision	$2,920	$113	$2,467
Deferred provision	536	4,136	957

	$3,456	$4,249	$3,424

        The reconciliations of the statutory federal rate to the Company's effective income tax rates for the years ended September 30, were as follows:

	2001	2000	1999
Statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	3.4	3.1	4.9
Amortization of goodwill	10.8	8.1	11.0
Other	1.8	0.5	0.4

	50.0%	45.7%	50.3%

        The deferred tax effects of temporary differences giving rise to the Company's net deferred tax assets at September 30 were as follows (in thousands):

	2001	2000
Deferred tax assets:
Net operating losses carryforwards	$—	$1,995
Depreciation	9,207	7,263
Deferred rent	1,651	1,771
Inventory reserves	513	514
Employee benefit accruals	1,016	427
Alternative minimum tax credit carryforwards	—	394
Other accruals	597	719
Other	190	681

	13,174	13,764
Deferred tax liabilities:
Prepaid expenses	(38)	(92)

	$13,136	$13,672

        The Company had net operating loss carryforwards for tax purposes at September 30, 2000 of approximately $5,869,000, of which $4,309,000 was acquired in the acquisitions of A Pea in the Pod and Motherhood. The Company also had alternative minimum tax credits of approximately $394,000 that could be utilized against regular income taxes in the future. The remaining net operating loss carryforwards and alternative minimum tax credits as of September 30, 2000 were fully utilized during fiscal 2001.

        No valuation allowance has been provided for the net deferred tax assets. Based on the Company's historical levels of taxable income, as adjusted for the restructuring and the nondeductibility of goodwill amortization and the Episode operations (see Note 13), management believes it is more likely than not that the Company will realize the net deferred tax assets at September 30, 2001. Furthermore, management believes the existing net deductible temporary differences will reverse during periods in which the Company generates taxable income. There can be no assurance, however, that the Company will generate taxable earnings or any specific level of earnings in the future.

11. COMMITMENTS AND CONTINGENCIES

        The Company leases its retail facilities and certain equipment under various noncancelable operating leases. Certain of these leases have renewal options. Total rent expense under operating leases amounted to $49,572,000, $44,210,000 and $38,001,000 in fiscal 2001, 2000 and 1999, respectively. Such amounts include contingent rentals based upon a percentage of sales totaling $1,116,000, $717,000 and $1,261,000 in fiscal 2001, 2000 and 1999, respectively.

11. COMMITMENTS AND CONTINGENCIES (Continued)

        Future annual minimum operating lease payments, including payments for equipment leases, as of September 30, 2001 are as follows (in thousands):

2002	$36,014
2003	33,195
2004	27,652
2005	22,318
2006	18,415
2007 and thereafter	48,846

$186,440

        From time to time, the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions cannot be accurately predicted, in the opinion of management of the Company, any such liability will not have a material adverse effect on the financial position or operating results of the Company.

12. SUBSEQUENT EVENTS

iMaternity Acquisition

        On October 17, 2001 (the "Acquisition Date"), the Company acquired eSpecialty Brands, LLC ("iMaternity") for $19,863,000, including transaction costs. The purchase price consisted of 302,619 shares of Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock") valued at an estimated $59.48 per share, or $17,999,000, as determined by an independent third party appraiser, detachable warrants to purchase 350,000 shares of the Company's common stock with an estimated fair value of $874,000, as determined by an independent third party appraiser using the Black-Scholes pricing model with a 30% discount applied due to the lack of marketability, and transaction costs of $990,000. The following assumptions were used in the pricing model: dividend yield of zero, risk free interest rate of 4.45%, volatility factor of the expected market price of the Company's common stock of 60.0% and expected life equal to the contractual term of the warrants of 7 years. The excess by which the stated value of the Series C Preferred Stock exceeds its carrying value is being accreted to the earliest redemption date using the effective interest method. This accretion will be recorded as dividends.

        The holders of the Series C Preferred Stock are entitled to receive dividends, which are cumulative to the extent not paid, and compound quarterly at 8.625% of the stated value. Dividends accrue for the first year and are thereafter paid out in part in cash with the balance accruing, subject to certain limitations imposed by the Credit Facility and the holders of the Notes. No dividends may be paid on common stock, or on any other shares of capital stock of the Company ranking junior to the Series C Preferred Stock, other than dividends payable in shares of common stock, until all cumulative and current dividends on the Series C Preferred Stock have been declared and paid in full. The Series C Preferred Stock is junior to the Series A Preferred Stock in liquidation and pari passu to the Series A Preferred Stock in dividends.

        Upon a liquidation, dissolution or winding up of the Company, as defined, after any payments to the holders of the outstanding shares of the Company's Series A Preferred Stock, and before any payments to the holders of junior stock, the holders of the Series C Preferred Stock have the right to receive in such liquidation, distribution or winding up an amount equal to the stated value plus the greater of accrued and unpaid dividends or the participation amount, which is defined as an amount equal to 10% of the increase in market value per share of the Company's common stock for the period from the closing of the iMaternity acquisition until the liquidation, dissolution or winding up of the Company, as defined.

        On the earlier of October 18, 2006, or upon a change of control or other fundamental transaction, as defined, the holders of the Series C Preferred Stock have the right to require the Company to purchase their shares for cash at a price equal to the stated value plus accrued and unpaid dividends (the "put right"). If the Company defaults on its obligation under the put right, the holders of the outstanding Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of the Company's common stock, provided that, in no event shall the aggregate number of shares issued upon such conversion, plus 350,000 shares of common stock related to the warrants issued in connection with the iMaternity acquisition, exceed an amount equal to 19.9% of the number of outstanding shares of the Company's common stock outstanding immediately preceding the iMaternity acquisition. At any time on or after April 18, 2004, the Company has the right to purchase the outstanding Series C Preferred Shares for cash at a price equal to the stated value plus the greater of accrued and unpaid dividends or the participation amount, as defined.

        Under the terms of the merger agreement, at any time after the closing of the iMaternity acquisition, the Company has the right to make an offer to purchase for cash all outstanding shares of Series C Preferred Shares at a price equal to the stated value plus accrued and unpaid dividends. If a majority of the holders of the outstanding Series C Preferred Stock, as defined, fail to accept such offer, then such holders forfeit their warrants, or if any warrant has been exercised and the underlying common stock has been sold by any holder, then such holder forfeits accrued and unpaid dividends on such holder's Series C Preferred Stock. Further, upon such failure to accept such offer to purchase, all holders of the outstanding Series C Preferred Stock forfeit certain protective provisions under the Agreement and Plan of Merger, including prohibitions on issuing senior stock or parity stock, as defined, and redeeming junior securities.

        The acquisition has been accounted for under the purchase method of accounting. Assets acquired and liabilities assumed have been recorded at their estimated fair values in fiscal 2002. The fiscal 2002 recorded values of assets acquired and liabilities assumed are preliminary and subject to change.

        Based on the preliminary allocation of purchase price, the application of the purchase method resulted in approximately $25,785,000 of excess purchase price over the estimated fair value of the net tangible assets acquired of $21,150,000, less assumed liabilities of $17,995,000 and costs to exit certain operations and locations of iMaternity of $9,077,000. The Company recognizes that certain identifiable intangible assets were acquired, primarily trademarks, trade names, and Internet domain names. However, as determined by an independent third party appraiser, based on the nature of the items and use within the Company's business and industry, no value was assigned to any of the identifiable intangibles. Accordingly, the excess purchase price has been assigned to goodwill.

        In connection with the purchase price allocation, the fair value of the acquired finished goods inventory was based on an estimate of the net realizable value of the inventory less estimated costs to dispose. A significant portion of the acquired inventory is expected to be sold at substantial discounts in connection with store closures or required changes in assortment mix at the acquired stores to align with the Company's merchandising strategies.

        Additionally, as part of the purchase price allocation, the Company recorded $1.7 million of liabilities relating to claims by iMaternity vendors for amounts owed by iMaternity that had not been disclosed to the Company by the sellers prior to the closing. The Company is currently investigating these claims. If the Company has liability for these undisclosed amounts, it has the right to seek indemnification from the seller. If the Company were to prevail in an indemnification claim, it could reduce the number of outstanding shares of the Series C Preferred Stock issued to the sellers, or, if the sellers no longer hold shares of our Series C Preferred Stock, receive cash damages. In that event, the goodwill recorded in connection with the transaction would be correspondingly reduced. The Company believes the $1.7 million represents a reasonable estimate of its potential liability for these vendor claims.

        The Company developed a plan in conjunction with the acquisition to close approximately 92 iMaternity stores and reopen the remaining acquired locations under the Company's existing store concepts of Motherhood and Mimi Maternity. Further, the plan included the shutdown of iMaternity's corporate headquarters and warehouse operation in Chicago, as well as its manufacturing and warehousing facilities in Costa Rica. In connection with the plan, the Company recorded severance costs for involuntarily terminated employees of the acquired business of $2,922,000, lease termination fees and related legal costs of $4,200,000 and accrued for other costs to be incurred to complete the exit activities of the acquired business totaling $1,955,000. Approximately 850 employees of the acquired business were expected to be terminated as part of the plan, consisting of 528 corporate and 322 store employees. The Company anticipates that it will substantially complete the entire integration plan within one year of the Acquisition Date.

        The following table sets forth the net non-cash assets that were acquired as a result of the iMaternity acquisition (in thousands):

Non-cash assets (liabilities):
Inventory	$6,168
Property, plant equipment	3,612
Deferred income taxes	10,043
Other current assets	753
Goodwill	25,785
Current liabilities	(19,170)
Debt	(8,892)

Net non-cash assets acquired	18,299
Less: Preferred Stock issued	(17,999)
Warrant issued	(874)

Cash acquired from the acquisition of iMaternity	$(574)

Securities Offerings

        On June 10, 2002, the Company filed two registration statements with the Securities and Exchange Commission (the "SEC"), one of which relates to the offering of 1,100,000 shares, which includes 100,000 shares being sold by selling stockholders, and one of which relates to the offering of $125 million of senior notes due 2010. The equity offering is not contingent on the debt offering, but the debt offering is contingent on the equity offering. The Company plans to use the net proceeds from these offerings to repay the existing Notes, to repay subordinated notes issued to the holders of Series A Preferred Stock in lieu of accrued and unpaid dividends, to pay all accrued and unpaid dividends on Series A Preferred Stock and Series C Preferred Stock, to redeem all outstanding shares of Series A Preferred Stock and to purchase all outstanding shares of Series C Preferred Stock, to repay outstanding borrowings under the Credit Facility and for general corporate purposes. There can be no assurance that either of these offerings will be completed or that they will generate net proceeds sufficient for these planned uses.

13. RESTRUCTURING CHARGES

        During fiscal 1998, the Company announced that all of its Episode stores, which featured non-maternity women's apparel, would be closed or converted into maternity clothing stores. In connection with the closure and conversion of the 51 Episode stores in operation at the time the restructuring plan was entered into, the Company recorded charges totaling $20.9 million ($13.8 million net of tax benefit of $7.1 million) which were reflected in the Consolidated Statements of Operations as cost of goods sold ($10.3 million) and restructuring charges ($10.6 million). The charges recorded to cost of goods sold related to inventory purchase commitments and inventory write-downs based on estimated liquidation values. Approximately 159 employees were expected to be terminated as part of the restructuring plan, which consisted of 15 corporate employees and 144 store employees. The restructuring charges were comprised of $2.9 million of legal fees and expenses, lease buy-out features and other known costs associated with the transfer of leases, $7.3 million for losses on fixed assets and leasehold improvements to be disposed of or sold (including leasehold improvement commitments), $0.2 million for severance, and the remainder for other miscellaneous costs associated with the closures and conversions such as additional legal fees and royalty payments. There were no fixed assets or leasehold improvements of the Episode division held and used by the Company subsequent to the Episode closure. All amounts recorded as restructuring charges associated with the write-downs of fixed assets and leasehold improvements were estimated based on the remaining net book value of the assets to be disposed of or sold, and the estimated sale proceeds. Depreciation and amortization associated with the fixed assets and leasehold improvements to be disposed of or sold were included in selling, general and administrative expenses up until the time the assets were available for sale (which approximates the timing of the actual disposal or sale of the assets) upon which the remaining net book value, net of any sale proceeds, was recorded against the restructuring charges. Prior to September 30, 1998, the Company closed and converted 21 store locations and terminated 69 employees, to whom the $0.2 million in accrued severance was paid out and charged against the liability. During the first quarter of fiscal 1999, the Company sold 24 (of the remaining 30 stores as of September 30, 1998) to Wet Seal, Inc. and terminated 72 employees, to whom no severance was paid. The remaining 6 stores were closed within the six-month period ended March 31, 1999. The Company hired a liquidating service to manage the remaining 6 store locations and to liquidate the remaining inventory during this period. The remaining 18 employees, as planned, were terminated during the three-month period ended

March 31, 1999. No severance was paid out related to the final tranche of employees terminated under the restructuring plan.

        At September 30, 1998, approximately $4.6 million of the restructuring costs (including charges recorded to cost of goods sold) remained in accrued expenses. Of the $4.6 million, $2.1 million related to losses on purchase commitments for inventory and leasehold improvements, $2.2 million related to legal fees and expenses, lease buy-out features, and other fees associated with the transfer of leases, and the remainder was for other miscellaneous charges. During fiscal 1999, the Company recorded charges of $3.6 million against the reserve which included $2.0 million of charges to settle inventory and leasehold improvement purchase commitments and $1.6 million of costs incurred to settle lease transfers. At September 30, 1999, approximately $1.0 million of the restructuring costs remained in accrued expenses. During fiscal 2000, the Company finalized its remaining lease transfer and incurred costs for miscellaneous related matters associated with this divestiture and to settle inventory purchase commitments. At September 30, 2000, approximately $0.3 million of the restructuring costs remained in accrued expenses. It is expected that the full amount will be used for legal fees and other fees related to the final lease transfer. During fiscal 2001 the Company charged an additional $0.1 million against the reserve for legal fees related to the lease transfer and settlement of a vendor dispute, leaving a balance of $0.1 million for any outstanding fees.

14. SUBSIDIARY GUARANTOR

        Pursuant to the terms of the indenture relating to the Notes, Cave Springs, Inc. (100% owned subsidiary of Mothers Work, the "Subsidiary Guarantor") has jointly and severally provided an unconditional guarantee of the obligations of Mothers Work with respect to the Notes. The Subsidiary Guarantor charges royalties to Mothers Work for the retail use of its intellectual property and charges interest on the balance of any unpaid royalties and/or funds advanced to Mothers Work. Substantially all of the assets of the Subsidiary Guarantor consist of the intercompany receivable from Mothers Work for unpaid royalties, cash advances and interest. All intercompany amounts are eliminated in consolidation. There are no restrictions on any of the assets of the Subsidiary Guarantor which would limit its ability to transfer funds to Mothers Work in the form of loans, advances or cash dividends, except as provided by applicable law.

15. EMPLOYMENT AND CONSULTING AGREEMENTS

        The Company has employment agreements with its Chairman of the Board/Chief Executive Officer ("CEO") and its President/Chief Operating Officer ("COO"). These agreements provide for base compensation (approximately $400,000 each for fiscal 2001 and $377,000 each for fiscal 2000), increasing annually thereafter in an amount to be determined by the Compensation Committee of the Board of Directors and salary continuation and severance payments should employment of the officers be terminated under specified conditions, as defined. The agreements, which expire on September 30, 2003, automatically extend for successive one-year periods extending the expiration date into the third year after the extension, unless either the Company or the executive gives written notice to the other party that the term will not extend. Additionally, the CEO and COO are entitled to an annual cash bonus and stock options based on performance, as defined.

16. EMPLOYEE BENEFIT PLANS

        The Company has a 401(k) savings plan for full-time employees who have at least one year of service and are 21 years of age. Employees can contribute up to 20% of their annual salary. Effective January 1, 1999, employees who meet certain criteria are eligible for a matching contribution from the Company based on a sliding scale. Company matches are made on the first day of the succeeding calendar year. Company matches vest fully on the employee's fourth anniversary date. Company matching contributions totaling $53,000 and $47,000 were made in fiscal 2001 and 2000, respectively. There were no Company contributions in fiscal 1999. In addition the Company may make discretionary contributions to the plan, which vest over a five-year period. The Company has not made any discretionary contributions.

17. STOCK BUYBACK

        During fiscal 1999, the Board of Directors authorized the Company to purchase up to 265,000 shares of its own stock in private transactions or on the open market. As of September 30, 2000, the Company had purchased and retired 205,185 shares in the aggregate at a total cost of $2,206,000. Since then, the Company has been restricted from further stock repurchases under the terms of the indenture to the Notes.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        Quarterly financial results for the years ended September 30, 2001 and 2000 are as follows (in thousands, except per share amounts):

	Quarter
	9/30/01	6/30/01	3/31/01	12/31/00
Fiscal 2001
Net sales	$92,637	$103,970	$89,029	$102,670
Gross profit	46,790	54,227	43,117	49,852
Net income (loss) available to common stockholders	$(185)	$3,423	$(2,262)	$995

Basic net income (loss) per share	$(0.05)	$0.99	$(0.65)	$0.29

Diluted net income (loss) per share	$(0.05)	$0.95	$(0.65)	$0.28

	Quarter
	9/30/00	6/30/00	3/31/00	12/31/99
Fiscal 2000
Net sales	$92,239	$98,495	$83,683	$91,866
Gross profit	46,617	49,434	41,373	45,559
Net income (loss) available to common stockholders	$(205)	$2,620	$(836)	$2,080

Basic net income (loss) per share	$(0.06)	$0.76	$(0.24)	$0.61

Diluted net income (loss) per share	$(0.06)	$0.72	$(0.24)	$0.57

        The Company's business, like that of certain other retailers, is seasonal. A significant portion of the Company's net sales and profits are realized during the first and third fiscal quarters, corresponding to the holiday selling season and Spring sales period, respectively.

19. RELATED PARTY TRANSACTIONS

        Other than the husband and wife relationship between the CEO and COO, there are no other family relationships among any other executive officers of the Company.

        The Company paid a Director on the Board of Directors of the Company $148,000, $120,000 and $148,000 in fiscal 2001, 2000 and 1999, respectively, for merchandise consulting fees. In addition, another Director was re-elected effective January 1, 2001 to the partnership at Pepper Hamilton LLP, which provides legal services to the Company. The Company incurred legal fees to this law firm of $672,000, $449,000 and $275,000 in fiscal 2001, 2000 and 1999, respectively. As of September 30, 2001, the Company had amounts outstanding to this law firm of approximately $645,000, which are included in accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets.

MOTHERS WORK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	March 31, 2002	September 30, 2001
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$2,761	$10,358
Trade receivables	5,643	4,726
Inventories	68,093	73,090
Deferred income taxes	7,954	2,278
Prepaid expenses and other current assets	3,582	4,404

Total current assets	88,033	94,856
Property, Plant and Equipment, net	46,572	46,025
Assets Held for Sale	1,575	—
Other Assets:
Goodwill	55,671	29,886
Deferred financing costs, net of accumulated amortization of $3,038 and $2,788	1,390	1,640
Other intangible assets, net of accumulated amortization of $2,110 and $1,952	1,216	1,295
Deferred income taxes	13,488	10,858
Other non-current assets	613	617

Total other assets	72,378	44,296

	$208,558	$185,177

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Line of credit	$20,367	$32,229
Current portion of long-term debt	434	434
Accounts payable	18,363	13,244
Accrued expenses and other current liabilities	24,101	16,440

Total current liabilities	63,265	62,347
Long-Term Debt	98,182	96,179
Accrued Dividends on Series A Preferred Stock	5,652	7,055
Deferred Rent	4,999	4,855
Series C Cumulative Redeemable Preferred Stock	18,880	—
Commitments and Contingencies (Note 3)
Stockholders' Equity:
Preferred stock, 2,000,000 shares authorized
Series A cumulative convertible preferred stock, $.01 par value, $280.4878 stated value, 41,000 shares authorized and issued, 27,877 and 38,409 shares outstanding, respectively (liquidation value of $13,471 and $17,828, respectively)	7,819	10,773
Series B junior participating preferred stock, $.01 par value, 10,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 10,000,000 shares authorized, 3,740,547 and 3,480,122 shares issued and outstanding, respectively	37	35
Additional paid-in capital	30,917	26,949
Accumulated deficit	(21,193)	(23,016)

Total stockholders' equity	17,580	14,741

	$208,558	$185,177

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
	2002	2001	2002	2001
Net sales	$104,865	$89,029	$219,250	$191,699
Cost of goods sold	49,653	45,912	105,635	98,730

Gross profit	55,212	43,117	113,615	92,969
Selling, general and administrative expenses	50,315	42,833	101,251	86,245

Operating income	4,897	284	12,364	6,724
Interest expense	3,433	3,831	7,020	7,714

Income (loss) before income taxes	1,464	(3,547)	5,344	(990)
Income tax provision (benefit)	642	(1,658)	1,988	(469)

Net income (loss)	822	(1,889)	3,356	(521)
Dividends on preferred stock	733	373	1,533	746

Net income (loss) available to common stockholders	$89	$(2,262)	$1,823	$(1,267)

Income (loss) per share — Basic	$0.02	$(0.65)	$0.52	$(0.37)

Average shares outstanding — Basic	3,569	3,454	3,540	3,453

Income (loss) per share — Diluted	$0.02	$(0.65)	$0.49	$(0.37)

Average shares outstanding — Diluted	3,718	3,454	3,764	3,453

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended March 31,
	2002	2001
Cash flows from operating activities
Net income (loss)	$3,356	$(521)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,884	5,923
Deferred income taxes	1,737	(469)
Amortization of deferred financing costs	250	249
Accretion of discount on Notes	106	94
Provision for deferred rent	144	202
Changes in assets and liabilities, net of effect of acquisition:
(Increase) decrease in —
Trade receivables	(522)	367
Inventories	11,165	6,054
Prepaid expenses and other current assets	1,184	401
(Decrease) in —
Accounts payable, accrued expenses and other current liabilities	(9,963)	(3,346)

Net cash provided by operating activities	12,341	8,954

Cash flows from investing activities
Acquisition of iMaternity, net of cash acquired	574	—
Purchase of property and equipment	(3,236)	(5,717)
Increase in intangibles	(79)	(103)

Net cash used in investing activities	(2,741)	(5,820)

Cash flows from financing activities
Reduction of borrowings under line of credit and cash overdrafts, net	(8,289)	(3,516)
Repayments of long-term debt	(158)	(283)
Repayments of debt assumed in acquisition of iMaternity	(8,892)	—
Proceeds from exercise of stock options	142	17

Net cash used in financing activities	(17,197)	(3,782)

Net decrease in cash and cash equivalents	(7,597)	(648)
Cash and cash equivalents, beginning of period	10,358	3,076

Cash and cash equivalents, end of period	$2,761	$2,428

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,708	$7,435

Cash paid for income taxes	$2,466	$294

The accompanying notes are an integral part of these consolidated financial statements.

MOTHERS WORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(unaudited)

1.    BASIS OF FINANCIAL STATEMENT PRESENTATION

        The accompanying unaudited consolidated financial statements are prepared in accordance with the requirements of Article 10 of Regulation S-X and, accordingly, certain information and footnote disclosures have been condensed or omitted. Reference should be made to the Form 10-K, as amended, as of and for the year ended September 30, 2001 for Mothers Work, Inc. and Subsidiary (the "Company") as filed with the Securities and Exchange Commission for additional disclosures including a summary of the Company's accounting policies.

        In the opinion of management, the consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company for the periods presented. Since the Company's operations are seasonal, the interim operating results of the Company may not be indicative of operating results for the full year.

2.    STOCK OPTIONS AND WARRANTS

        During the quarter and six months ended March 31, 2002, a total of 86,000 and 206,350 options, respectively, were granted to certain employees and non-employee directors for the purchase of the Company's common stock at prices not less than the fair market value of the Company's common stock on the date of grant.

        In connection with the acquisition of iMaternity on October 17, 2001 (see Note 8), the Company issued warrants to the sellers for the purchase of 350,000 shares of the Company's common stock at an exercise price of $22.50 per share, with an estimated fair value of approximately $874,000. The Company obtained an independent appraisal to determine the fair value of the warrants, estimated at the date of issuance using the Black-Scholes pricing model with a 30% discount applied due to lack of marketability. The following assumptions were used in the pricing model: dividend yield of zero, risk free interest rate of 4.45%, volatility factor of the expected market price of the Company's common stock of 60.0%, and an expected life equal to the contractual term of the warrants of 7 years. The fair value of the warrants was recorded to additional paid-in capital at the date of grant. The warrants were immediately vested upon grant and are exercisable for 7 years. None of these warrants were exercised as of March 31, 2002.

        In conjunction with debt issued in the acquisition of A Pea in the Pod in 1995, the Company issued 140,123 warrants for the purchase of the Company's common stock at $.01 per share. These warrants were exercised on March 12, 2002.

3.    COMMITMENTS AND CONTINGENCIES

        From time to time, the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions cannot be accurately predicted, in the opinion of management of the Company, any such liability will not have a material adverse effect on the financial position or operating results of the Company.

4.    EARNINGS PER SHARE (EPS)

        Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of outstanding common shares. Diluted EPS is computed based upon the weighted average number of outstanding common shares, after giving effect to the potential dilutive effect from the assumed exercise of stock options and warrants as well as the assumed conversion of dilutive preferred stock and subordinated notes.

        The following summarizes the diluted EPS calculation (in thousands, except per share amounts):

	For the Quarter Ended March 31, 2002			For the Quarter Ended March 31, 2001
	Income	Shares	Earnings Per Share	Loss	Shares	Loss Per Share
Basic EPS	$89	3,569	$0.02	$(2,262)	3,454	$(0.65)
Incremental shares from the assumed exercise of outstanding stock options and warrants	—	149		—	—

Diluted EPS	$89	3,718	$0.02	$(2,262)	3,454	$(0.65)

	For the Six Months Ended March 31, 2002			For the Six Months Ended March 31, 2001
	Income	Shares	Earnings Per Share	Loss	Shares	Loss Per Share
Basic EPS	$1,823	3,540	$0.52	$(1,267)	3,453	$(0.37)
Incremental shares from the assumed exercise of outstanding stock options and warrants	—	154		—	—
Assumed conversion of subordinated notes	19	70		—	—

Diluted EPS	$1,842	3,764	$0.49	$(1,267)	3,453	$(0.37)

        Options to purchase 127,740 and 840,635 shares were outstanding as of March 31, 2002 and 2001, respectively, but were not included in the computation of diluted EPS as their effect would have been antidilutive.

        During the second quarter of fiscal 2002, certain holders of the Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") elected to convert 7,316 of such shares, with a stated value of $2.1 million and at a conversion rate equal to ten shares of common stock for each share of Series A Preferred Stock (a total of 73,160 shares of common stock). For the first six months of fiscal 2002, a total of 10,532 shares with a stated value of $3.0 million were converted into 105,312 shares of common stock. The 27,877 and 41,000 shares of Series A Preferred Stock outstanding at March 31, 2002 and 2001, respectively, convertible into 278,772 and 410,000 shares of common stock, respectively, were determined to be antidilutive and therefore excluded from the EPS computation for the periods presented.

        The Company was restricted under the terms of the $92 million of 12 5/8% Senior Unsecured Exchange Notes Due 2005 (the "Notes"), from paying cash dividends to the holders of the Series A Preferred Stock upon conversion. As a result, the Company issued subordinated notes totaling $1.5 million and $2.1 million for the second quarter and first six months of fiscal 2002, respectively, on which unpaid interest will accumulate and compound annually at the prime rate until paid. The subordinated notes are convertible after August 1, 2003 into common stock in accordance with the terms of those notes. For the quarter ended March 31, 2002, the $2,386,000 of subordinated notes outstanding as of March 31, 2002 were determined to be antidilutive and, therefore, excluded from the EPS computation.

        Additionally, in connection with the acquisition of iMaternity on October 17, 2001 (see Note 8), the Company issued 302,619 shares of Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock") with detachable warrants. The Series C Preferred Stock is convertible into common stock only if the Company were to default on its obligation under the provisions of the put right which gives the holders of the Series C Preferred Stock the right, under certain circumstances, to require the Company to purchase their shares of Series C Preferred Stock for cash. All of the shares of Series C Preferred Stock and warrants were outstanding as of March 31, 2002 and were excluded from the EPS computations, as their effect would have been antidilutive.

        The Company's outstanding antidilutive options, warrants and shares of Series A and Series C Preferred Stock could potentially dilute EPS in the future.

5.    INVENTORIES

        Inventories were comprised of the following (in thousands):

	March 31, 2002	September 30, 2001
Finished goods	$59,116	$61,535
Work-in-progress	3,058	3,486
Raw materials	5,919	8,069

	$68,093	$73,090

6.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities were comprised of the following (in thousands):

	March 31, 2002	September 30, 2001
Salaries, wages, and employee benefits	$6,664	$5,274
Restructuring costs (Notes 8 and 9)	5,298	128
Interest	2,135	2,179
Sales tax	2,027	1,763
Rent	1,987	676
Insurance	1,404	961
Professional fees	862	648
Income taxes payable	184	2,308
Other	3,540	2,503

	$24,101	$16,440

        Interest payments are made semiannually in February and August to the holders of the Notes.

7.    ACCOUNTING FOR GOODWILL

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria applicable to intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 further requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment.

        The Company adopted SFAS No. 141 and 142 effective October 1, 2001. In adopting SFAS No. 142, the Company no longer amortizes goodwill. The following table reflects the adjustment to exclude goodwill amortization expense recognized in the prior periods as presented (in thousands, except per share amounts):

	For the Quarter Ended March 31,
	2002	2001
Reported net income (loss)	$822	$(1,889)
Add back goodwill amortization	—	550

Adjusted net income (loss)	822	(1,339)
Dividends on preferred stock	733	373

Adjusted net income (loss) available to common stockholders	$89	$(1,712)

Income (loss) per share — basic:
Reported net income (loss)	$0.02	$(0.65)
Goodwill amortization	—	0.16

Adjusted net income (loss)	$0.02	$(0.49)

Income (loss) per share — diluted:
Reported net income (loss)	$0.02	$(0.65)
Goodwill amortization	—	0.16

Adjusted net income (loss)	$0.02	$(0.49)

	For the Six Months Ended March 31,
	2002	2001
Reported net (loss) income	$3,356	$(521)
Add back goodwill amortization	—	1,060

Adjusted net income	3,356	539
Dividends on preferred stock	1,533	746

Adjusted net income (loss) available to common stockholders	$1,823	$(207)

Income (loss) per share — basic:
Reported net income (loss)	$0.52	$(0.37)
Goodwill amortization	—	0.31

Adjusted net income (loss)	$0.52	$(0.06)

Income (loss) per share — diluted:
Reported net income (loss)	$0.49	$(0.37)
Goodwill amortization	—	0.31

Adjusted net income (loss)	$0.49	$(0.06)

        As of October 1, 2001, management determined that the Company had one reporting unit for purposes of applying SFAS No. 142 based on its reporting structure. The Company has made its initial assessment of impairment for the transition period as of October 1, 2001. The fair value of the Company's single reporting unit was determined based on the then fair market value of the Company's outstanding common stock on a control basis. Based on this initial assessment, no impairment loss was recognized. The Company plans to perform an annual assessment for goodwill impairment at the end of each fiscal year or as impairment indicators arise.

        A summary of changes in the carrying amount of goodwill for the first six months of fiscal 2002 is as follows (in thousands):

Goodwill, net, at September 30, 2001	$29,886
Add: goodwill recorded in the acquisition of iMaternity (see Note 8)	25,785

Goodwill, net, at March 31, 2002	$55,671

8.    ACQUISITION

        On October 17, 2001 (the "Acquisition Date"), the Company acquired eSpecialty Brands, LLC ("iMaternity") for $19,863,000, including transaction costs. The purchase price consisted of 302,619 shares of Series C Preferred Stock valued at an estimated $59.48 per share, or $17,999,000, as determined by an independent third party appraiser, detachable warrants to purchase 350,000 shares of the Company's common stock with an estimated fair value of $874,000 (see Note 2), and transaction costs of $990,000. The excess by which the stated value of the Series C Preferred Stock exceeds its carrying value is being accreted to the earliest redemption date using the effective interest method. This accretion is recorded as dividends in the accompanying consolidated statements of operations. Additionally, the holders of the Series C Preferred Stock are entitled to receive dividends at an annual rate of 8.625% of the stated value, compounding quarterly. The discount accretion and the dividends on the Series C Preferred Stock are included in the carrying value of the Series C Preferred Stock in the accompanying consolidated balance sheets.

        The rights and preferences relating to dividends and distributions upon liquidation of the Series C Preferred Shares are senior to those of the common stock. The holders of the Series C Preferred Stock have the right to receive in a liquidation, dissolution or winding up of the Company, after payment to the holders of the outstanding shares of the Company's Series A Preferred Stock and before any payments to holders of junior stock, which includes the common stock, an amount per share equal to the stated value plus the greater of accrued dividends or the participation amount (defined as an amount based on 10% of the increase in the market value of the Company's common stock for the period from the Acquisition Date until the date of liquidation, dissolution or winding up of the Company). The liquidation value of the Series C Preferred Stock as of March 31, 2002 was $20,273,000.

        The acquisition has been accounted for under the purchase method of accounting, and the results of operations of iMaternity are included in the Company's results of operations from the Acquisition Date. Prior period results have not been restated. Assets acquired and liabilities assumed have been recorded at their estimated fair values. The recorded values of assets acquired and liabilities assumed are preliminary and subject to adjustment pending final determination of their acquisition values.

        Based on the preliminary allocation of purchase price, the application of the purchase method resulted in approximately $25,785,000 of excess purchase price over the estimated fair value of the net tangible assets acquired of $8,926,000 less costs to exit certain operations and locations of iMaternity and related fixed asset writedowns totaling $14,848,000. The Company recognizes that certain identifiable intangible assets were acquired, primarily trademarks, trade names, and Internet domain names. However, as determined by an independent third party appraiser, based on the nature of the items and use within the Company's business and industry, no value was assigned to any of the identifiable intangibles. Accordingly, the excess purchase price has been assigned to goodwill.

        In connection with the purchase price allocation, the fair value of the acquired finished goods inventory was based on an estimate of the net realizable value of the inventory less estimated costs to dispose. A significant portion of the acquired inventory is expected to be sold at substantial discounts in connection with store closures or required changes in assortment mix at the acquired stores to align with the Company's merchandising strategies.

        Additionally, as part of the purchase price allocation, the Company recorded $1.7 million of vendor-related liabilities that were not disclosed by the sellers at the Acquisition Date. Further, there are also amounts being claimed as due from iMaternity by a number of vendors that are currently being investigated, but which have not yet been established as legal liabilities as of the Acquisition Date and, accordingly, have not been recorded. The amount of liabilities and goodwill recorded in the purchase price allocation could increase for additional vendor-related liabilities not yet identified. All of these liabilities are currently in dispute and the Company is seeking adjustment of the purchase price under the indemnification provisions of the acquisition agreement. Any adjustments, if obtained, would reduce the value of the Series C Preferred Stock and the corresponding goodwill recorded in connection with the transaction.

        At the Acquisition Date, iMaternity operated a total of 170 Dan Howard and Mothertime maternity clothing stores, including some under the trade name iMaternity, and the iMaternity.com website. The Company developed a plan in conjunction with the acquisition to close approximately 92

iMaternity stores and reopen the remaining acquired locations under the Company's existing store concepts of Motherhood and Mimi Maternity. Further, the plan included the shutdown of iMaternity's corporate headquarters and warehouse operation in Chicago, as well as its manufacturing and warehousing facilities in Costa Rica. In connection with the plan, the Company recorded severance costs for involuntarily terminated employees of the acquired business of $2,922,000, lease termination fees and related legal costs of $4,200,000, a writedown of fixed assets totaling $5,771,000 based on the remaining net book value of the assets to be disposed of or sold and the estimated sale proceeds, and accrued for other costs to be incurred to complete the exit activities of the acquired business totaling $1,955,000. Approximately 850 employees of the acquired business were expected to be terminated as part of the plan, consisting of 528 corporate and 322 store employees. The Company anticipates to substantially complete the entire integration plan within one year of the Acquisition Date.

        During the first six months of fiscal 2002, the Company closed 71 iMaternity stores of the 92 planned store closures, the corporate headquarters and warehouse operation in Chicago, an Internet-related development center in San Diego, California and other domestic warehousing facilities. The iMaternity manufacturing and warehousing operations in Costa Rica have been operationally shut down. The carrying value of the Costa Rica facility was reduced to its estimated realizable value as of the Acquisition Date, which was determined based on a market survey received from an independent third party, and is classified as "Assets Held for Sale" in the accompanying unaudited consolidated balance sheet as of March 31, 2002. In accordance with its plan, the Company expects to close an additional 21 store locations within the next six months. The timing of the store closures is dependent primarily upon the Company's ability to negotiate and complete the lease termination settlements.

        In connection with the store closures and the shutdown of the corporate headquarters and warehouse operation in Chicago, the Internet-related development center in San Diego, California, and the iMaternity manufacturing and warehousing operations in Costa Rica, the Company terminated 663 employees (524 corporate and 139 store employees), to whom $1,472,000 in accrued severance was paid out and charged against the liability during the six months ended March 31, 2002. Included in the severance payouts are quarterly installments made on the non-compete covenant and severance arrangement with a former executive of iMaternity. As of March 31, 2002, the remaining severance accrual of $1,450,000 principally reflects the balance of the non-compete and severance arrangement of $900,000 that is payable ratably over the next 4.5 years. Also included in the accrual are severance and vacation payouts anticipated to be made in regards to the approximately 70 store employees that may be terminated upon the closure of the remaining 21 store locations, as planned.

        A summary of the charges and reserves recorded in connection with the iMaternity acquisition exit/restructuring activities during the first six months of fiscal 2002 is as follows (in thousands):

	Adjustments and Reserves Recorded in Purchase Accounting	Charges	Balance as of March 31, 2002
Lease termination fees	$4,200	$1,235	$2,965
Severance	2,922	1,472	1,450
Exit and other costs	1,955	1,200	755

	9,077	$3,907	$5,170

Fixed asset writedowns	5,771

	$14,848

        The following table displays the net non-cash assets that were acquired as a result of the iMaternity acquisition (in thousands):

Non-cash assets (liabilities):
Inventory	$6,168
Property, plant and equipment	3,612
Deferred income taxes	10,043
Other current assets	753
Goodwill	25,785
Current liabilities	(19,170)
Debt	(8,892)

Net non-cash assets acquired	18,299
Less: Preferred stock issued	(17,999)
Warrants issued	(874)

Cash acquired from the acquisition of iMaternity	$(574)

        The following unaudited pro forma summary (in thousands, except per share amounts) combines the consolidated results of operations of Mothers Work, Inc. and iMaternity as if the transaction occurred as of the beginning of the respective periods presented giving effect to certain adjustments including recognition of an income tax benefit for operating losses generated by the acquired business, recognition of accrued and unpaid dividends on the Series C Preferred Stock, discount accretion associated with the Series C Preferred Stock, and reduction in depreciation expense as a result of the revaluation of property, plant and equipment. This pro forma summary is not necessarily indicative of the results of operations that would have occurred if the Company and iMaternity had been combined during such periods. Moreover, the pro forma summary is not intended to be indicative of the results of operations that may be attained in the future.

	For the Six Months Ended March 31,
	2002	2001
	(in thousands except per share amounts)
Revenue	$221,447	$215,355
Operating income	11,523	3,695
Net income (loss)	2,708	(2,688)
Net income (loss) available to common stockholders	1,088	(4,451)
Income (loss) per share — basic	$0.31	$(1.29)
Income (loss) per share — diluted	$0.29	$(1.29)

        The sales from the acquired stores planned for closure was approximately $5.6 million during the first six months of fiscal 2002.

9.    OTHER RESTRUCTURING CHARGES

        During fiscal 1998, the Company announced that it would close or convert all of its non-maternity Episode stores into maternity clothing stores. In connection with the restructuring plan, the Company recorded accrued restructuring charges of $10.6 million. As of March 31, 2002 and September 30, 2001, the $0.1 million remaining reserve will be used for any final legal and other lease transfer fees.

10.    IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although early adoption is encouraged, the Company plans to adopt this statement in fiscal 2003. Adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and early adoption is encouraged. The Company plans to adopt this statement in fiscal 2003. Management believes that the adoption of SFAS No. 144 will not have a material impact on the Company's financial position or results of operations.

11.    SUBSEQUENT EVENTS

        On June 10, 2002, the Company filed two registration statements with the Securities and Exchange Commission (the "SEC"), one of which relates to the offering of 1,100,000 shares, which includes 100,000 shares being sold by selling stockholders, and one of which relates to the offering of $125 million of senior notes due 2010. The equity offering is not contingent on the debt offering, but the debt offering is contingent on the equity offering. The Company plans to use the net proceeds from these offerings to repay the existing Notes, to repay subordinated notes issued to the holders of Series A Preferred Stock in lieu of accrued and unpaid dividends, to pay all accrued and unpaid dividends on Series A Preferred Stock and Series C Preferred Stock, to redeem all outstanding shares of Series A Preferred Stock and to purchase all outstanding shares of Series C Preferred Stock, to repay outstanding borrowings under the Credit Facility and for general corporate purposes. There can be no assurance that either of these offerings will be completed or that they will generate net proceeds sufficient for these planned uses.

        Payment obligations under the $125 million of senior notes due 2010 offered by the Company in the debt offering will be fully and unconditionally guaranteed on a joint and several basis by its wholly-owned U.S. subsidiaries (the "Guarantor Subsidiaries"). None of the Company's foreign subsidiaries will guarantee the notes. Condensed consolidating financial information for the Company, the Guarantor Subsidiaries and the Company's non-guarantor subsidiaries as of and for the six months ended March 31, 2002 is presented below.

Mothers Work, Inc.
Condensed Consolidating Balance Sheet
March 31, 2002
(Unaudited)
(in thousands)

	Mothers Work (Parent Company)	Guarantor Companies (U.S. Companies)	Non- Guarantor Companies (Foreign Companies)	Consolidating Eliminations	Mothers Work Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$2,451	$242	$68	$—	$2,761
Trade receivables	4,346	1,297	—	—	5,643
Inventories	64,490	3,493	110	—	68,093
Deferred income taxes	7,954	—	—	—	7,954
Prepaid expenses and other current assets	3,582	—	—	—	3,582

Total current assets	82,823	5,032	178	—	88,033
Property, Plant and Equipment, net	44,682	1,741	149	—	46,572
Assets Held for Sale	—	—	1,575	—	1,575
Other Assets	37,505	408	—	34,465	72,378
Investments in and advances to (from) affiliates	40,524	105,522	(1,994)	(144,052)	—

Total assets	$205,534	$112,703	$(92)	$(109,587)	$208,558

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Line of credit	$20,367	$—	$—	$—	$20,367
Current portion of long-term debt	434	—	—	—	434
Accounts payable	18,363	—	—	—	18,363
Accrued expenses and other current liabilities	21,077	(2,100)	(46)	5,170	24,101

Total current liabilities	60,241	(2,100)	(46)	5,170	63,265
Long-Term Debt	98,182	—	—	—	98,182
Accrued Dividends on Series A Preferred Stock	5,652	—	—	—	5,652
Deferred Rent	4,999	—	—	—	4,999
Series C cumulative redeemable preferred stock	18,880	—	—	—	18,880
Stockholders' Equity
Series A Preferred Stock	7,819	—	—	—	7,819
Common stockholders' equity	9,761	114,803	(46)	(114,757)	9,761

Total stockholders' equity	17,580	114,803	(46)	(114,757)	17,580

Total liabilities and stockholders' equity	$205,534	$112,703	$(92)	$(109,587)	$208,558

Mothers Work, Inc.
Condensed Consolidating Statement of Operations
For The Six Months Ended March 31, 2002
(Unaudited)
(in thousands)

	Mothers Work (Parent Company)	Guarantor Companies (U.S. Companies)	Non-Guarantor Companies (Foreign Companies)	Consolidating Eliminations	Mothers Work Consolidated
Net sales	$205,839	$26,772	$347	$(13,708)	$219,250
Cost of goods sold	91,066	14,393	176	—	105,635

Gross profit	114,773	12,379	171	(13,708)	113,615
Selling, general and administrative expenses	96,812	17,902	245	(13,708)	101,251

Operating income (loss)	17,961	(5,523)	(74)	—	12,364
Interest income (expense)	(7,020)	2,726	—	(2,726)	(7,020)
Equity in earnings (loss) of subsidiaries	(4,003)	—	—	4,003	—

Income (loss) before income taxes	6,938	(2,797)	(74)	1,277	5,344
Income tax provision (benefit)	3,582	(1,566)	(28)	—	1,988

Net income (loss)	3,356	(1,231)	(46)	1,277	3,356
Dividends on preferred stock	1,533	—	—	—	1,533

Net income (loss) available to common stockholders	$1,823	$(1,231)	$(46)	$1,277	$1,823

Mothers Work, Inc.
Condensed Consolidating Cash Flow Statement
For The Six Months Ended March 31, 2002
(Unaudited)
(in thousands)

	Mothers Work (Parent Company)	Guarantor Companies (U.S. Companies)	Non-Guarantor Companies (Foreign Companies)	Consolidating Eliminations	Mothers Work Consolidated
Cash Flows from Operating Activites:
Net income (loss)	$3,356	$(1,231)	$(46)	$1,277	$3,356
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,737	145	2	—	4,884
Accretion of discount on Notes	1,737	—	—	—	1,737
Deferred taxes	250	—	—	—	250
Amortization of deferred financing costs	106	—	—	—	106
Provision for deferred rent	144	—	—	—	144
Changes in assets and liabilities:
Decrease (increase) in—
Receivables	775	(1,297)	—	—	(522)
Inventories	(463)	11,628	—	—	11,165
Prepaid expenses and other assets	1,184	—	—	—	1,184
Intercompany balance	(7,257)	16,482	371	(9,596)	—
Increase (decrease) in—
Accounts payable, accrued expenses and other current liabilities	(859)	(9,104)	—	—	(9,963)

Net cash provided by (used in) operating activities	3,710	16,623	327	(8,319)	12,341

Cash Flows from Investing Activities:
Acquisition of iMaternity, net of cash acquired	—	(7,486)	(259)	8,319	574
Capital expenditures	(3,236)	—	—	—	(3,236)
Purchase of intangible assets	(79)	—	—	—	(79)

Net cash (used in) provided by investing activities	(3,315)	(7,486)	(259)	8,319	(2,741)

Cash Flows from Financing Activities:
Reduction of borrowings under line of credit	(8,289)	—	—	—	(8,289)
(Repayment) increase of long-term debt	(158)	—	—	—	(158)
Repayment of debt assumed in acquisition of iMaternity	—	(8,892)	—	—	(8,892)
Proceeds from exercise of options	142	—	—	—	142

Net cash used in financing activities	(8,305)	(8,892)	—	—	(17,197)

Net Increase (Decrease) in Cash and Cash Equivalents	(7,910)	245	68	—	(7,597)
Cash and Cash Equivalents, Beginning of Period	10,361	(3)	—	—	10,358

Cash and Cash Equivalents, End of Period	$2,451	$242	$68	$—	$2,761

MOTHERHOOD
MATERNITY

MOTHERHOOD
MATERNITY

a pea in the pod
MATERNITY REDEFINED

a pea in the pod
MATERNITY REDEFINED

Mimi
maternity

Mimi
maternity

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Recent Developments
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS AND PREFERRED STOCK
DESCRIPTION OF NOTES
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS MOTHERS WORK, INC. AND SUBSIDIARIES
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
MOTHERS WORK, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
MOTHERS WORK, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MOTHERS WORK, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
MOTHERS WORK, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts) (unaudited)
MOTHERS WORK, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (unaudited)
MOTHERS WORK, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2002 (unaudited)
Mothers Work, Inc. Condensed Consolidating Balance Sheet March 31, 2002 (Unaudited) (in thousands)
Mothers Work, Inc. Condensed Consolidating Statement of Operations For The Six Months Ended March 31, 2002 (Unaudited) (in thousands)
Mothers Work, Inc. Condensed Consolidating Cash Flow Statement For The Six Months Ended March 31, 2002 (Unaudited) (in thousands)